As filed with the Securities and Exchange Commission on July 1, 2013.
Registration No. 333-189049

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________
AMENDMENT NO. 1 to FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
_________________________________________
CELLULAR DYNAMICS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)
_________________________________________

Wisconsin	2836	26-1737267
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
_________________________________________
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
(608) 310-5100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
_________________________________________
Robert J. Palay
Chairman of the Board and Chief Executive Officer
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
(608) 310-5100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
_________________________________________
Copies of communications to:

Anna M. Geyso	Arthur D. Robinson
Dennis F. Connolly	Lesley C. Peng
Godfrey & Kahn, S.C.	Simpson Thacher & Bartlett LLP
780 North Water Street	425 Lexington Avenue
Milwaukee, Wisconsin 53202	New York, New York 10017
(414) 273-3500	(212) 455-2000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:
☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company
________________________________________
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(3)
Common Stock, $0.0001 par value per share	$57,250,000	$7,809

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes offering price of shares of common stock that the underwriters have the option to purchase.

(3)	The registrant previously paid this amount in connection with the initial filing of this Registration Statement.
_________________________________________
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 1, 2013

Prospectus
shares

Common stock

This is the initial public offering of common stock by Cellular Dynamics International, Inc. We are offering shares of common stock pursuant to this prospectus. We expect the initial public offering price to be between $ and $ per share.

No public market currently exists for our common stock. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “ICEL.”

Per share	Total
Initial public offering price $	$
Underwriting discounts and commissions $	$
Proceeds, before expenses, to us(1) $	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

Certain of our existing shareholders and certain affiliates of us, certain existing shareholders and our directors have indicated an interest in purchasing shares of our common stock in this offering at the initial public offering price. We have requested that the underwriters allocate shares in this offering to these investors. It is not currently anticipated that the aggregate purchase price of the shares to be purchased by these investors in this offering will exceed $ . However, because indications of interest are not binding or commitments to purchase, these persons or entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not purchase any shares in this offering.

We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

We are an “emerging growth company” as that term is defined under the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about , 2013.

Sole book–running manager
J.P. Morgan

Co-managers
Cowen and Company	Leerink Swann

, 2013

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

We own or have rights to use a number of registered and common law trademarks, service marks and trade names that we use in connection with our business including Cellular Dynamics International, Inc., our logo, iCell, MyCell and Essential 8. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are included without the ® and TM symbols, but such references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights to use those trademarks, service marks and trade names. All other trademarks, service marks and trade names referred to in this prospectus are, to our knowledge, the property of their respective owners. Unless the context requires otherwise, the words “Cellular Dynamics,” “CDI,” “we,” the “Company,” "us” and “our” refer to Cellular Dynamics International, Inc.

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled “Risk factors,” and our financial statements and related notes included elsewhere in this prospectus.

Overview

We develop and manufacture fully functioning human cells in industrial quantities to precise specifications. Our proprietary iCell Operating System (iCell O/S) includes true human cells in multiple cell types (iCell products), human induced pluripotent stem cells (iPSCs) and custom iPSCs and iCell products (MyCell products). Our iCell O/S products provide standardized, easy-to-use, cost-effective access to the human cell, the smallest fully functioning operating unit of human biology. Customers use our iCell O/S products, among other purposes, for drug discovery and screening; to test the safety and efficacy of their small molecule and biologic drug candidates; for stem cell banking; and in researching cellular therapeutics.

Our iCell product line currently includes four different cell types: cardiomyocytes, neurons, hepatocytes and endothelial cells. We are actively developing an additional seven different cell types, and we expect to use our platform to continue to expand the iCell product line. iCell products are a consumable designed to be used once and then reordered. We manufacture our iCell products from our iPSCs. An iPSC is a cell that has the ability both to replicate indefinitely and to be transformed into any cell type in the human body. We develop and manufacture our iPSCs from ordinary blood or skin using proprietary techniques that expand upon those pioneered by our founder Dr. James A. Thomson. Once we produce an iPSC, it becomes a renewable source of starting material for our iCell products and stem cell banks.

Scientists need access to cellular models that accurately represent the human biology they want to study. Our human cells reproduce, rather than approximate, the operation of the fully functioning human cell. We design our iCell O/S products to empower our customers to:

• Increase the productivity of their in vitro therapeutic research and development.
• Pursue novel avenues of biological discovery.
• Accelerate the regulatory analysis and market introduction of clinical products.
• Improve quality control of manufactured clinical products.
• Perform more precise applied and environmental testing.
• Build or augment stem cell banks.
• Develop and commercialize in vivo cellular therapeutics.

Our customers include biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks. In 2012, we sold our products to 18 of the top 20 biopharmaceutical companies (based on worldwide revenue) and grew our customer base to 128 from 60 in 2011.

We attribute our growing success to the following differentiating factors:

•     Enabling unparalleled access to human cellular biology. We believe our iCell O/S products: afford researchers superior insight into how human cells react to drug candidates and other chemicals; enable customers to build or augment stem cell banks; and will allow us to design and manufacture cells to precise specifications for developers of cellular therapeutics for their therapeutic candidates.

•     Disruptive technology addressing multiple, large markets. Our iCell O/S products displace existing surrogate models. Our products are currently sold into the $3.5 billion market for cells for in vitro experiments, as well as the $1.3 billion stem cell banking market. Our products position us well to participate in the growing $5.0 billion global human stem cell, tissue and organ therapy market, first as a provider of cells for research, then as a provider of cells for therapeutic trials and potentially for therapeutic use on a collaborative basis. We believe our products will contribute to the growth of our target markets.

•     Full product solution. Our iCell O/S products are designed to be easy-to-use. Our iCell products are standardized, highly pure and manufactured in large volumes to precise specifications. iCell products are packaged as units that fill industry standard 96-well plates. Currently, three of the four iCell products are cryopreserved and may be stored for extended periods of time. Our cells are also validated on life science research platforms commonly used in laboratories. Lastly, we offer training and support for all of our products.

•     Broad and deep intellectual property portfolio. We own or license a portfolio of intellectual property rights related to our technology that exceeds 700 patents and patent applications in the United States and around the world. From our inception, our intellectual property strategy has been designed to afford our customers and ourselves freedom to operate for all the products we sell. In addition, we have exclusively licensed and developed intellectual property and technical know-how that we maintain as trade secrets. We believe that our intellectual property portfolio will provide significant competitive advantages for future business operations.

Our target markets

The target markets for our products include cells for in vitro drug discovery, toxicity testing and chemical safety; stem cell banking; and in vivo and cell-based therapeutic research. Total expenditures in these markets were approximately $17.1 billion in 2011 and are expected to increase to $40.5 billion by 2020, according to Adivo Associates.

Cells for in vitro use in drug discovery, toxicity testing and chemical safety

Cells for in vitro use refers to cells studied under laboratory culture conditions for the purpose of drug discovery, toxicity testing and chemical safety analysis. The total spent on cell-based technologies for in vitro use was approximately $10.8 billion in 2011, of which $3.5 billion was spent on cells. By 2020, these markets are expected to grow to $14.7 billion and $5.6 billion, respectively. Customers in this market include: biopharmaceutical companies; government research institutions; academic and nonprofit research institutions; and clinical research organizations.

Stem cell banking

The stem cell banking market was approximately $1.3 billion in 2011, and is expected to grow to $4.4 billion in 2020. Currently, government entities, academic institutions and industry are building banks of iPSCs derived from different genetic backgrounds. We intend to manufacture iPSCs for this segment of the market. In March 2013, the California Institute for Regenerative Medicine (CIRM) awarded us a $16.0 million grant to derive three iPSC lines from each of 3,000 different individuals, as required by California's $32.3 million stem cell banking initiative. We will also be the primary subcontractor on the $10.0 million grant that the Coriell Institute for Medical Research received from CIRM to store and expand the Coriell iPSC bank. In addition, we are positioned to augment the product offering of cord blood banks by creating iPSC lines for their existing and prospective customers.

Cells for in vivo and cell-based therapeutic research

Cells for in vivo use in humans generally refers to inserting cells, tissue or whole organs into living persons to cure debilitating disorders or to regenerate damaged organs. The global human stem cell, tissue and organ therapy market was $5.0 billion in 2011 and is expected to grow to $21.4 billion in 2020. Our cellular reprogramming technologies, intellectual property portfolio and manufacturing capabilities position us to support our customers who are seeking to design, develop and manufacture cell-based therapeutics, first as a provider of cells for research, then as a provider of cells for therapeutic trials and potentially for therapeutic use on a collaborative basis.

The limitations of existing models

Each of our target markets currently utilizes models that are poorly suited to the emerging needs of the field:

•     In vitro use for therapeutic research. Existing surrogate models include primary cells derived from human cadavers or sacrificed animals, transformed (immortalized) cells and live animals. We believe these surrogate models are imprecise and inaccurate substitutes for human biology and have contributed to the high failure rates in human trials in the development of new therapeutics.

• Stem cell banking. Current stem cell and tissue banks suffer from limitations in the number of cells and type of tissue that can be derived from the presently available starting samples.

•     Cells for therapeutic use. Current cell and tissue therapies are based on harvested cells and tissues. The variable quality and limited expandability of such sources of sample restrict the reproducibility and effectiveness of these therapies.

The CDI solution: iCell O/S

Our iCell and MyCell products reproduce, rather than approximate, the operation of the fully functioning human cell. We intend to replace existing surrogate models with the standardized, easy-to-use and fully functioning human cells of the iCell O/S.

Our iCell O/S currently consists of six products:

Products	Product description	Applications
iCell Cardiomyocytes	Highly purified human heart cells	Model systems for pre-clinical drug discovery, toxicity testing, disease modeling and other life science research
iCell Neurons	Highly purified human neurons
iCell Endothelial Cells	Highly purified human blood vessel cells
iCell Hepatocytes	Highly purified human liver cells
MyCell	Human iPSCs reprogrammed from customer-sourced samples	Make iPSCs for stem cell banking and cell modeling of specific populations
Human iCell products derived from MyCell iPSCs
Media and reprogramming kit	Combination of three reagents used for reprogramming tissue into iPSCs	Making iPSCs for limited research use only

Our strategy

We intend to become the industry standard for manufactured human cells, displace imprecise and inaccurate existing surrogate models and enable unparalleled access to human cellular biology. We plan to pursue the following strategies to accomplish these objectives:

• Continue to advance our iCell O/S platform to maintain our leadership position in developing and manufacturing human cells to precise specifications in high volume and at low cost.

• Become an integral part of our customers' workflow from discovery through regulatory analysis to product commercialization.

• Enhance our iCell O/S product portfolio to reflect a wide range of human biology by offering new iCell product cell types and expanding the genetic background of each of our iCell products.

• Develop novel applications and experimental assays to extend the utility of our iCell O/S products in an expanding set of end markets.

• Use our expertise in iPSC reprogramming in combination with our MyCell products to fulfill the growing iPSC stem cell banking needs of government, academia and industry.

•     Employ our years of experience in cell differentiation and manufacturing to collaborate with biopharmaceutical partners in the development and manufacture of the next generation of cell-based therapeutics.

Recent developments

Preliminary financial results

For the quarter ended June 30, 2013, we anticipate that revenue will be between $ and $ , compared with $1,260,000 in the second quarter of 2012, an increase of between % and %.

The financial data presented above are preliminary, based upon our estimates and are subject to revision based upon our financial closing procedures and the completion of our financial statements. Our actual results may be materially different from our estimates. In addition, these estimated results are not necessarily indicative of our results for the full fiscal year or any future period. The preliminary financial data set forth above have been prepared by, and are the responsibility of, our management. We believe that the preliminary financial data have been prepared on a reasonable basis, reflecting the best estimates and judgments. However, our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this data. Our actual results may differ from these expectations. Any such differences could be material.

Credit agreement

On June 27, 2013, we entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors LP, as administrative agent, and the other lenders party thereto (the “Lenders”). Under the Credit Agreement, on June 28, 2013, we borrowed $12.0 million ("Tranche 1") and may borrow the remaining $8.0 million ("Tranche 2") at any time until December 31, 2013, subject to the completion of a public equity offering of over $40.0 million (a “Qualifying Equity Offering”). While we expect that this offering will be a Qualifying Equity Offering, we are not obligated to borrow the Tranche 2 funds.

We used a portion of the Tranche 1 proceeds to repay the remaining balances, totaling approximately $875,000, due to the Wisconsin Economic Development Corporation under two existing promissory notes. See "Management's discussion and analysis—Liquidity and capital resources—Financing activities" and Notes 4 and 11 to our financial statements included elsewhere in this prospectus.

In connection with the Tranche 1 loans, the Lenders were issued detachable warrants to purchase shares of our Series B preferred stock. A total of 28,406 warrants were issued in respect of the Tranche 1 loans, each with an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013. The number of warrants to be issued if we borrow the Tranche 2 funds will equal 3.0% of the Tranche 2 amount divided by the average 30-day closing price of our common stock. The warrants have a 10 year term. The warrants contain no mandatory redemption features and no repurchase obligations requiring the transferring of assets and, once issued, will relate to a fixed number of shares, except for customary anti-dilution adjustments.

Sixth Floor Investors LP, the administrative agent under the Credit Agreement, and certain of the other Lenders are existing shareholders of the Company or officers of the Company. See “Related party transactions—Sales of securities—Credit agreement and warrant issuance.”

Risk factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption "Risk factors" and include, but are not limited to, the following:

• We have incurred significant losses since inception, and we expect to continue to incur significant losses for the foreseeable future.

• If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

• Our financial results may vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

• Our future success is dependent upon our ability to expand our customer base and introduce new products.

• Our products may not be meaningfully more predictive of the behavior of a human cell than existing products.

•     The life sciences field undergoes rapid technological changes, frequent new product introductions, changing customer needs and preferences, emerging competition, evolving standards and strong price competition.

•     We have limited experience in marketing, selling and distributing our products, and we need to expand our direct sales and marketing force and distribution capabilities for our products to gain market acceptance.

• We utilize certain technologies that are licensed to us. If we are unable to maintain these licenses, our business could be adversely affected.

•     Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and we may be involved in lawsuits to protect or enforce our patents and proprietary rights or to defend against intellectual property infringement claims.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

• We will present only two years of audited financial statements and only two years of related management's discussion & analysis of financial condition and results of operations.

•     We may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

• We will provide less extensive disclosure about our executive compensation arrangements.

• We will not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Corporate information

Cellular Dynamics International, Inc., incorporated in 2007, is the successor to a corporation of the same name founded in 2004. Our principal executive offices are located at 525 Science Drive, Madison, Wisconsin 53711, and our telephone number is (608) 310-5100. We maintain a website at http://www.cellulardynamics.com. The information contained on our website is not incorporated into and does not constitute a part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in this prospectus.

The offering

Common stock offered by Cellular Dynamics International, Inc.	shares

Underwriters' option to purchase additional common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares

Use of proceeds
We intend to use the net proceeds from this offering for funding our operations as follows: approximately $ for research and product development activities; approximately $ for sales and marketing activities, including expansion of our sales force to support the ongoing commercialization of our products; approximately $ for property, plant and equipment, including the build-out of our laboratory in California, and intellectual property; and approximately $ for working capital and other general corporate purposes. We may also acquire or invest in complementary businesses or other assets; however, we currently have no agreements or commitments to complete any such transaction. We do not intend to use proceeds of this offering to repay indebtedness incurred pursuant to the Credit Agreement.

Dividend policy
We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. You should read the "Dividend policy" section of this prospectus for more information on future declarations and payments of dividends.

Proposed NASDAQ Global Market symbol	ICEL

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of June 28, 2013 and excludes:

•     1,615,678 shares of common stock issuable upon the exercise of outstanding options, at a weighted-average exercise price of approximately $8.39 per share and a weighted-average remaining contractual term of 7.4 additional years as of March 31, 2013;

•     28,406 shares of our Series B preferred stock issuable upon the exercise of outstanding warrants issued in connection with our incurrence of debt under Tranche 1 of the Credit Agreement (which we anticipate will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering), at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013 and a term of 10 years;

• 415,274 shares of common stock reserved for issuance under our 2008 Equity Incentive Plan, as amended; and

• 831,659 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan, as amended.

Immediately prior to the consummation of this offering, we expect that:

• all of our outstanding shares of Series A preferred stock will convert into an aggregate of 2,914,187 shares of common stock;

• all of our outstanding shares of Series B preferred stock will convert into an aggregate of 7,232,092 shares of common stock;

• the outstanding warrants to purchase 28,406 shares of our Series B preferred stock will convert into warrants to purchase 28,406 shares of our common stock; and

• warrants to purchase 8,208 shares of common stock will be exercised at a price of $0.10 per share.

In addition, except when otherwise indicated, information in this prospectus reflects or assumes the following:

• a 1-for-9.75 reverse stock split of our common stock, immediately upon the conversion of the Series A preferred stock and the Series B preferred stock into common stock; and

• no exercise by the underwriters of their option to purchase additional shares.

Summary financial data

The following table presents summary financial data for the periods indicated.  The summary statements of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements and notes thereto, which are included elsewhere in this prospectus. The unaudited summary statements of operations data for the three months ended March 31, 2012 and 2013 and the unaudited balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year. You should read this information together with our financial statements and related notes, “Management’s discussion and analysis of financial condition and results of operations,” "Use of proceeds" and "Capitalization" included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(Dollars in thousands, except per share data)	2011	2012	2012	2013

Statements of operations:

Revenues:
Product sales	$1,460	$5,178	$643	$1,754
Collaborations, partnerships and other revenues	1,137	1,404	503	636
Total revenues	2,597	6,582	1,146	2,390
Costs and expenses:
Cost of product sales	727	2,089	143	577
Research and development	13,660	14,301	3,058	3,856
Sales and marketing	3,031	4,398	914	1,527
General and administrative	6,482	8,024	1,819	2,109
Total costs and expenses	23,900	28,812	5,934	8,069
Loss from operations	(21,303)	(22,230)	(4,788)	(5,679)
Other (expense) income:
Interest expense	(44)	(34)	(10)	(7)
Other income	3	—	1	—
Total other expense	(41)	(34)	(9)	(7)
Net loss	$(21,344)	$(22,264)	$(4,797)	$(5,686)

Net loss per share of common stock, basic and diluted	$(12.47)	$(12.89)	$(2.80)	$(3.28)
Shares used in computing net loss per share of common stock, basic and diluted	1,711,567	1,727,086	1,714,206	1,733,654
Pro forma net loss per share of common stock, basic and diluted(1)	$(2.22)	$(2.12)	$(0.47)	$(0.48)
Shares used in computing pro forma net loss per share of common stock, basic and diluted	9,596,405	10,498,155	10,208,601	11,888,141

(1) The number of weighted-average common shares used in computing pro forma net loss per share attributable to common stock in the table above gives effect to (i) the conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into shares of common stock on a one-for-one basis and (ii) the exercise of warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share immediately prior to the closing of this offering.

	December 31,		March 31,	Pro forma
(Dollars in thousands)	2011	2012	2013	as adjusted(1)

Balance sheet data:

Cash and cash equivalents	$36,729	$33,900	$28,488
Total current assets	40,717	39,601	34,413
Total assets	51,524	51,496	46,287
Total current liabilities	3,432	3,771	4,141
Long-term debt, less current portion	1,070	734	636
Accumulated deficit	(59,800)	(82,064)	(87,750)
Shareholders' equity	47,022	46,991	41,510

(1) The pro forma as adjusted balance sheet data reflects (i) a 1-for-9.75 reverse stock split of our common stock, immediately upon the conversion of the Series A preferred stock and the Series B preferred stock into common stock, (ii) the exercise of warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share immediately prior to the closing of this offering, (iii) the initial $12.0 million of term loans, the debt discount related to the value of the warrants issued and other issuance costs attributed to the Credit Agreement, and the application of the proceeds therefrom, including retirement of the Wisconsin Economic Development Corporation debt, and (iv) the issuance and sale by us of common stock in our initial public offering at an assumed initial public offering price of $ per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.
Risks related to our business and strategy
We have a limited operating history and have incurred significant losses since inception that we expect to continue for the foreseeable future.
We have a limited operating history and have incurred significant and increasing losses in each fiscal year since our inception, including net losses of $21.3 million and $22.3 million during 2011 and 2012, respectively. We incurred net losses of $4.8 million and $5.7 million during the three months ended March 31, 2012 and 2013, respectively. As of March 31, 2013, we had an accumulated deficit of $87.8 million. These losses have resulted principally from costs incurred in our research and development programs and from our sales and marketing and general and administrative expenses. We expect to continue to incur operating and net losses and negative cash flow from operations, which may increase, for the foreseeable future due in part to anticipated increases in expenses for research and product development and significant expansion of our sales and marketing activities. Additionally, following this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. We anticipate that our business will generate operating losses until we successfully implement our commercial development strategy and generate significant additional revenues to support our level of operating expenses. Because of the numerous risks and uncertainties associated with our commercialization efforts and future product development, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase our profitability.
If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.
Our success depends, in part, on our ability to develop and market products that are recognized and accepted as reproducing rather than approximating the operation of the fully functioning human cell. "Fully functioning" means that a cell functions much like a human cell of the same type in specified ways that are relevant to the product's intended uses. Most of our customers already use long-established models for research and testing in their laboratories and may be reluctant to replace those models. Market acceptance of our products will depend on many factors, including the price of our products relative to alternative models and our ability to convince potential customers that our products are an attractive alternative to existing models. Compared to most competing models, use of functional human cells in testing and research is relatively new, and most potential customers have limited knowledge of, or experience with, our products. Prior to adopting our products, our customers will need to devote significant time, effort and resources to testing and validating our cells. Further, we devote significant time, effort and resources to train and assist new and potential customers in becoming familiar with and adopting our products. Any failure of our products to meet customer benchmarks could result in customers choosing to retain their existing research and testing models or to purchase cells other than ours.
In addition, our customers have published and intend to publish the results of their experiments in scientific journals. Therefore, it is important that our products be perceived as reproducing the operation of the fully functioning human cell by the scientific and medical research community. Many factors influence the perception of our cells, including their use by leading biopharmaceutical companies and research groups and the publication of their results in well regarded journals. Historically, a significant part of our sales and marketing efforts have been directed at convincing industry leaders of the advantages of our products and encouraging such leaders to publish or present the results of their evaluation of our cells. If we are unable to continue to induce leading researchers to use our cells or if such researchers are unable to achieve and publish or present significant experimental results using our cells, acceptance and adoption of our cells will be slowed.
Our financial results may vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.
Our quarterly revenue and results of operations have varied in the past and may continue to vary significantly from quarter-to-quarter. This variability may lead to volatility in our stock price as research analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors, including: fluctuations in demand for our products; changes in customer budget cycles; variations in customer purchasing strategies including bulk purchases; tendencies among some customers to defer purchase decisions to the end of a quarter or end of a year; changes in our pricing and sales policies or the pricing and sales policies of our competitors; timing of revenue recognition, which may be based on a variety of factors including milestone achievements and progress against experimental work plans; our ability to achieve milestones, progress against experimental work plans and meet other benchmarks under contracts with our customers; our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner; quality control or yield problems in our manufacturing operations; our ability to obtain in a timely manner adequate quantities of the components used in our products; product mix; new product introductions and enhancements by us and by our competitors; and unanticipated increases in costs or expenses. Between the first quarter of 2011 and the first quarter of 2013, we experienced percentage changes in consecutive quarterly revenues ranging from a decline of 22% to an increase of 139% as a result of one or more of the factors described above. The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. Any failure to adjust spending quickly enough to compensate for a revenue shortfall or decision not to do so could magnify the adverse impact of such revenue shortfall on our results of operations.
Our revenue depends on production of a small group of products.
We generate revenue from sales of our proprietary products, which we call the iCell Operating System (iCell O/S), consisting of the iCell products currently being marketed and sold, together with our MyCell products and media and reprogramming kits. We also generate revenue under collaboration agreements with our customers, which includes revenue from the sale of new products under development. There is no assurance that we will generate revenues from these products, or any products under development, in the future. Our success is highly dependent on market acceptance of our products, which is uncertain. Because we are dependent on a small group of products, factors such as changes in customer preferences and specifications and general market conditions in our industry may have a significant impact on us. If the demand for our products fails to grow, develops more slowly than expected, decreases in response to customer preferences or new specifications we are unable to satisfy or becomes saturated with competing products, then our business, financial condition and results of operation will be materially adversely affected.
We currently rely on a relatively small number of customers to produce a significant amount of our total revenue.
During 2011 and 2012, three of our large biopharmaceutical customers individually accounted for greater than 10% of our total revenue in one or both years. Eli Lilly and Company (Lilly) accounted for 10% of total revenue in 2011 and 18% of total revenue in 2012. Hoffmann-La Roche Inc. accounted for 13% of total revenue in 2011 and GlaxoSmithKline plc accounted for 11% of our total revenue in 2012. During the three months ended March 31, 2013, Lilly and AstraZeneca UK Limited (AstraZeneca) each accounted for 16% of total revenue. Typically our customers, including these three customers, purchase our products pursuant to purchase orders, or purchase under contracts for specified periods of time and which may be terminated by our customer. A portion of the revenues attributable to Lilly during the periods described above were pursuant to minimum purchase requirements. See "Business—Customers." If we lose one or more of our significant customers or any of our significant customers experiences financial difficulty, then our business and results of operations could be materially adversely affected.
Our future success is dependent upon our ability to expand our customer base and introduce new products.
Our customer base is primarily composed of biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks that use our products to perform analyses for research and commercial purposes. Our success will depend in part upon our ability to increase our sales to these core customers, attract additional customers outside of these markets and market new products to existing and new customers as we develop such products. Attracting new customers and introducing new products requires substantial time and expense. For example, it may be difficult to identify, engage and market to customers who are unfamiliar with our iCell O/S. Any failure to expand sales to our existing customer base, attract new customers or launch new products would adversely affect our ability to increase our revenues.
Our sales cycles are lengthy and variable, which makes it difficult for us to forecast revenue and other operating results.
The lengthy and variable sales cycles for our iCell O/S products make it difficult for us to accurately forecast revenues in a given period, and may cause revenue and operating results to vary significantly from period to period.
Due in part to the novelty of our products and the implications for established research and testing models, potential customers for our products typically need to commit significant time and resources to evaluate our technology, and their decision to purchase our products may be further limited by budgetary constraints and several layers of internal review and approval, which are beyond our control. In addition, the novelty and complexity of our products often require us to spend substantial time and effort assisting potential customers in evaluating our products, including providing demonstrations and benchmarking our products against other available research and testing models. Even after initial approval by appropriate decision makers, the negotiation and documentation processes for a purchase can be lengthy. As a result of these factors, our sales cycle has varied widely and, in certain instances, has been longer than 12 months. The complexity and variability of our sales cycle has made it difficult for us to accurately project quarterly and annual revenues, and we have frequently failed to meet our internal quarterly and annual projections. We expect that our sales will continue to fluctuate on a quarterly basis and that our financial results for some periods may be below those projected by securities analysts. Such fluctuations could have a material adverse effect on our business and on the price of our common stock.
New market opportunities may not develop as quickly as we expect.
The application of human cell biology to drug and chemical safety and toxicology, drug discovery and disease research, cell therapy and stem cell banking are new market opportunities. We believe these opportunities will take several years to develop or mature, and we cannot be certain that these market opportunities will develop as we expect. Although we believe that there will be applications of our technologies in these markets, there can be no certainty of the technical or commercial success our technologies will achieve in such markets. Our success in these markets may depend to a large extent on our ability to successfully demonstrate the efficacy of our products relative to existing research and testing models.
We may decide to invest in new products for which there proves to be no demand.
To remain competitive and increase revenue, we must retain, increase and engage our customer base, which will depend heavily upon our ability to create successful, new products, both independently and in conjunction with third parties. We may introduce new and unproven products, including products with which we have little or no prior experience. If new or enhanced products fail to prove useful to customers or if we misinterpret trends, underestimate development costs and/or pursue the wrong products, we may fail to generate sufficient revenue, operating margin or other value to justify our investments, and our business may be adversely affected.
Our research and product development efforts may not result in commercially viable products within the timeline anticipated, if at all.
We intend to devote significant personnel and financial resources to research and development activities designed to expand our iCell O/S. Our technology is new and complex and the time and resources necessary to develop new cell types are difficult to predict in advance. For example, one of our iCell products was in development for approximately 15 months whereas other products have been in development for two or more years. In the past, product development projects have been significantly delayed when we encountered unanticipated difficulties in differentiating iPSCs into new cell types. We may have similar delays in the future, and we may not obtain any benefits from our research and development activities. Any delay or failure by us to develop new products would have a substantial adverse effect on our business and results of operations.
Our products may not be meaningfully more predictive of the behavior of a human cell than existing products.
Our products may fail to provide a meaningful difference over existing or new models in predicting the behavior of the human cell in drug discovery, research and other applications and, as a result, may not meaningfully displace such models. Failure to achieve market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business.
If we are unable to keep up with rapid technological changes in our field or compete effectively, we will be unable to operate profitably.
We are engaged in activities in the life sciences field, which is characterized by rapid technological changes, frequent new product introductions, changing customer needs and preferences, emerging competition, evolving industry standards and strong price competition. If we fail to anticipate or respond adequately to technological developments, demand for our products will not grow and may decline, and our business, revenue, financial condition and operating results could suffer materially. We cannot assure you that research and discoveries by other companies will not render our existing or potential products uneconomical or result in products superior to those we develop. We also cannot assure you that any technologies or products that we develop will be preferred to any existing or newly developed technologies or products.
We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies. Competitors may have significant financial, manufacturing, sales and marketing resources and may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, our competitors may enter into collaborative relationships with our current or potential customers that may provide those competitors with access to greater financial and development resources than we have and opportunities to establish market leading positions. In light of these advantages, even if our technology is more effective than the product offerings of our competitors, current or potential customers might accept competitive products or develop their own products in lieu of purchasing our products. We may not be able to compete effectively against these organizations. Increased competition is likely to result in pricing pressures, which could harm our sales, profitability or market share. Our failure to compete effectively could materially and adversely affect our business, financial condition and results of operations.

We have limited experience in marketing, selling and distributing our products, and we need to expand our direct sales and marketing force and distribution capabilities for our products to gain market acceptance.
We have limited experience in marketing, selling and distributing our products. Our iCell Cardiomyocytes, iCell Endothelial Cells and iCell Neurons were first launched as products in December 2009, September 2011 and December 2011, respectively, and in 2012 we began selling iCell Hepatocytes under early access agreements to research collaborators. Our MyCell product was first offered for sale in June 2012. We may not be able to market, sell and distribute our products effectively enough to support our planned growth.
We sell our products primarily through our own sales force and through a distributor in Japan. Our future sales will depend in large part on our ability to develop and substantially expand our direct sales force and to increase the scope of our marketing efforts. Our products are technically complex and used for highly specialized applications. As a result, we believe it is necessary to develop a direct sales force with specific scientific backgrounds and expertise and a marketing group with technical sophistication. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales of our products, and reduce our revenues and profitability.
In addition, we may enlist one or more sales representatives and distributors to assist with sales, distribution and customer support globally or in certain regions of the world. If we do seek to enter into such arrangements, we may not be successful in attracting desirable sales representatives and distributors, or we may not be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales representatives and distributors, are not successful, our products may not gain market acceptance, which would materially impact our business operations.
We may experience difficulty in manufacturing our products.
Manufacturing iPSCs and the differentiation of iPSCs into cell types are technically complex processes. We have developed protocols for the manufacture of iPSCs and differentiated cell types. We may encounter difficulties in manufacturing iPSCs from particular donor samples or differentiated cell types from particular iPSCs, even when following these protocols. These difficulties may result in delays in production and customer fulfillment, loss of revenue and reputational harm.
Due to heavy reliance on manufacturing and related operations to produce, package and distribute our products, our business could be adversely affected by disruptions of these operations.
We rely upon our manufacturing operations to produce products accounting for substantially all of our sales. Our quality control, packaging and distribution operations support all of our sales. Any significant disruption of those operations for any reason, such as labor unrest, power interruptions, fire or other events beyond our control, could adversely affect our sales and customer relationships and, therefore, adversely affect our business. While insurance coverage may reimburse us, in whole or in part, for profits lost from such disruptions, our ability to provide these products in the longer term may affect our sales growth expectations and results.
If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.
We depend on information systems to control our manufacturing processes, process orders, manage inventory, process and bill shipments to and collect cash from our customers, respond to customer inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, and record and pay amounts due vendors and other creditors. Our systems could be subject to viruses, break-ins, sabotage, acts of terrorism, acts of vandalism, hacking, cyber-terrorism and similar misconduct. If we were to experience a prolonged disruption in our information systems that involve interactions with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect our business.
Our business depends on research and development spending levels of biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks, and any reduction in such spending could limit our ability to sell our products.
We expect that our revenue in the foreseeable future will be derived primarily from sales of our iCell O/S products to biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks in the United States, Europe and Japan. Our success will depend upon their demand for and use of our products. Accordingly, the spending policies of these customers could have a significant effect on the demand for our technology. These policies may be based on a wide variety of factors, including the resources available to make purchases, policies regarding spending during recessionary periods and changes in the political climate. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our iCell O/S products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in expenditures by these customers may result in lower than expected sales of our iCell O/S products. These reductions and delays may result from factors that are not within our control, such as:

•	changes in economic conditions;

•	changes in government programs that provide funding to research institutions and companies;

•	changes in the regulatory environment affecting biopharmaceutical companies engaged in research and commercial activities;

•	differences in budget cycles across various governmental entities and industries;

•	market-driven pressures on companies to consolidate operations and reduce costs;

•	mergers and acquisitions in the biopharmaceutical and life sciences industries; and

•	other factors affecting research and development spending.

Any decrease in our customers' budgets or expenditures or in the size, scope or frequency of operating expenditures as a result of the foregoing or other factors could materially and adversely affect our operations or financial condition.
Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed.
We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.
We may rely on strategic collaborations for research and development and commercialization purposes.
We have entered into and may continue to enter into strategic collaborations, which we sometimes refer to as center of excellence agreements, with biopharmaceutical companies, academic institutions and life science research institutions. For example, in 2012, we entered into two center of excellence agreements with pharmaceutical companies. If any of our strategic collaboration participants were to change their business strategies or development priorities, or encounter research and development obstacles, they may no longer be willing or able to participate in such strategic collaborations, which could have a material adverse effect on our product development. In addition, we may not control the strategic collaborations in which we participate. We may be required to relinquish or license important rights, including intellectual property rights, and relinquish or share control over the development of the products during the collaboration, or otherwise be subject to terms unfavorable to us.
Our center of excellence agreements are subject to numerous conditions, contingencies, development challenges, milestones, indemnification obligations, termination rights and default provisions. There can be no assurance that these collaborations will lead to technology or products, that such technology or products will receive market acceptance, that we will realize any material revenue or other benefits from these collaborations or that the benefits will exceed our costs.
Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and expose us to interest rate risk.
On June 27, 2013, we entered into the Credit Agreement and, on June 28, 2013, we incurred $12.0 million of loans under Tranche 1. We may borrow the remaining $8.0 million of additional loans under Tranche 2 at any time until December 31, 2013, subject to the completion of a Qualifying Equity Offering, which condition we expect to be satisfied after the completion of this offering, subject to the terms of the Credit Agreement. See “Prospectus summary—Recent developments—Credit agreement.” The indebtedness incurred in connection with the Credit Agreement is secured by a security interest in our assets, other than intellectual property. This indebtedness would be senior to the common stock in the event of our liquidation or the winding up of our business and affairs. We are obligated to make cash payments of interest on that indebtedness. We will also be obligated to make principal payments starting on February 15, 2015, assuming that we complete a Qualifying Equity Offering by August 1, 2014.
Our indebtedness could have important consequences, including:

•
requiring a portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	increasing our vulnerability to general economic, industry and competitive conditions;

•	increasing our cost of borrowing;

•	exposing us to the risk of increased interest rates;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may not be as highly leveraged.
In addition, Sixth Floor Investors LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC, Tactics II-CDI Series B Investors III, LLC and Nicholas J. Seay are each Lenders under the Credit Agreement. For a description of these transactions, see “Related party transactions—Sales of securities—Credit Agreement and warrant issuance.” In the event of our liquidation or the winding up of our business and affairs, Sixth Floor Investors LP, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC, Tactics II-CDI Series B Investors III, LLC and Nicholas J. Seay would all rank senior to our other creditors and our shareholders with respect to the loans made under the Credit Agreement and the subject assets.

Our future capital needs are uncertain and we may need to raise additional funds in the future.
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, we may need to raise substantial additional capital to:

•	expand the commercialization of our products;

•	fund our operations; and

•	further our research and development.
Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost of our research and development activities;

•	the cost of acquiring and maintaining the intellectual property necessary to preserve our freedom to operate in the stem cell industry;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of regulatory clearances or approvals, if any;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our shareholders may experience dilution. Under our Credit Agreement, we are generally restricted from incurring additional debt, and any additional debt would therefore require an amendment to our Credit Agreement. We cannot assure you that we would be able to obtain an amendment on acceptable terms, if at all. Even if we are able to obtain an amendment to our Credit Agreement, such additional financing may not be available on acceptable terms, or may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or to our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our research and development programs.
If we do not have, or are not able to obtain, sufficient funds, we may have to delay research and development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.
If we cannot provide quality technical support, we could lose customers and our operating results could suffer.
The adoption of our products by our customers and ongoing customer support can be complex. Accordingly, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific background and ability to understand our products at a technical level. To effectively support potential new customers and the expanding needs of current customers, we will need to substantially expand our technical support staff. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business and prospects will suffer.
If we are unable to recruit and retain key executives and highly skilled employees, we may be unable to achieve our goals.
Our performance is substantially dependent on the performance of our senior management. We do not maintain fixed term employment contracts with any of our employees. The loss of the services of any member of our senior management might significantly delay or prevent the development of our products or achievement of other business objectives by diverting management's attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business. We do not maintain significant key man life insurance on any of our employees.
In addition, our research and product development efforts could be delayed or curtailed if we are unable to attract, train and retain highly skilled employees, particularly senior scientists. To expand our research and product development efforts, we need additional people skilled in areas such as molecular and cellular biology and manufacturing. Competition for these people is intense. Because of the complex and technical nature of our system and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology.
Adverse conditions in the global economy and disruption of financial markets may significantly harm our revenue, profitability and results of operations.
The global economy has been experiencing a significant economic downturn, and global credit and capital markets have experienced substantial volatility and disruption. Volatility and disruption of financial markets could limit our customers' ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner or to maintain operations, which could result in a decrease in sales volume that could harm our results of operations. General concerns about the fundamental soundness of domestic and international economies may also cause our customers to reduce their purchases. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of sectors that do not include our customers may reduce the resources available for government grants and related funding for life science research and development. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm our sales, profitability and results of operations.
Our business is subject to complex and evolving laws and regulations regarding privacy and informed consent matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our company.
We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including obligations to seek informed consent from donors for the use of their blood and other tissue as well as state and federal laws that protect the privacy of donors. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. When we engage in business in markets in countries other than the United States, we may become subject to foreign laws and regulations relating to human subjects research and other laws and regulations that are often more restrictive than those in the United States. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. These laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Our business in markets outside of the United States may become subject to political, economic, legal and social risks, which could adversely affect our business.
For the year ended December 31, 2012, 34% of our revenues were generated outside of the United States. When we engage in business in countries other than the United States, we may become subject to the burden of complying with a wide variety of national and local laws, including multiple and possibly overlapping and conflicting laws. We may also experience difficulties adapting to new cultures, business customs and legal systems. Any sales and operations outside of the United States would be subject to political, economic and social uncertainties including, among others:

•	changes and limits in import and export controls;

•	increases in custom duties and tariffs;

•	changes in currency exchange rates;

•	economic and political instability;

•	changes in government regulations and laws;

•	absence in some jurisdictions of effective laws to protect our intellectual property rights; and

•	currency transfer and other restrictions and regulations that may limit our ability to sell certain products or repatriate profits to the United States.
Any changes related to these and other factors could adversely affect our business in markets outside of the United States.
Demand for our technology could be reduced by legal, social and ethical concerns surrounding the manufacture of biological materials and use of genetic information.
Our products involve the use and manipulation of tissue and genetic information from humans. Our products and the information derived from our products could be used in a variety of applications, which may have underlying legal, social and ethical concerns, including the genetic engineering or modification of human cells, testing for genetic predisposition for certain medical conditions and stem cell banking. Governmental authorities could, for safety, social or other purposes, call for limits on or impose regulations on the use of genetic testing or the manufacture or use of certain biological materials. Such concerns or governmental restrictions could limit the use of our products, which could have a material adverse effect on our business, financial condition and results of operations.
Our products, although not currently subject to regulation by the U.S. Food and Drug Administration or other regulatory agencies as biological products or drugs, could become subject to regulation in the future.
Our products are currently labeled and sold to biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, medical research organizations and stem cell banks for research purposes only, and not therapeutic procedures. As research use only products, they are not subject to regulation as biological products or drugs by the U.S. Food and Drug Administration (FDA) or comparable agencies of other countries. However, if we change the labeling of our products in the future to include therapeutic applications, our products or related applications could be subject to the FDA's pre- and post-market regulations. For example, if we wish to label and market our products for use in performing cell therapy or regenerative medicine, such as tissue engineering or organ replacement, we would first need to obtain FDA premarket clearance or approval. Obtaining FDA clearance or approval can be expensive and uncertain, generally takes several months to years to obtain, and may require detailed and comprehensive scientific and clinical data. Notwithstanding the expense, these efforts may never result in FDA approval or clearance. Even if we were to obtain regulatory approval or clearance, it may not be for the uses that we believe are important or commercially attractive.
Finally, we may be required to proactively achieve compliance with certain FDA regulations as part of our contracts with customers or as part of our collaborations with third parties. In addition, we may voluntarily seek to conform our manufacturing operations to the FDA's current good manufacturing practices for biological and drug products, known as the Quality System Regulation (QSR) or FDA's Good Tissue Practices for human cell and tissue-based products. The QSR is a complex regulatory scheme that governs the methods and documentation covering the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of products. The FDA enforces the QSR through periodic unannounced inspections of registered manufacturing facilities. The failure to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of manufacturing operations, a product recall, civil or criminal penalties or other sanctions, which could in turn cause our sales and business to suffer. FDA's Good Tissue Practices create regulatory requirements for establishments that manufacture human cells, tissues and cellular and tissue-based products (HCT/Ps) and to establish donor-eligibility, current good tissue practice and other procedures to prevent the introduction, transmission and spread of communicable diseases by HCT/Ps. The FDA has the authority to inspect such establishments and take enforcement action including ordering a manufacturing stoppage if it finds sufficient regulatory violations. See "Business—Government regulation."
Bacterial or viral contamination of our production suites may damage our reputation and otherwise harm our business.
Laboratories that work with human tissue are subject to bacterial or viral contamination. If our procedures for preventing this type of contamination fail, one or both of our production suites may become contaminated. In that event, we would need to cease production in the affected suite to eliminate the contamination, during which time we would be required to rely on our inventory to fulfill customer orders and, if uncontaminated, our other production suite. If our inventories and remaining production capacity are not sufficient to satisfy customer demand, we may lose product orders, which would harm our results of operations. Furthermore, if our products become bacterially or virally contaminated and as a result contaminated products are shipped to our customers, those products may contaminate our customers' laboratories. Such contamination could harm our reputation among our customers and potential customers.
Our products could have unknown defects or errors, which may give rise to claims against us and adversely affect market adoption of our systems.
We use novel and complex technology to manufacture our cells and such cells may develop or contain undetected defects or errors. We cannot assure you that material performance problems, defects or errors will not arise, and as we expand the types of cells we manufacture, the populations from which we develop iPSCs and our ability to edit genes in the genome, these risks may increase. We provide limited express warranties that certain of our cells will meet certain specifications to foster continued customer adoption and use of our systems. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our business.
If our products contain defects, we may experience:

•	a failure to achieve market acceptance or expansion of our product sales;

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product replacement;

•	product recalls or replacements;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development into our customer services and support; and

•	legal claims against us, including product liability claims, which could be costly and time consuming to defend and result in substantial damages.
The occurrence of any one or more of the foregoing could negatively affect our business, financial condition and results of operations.
We may experience delays and increased costs in conversion from a manufacturing technology that uses viral reprogramming to one that uses episomal reprogramming and the conversion may not render the expected benefits.
We believe that manufacturing iPSCs using a footprint free reprogramming method will be desirable for the research market and essential for the therapeutic market. The iPSCs we currently manufacture for direct sale are made by reprogramming blood using our episomal reprogramming technology, which is footprint free. However, the iPSC line we use in our current iCell products was made in 2008 using the only method then available, viral reprogramming of skin. Our viral reprogramming technology is not footprint free and makes insertions into the genome of the resulting iPSCs. We expect that at some time in the future we will manufacture our iCell products from iPSCs made by reprogramming blood using our episomal reprogramming technology. Our efforts to execute this conversion have required and will continue to require significant expenditures of management and other personnel time. Our business could be materially harmed if we are unable to successfully execute the manufacture of our iCell products using this technology within the time frame or in the quantities demanded by our customers.

We believe that certain of our customers may desire to have consistent cells over time for their research and other uses. Following the conversion to the episomal reprogramming technology, our customers may desire to purchase iCell products manufactured from the iPSCs we derived from the viral reprogramming of skin cells from which our iCell products have been made to date. To meet this customer demand would require us to manufacture iCell products from both these iPSCs and from a new iPSC line reprogrammed from blood using our episomal reprogramming technology. By doing so we would experience additional costs associated with maintaining both manufacturing runs. Alternatively, we may lose revenues or customers if we fail to maintain both manufacturing runs.
The requirements of being a public company will increase our costs and may strain our resources and distract our management.
We have historically operated our business as a private company. As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly, after we are no longer an “emerging growth company.” After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and the rules and regulations implemented by the Securities and Exchange Commission (SEC), the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NASDAQ Stock Market, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other shareholder communications in compliance with federal securities laws and the rules of NASDAQ Stock Market;

•	expand the roles and duties of our board of directors and committees thereof;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the Sarbanes-Oxley Act of 2002, in particular Section 404 and Section 302.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of these requirements will require us to carry out activities we have not done previously and complying with such requirements may divert management's attention from other business concerns, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” See "—We are an 'emerging growth company' and we cannot be certain if the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our common stock less attractive to investors."
These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. We also expect that it will be difficult and expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, but we have elected to irrevocably opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act. As an "emerging growth company," we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years, although we could lose that status sooner if (1) our revenues exceed $1.0 billion, (2) we issue more than $1.0 billion in non-convertible debt in a three year period, or (3) (a) the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30, (b) we have been required to file annual and quarterly reports under the Exchange Act, and (c) we have filed at least one annual report pursuant to the Exchange Act. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis and management will be required to assess the effectiveness of our controls annually. Under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years. See "Summary—Implications of being an emerging growth company."
Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act of 2002, or Section 404(a). We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2013, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement, the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls when required, investors could lose confidence in our financial information and the price of our common stock could decline.
Our ability to use net operating losses to offset future taxable income is subject to certain limitations.
If we do not generate sufficient taxable income we may not be able to use a material portion, or any portion, of our existing net operating losses (NOLs). Furthermore, our existing NOLs are subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, which in general provides that a corporation that undergoes an “ownership change” is limited in its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs are subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code.

Risks related to intellectual property
We utilize certain technologies that are licensed to us. If we are unable to maintain these licenses, our business could be adversely affected.
We currently use certain licensed technologies to make the products that are material to our business, including our core iPSC reprogramming technologies, and we may enter into additional license agreements in the future. Our rights to use such licensed technologies are subject to the negotiation of, continuation of and compliance with the terms of the applicable licenses, including payment of any royalties and diligence, insurance, indemnification and other obligations.
Our license rights are further subject to the validity of the owner's intellectual property rights. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Legal action could be initiated by or against the owners of the intellectual property that we license. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent these other companies or institutions from continuing to license intellectual property that we may need to operate our business. In some cases, we do not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties.
Certain of our license agreements are subject to termination by the licensor in specific circumstances. Any such termination of these licenses could prevent us from producing, selling or marketing some or all of our products. Because of the complexity of our products and the patents we have licensed, determining the scope of the license and related royalty obligation can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful, our business could be adversely affected.
We engage in discussions regarding possible commercial, licensing and cross-licensing agreements with third parties from time to time. There can be no assurance that these discussions will lead to the execution of commercial license or cross-license agreements or that such agreements will be on terms that are favorable to us. If these discussions are successful, we could be obligated to pay license fees and royalties to such third parties. If these discussions do not lead to the execution of mutually acceptable agreements, we may be limited or prevented from producing and selling our existing products and developing new products. One or more of the parties involved in such discussions could resort to litigation to protect or enforce its patents and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. In addition, if we enter into cross-licensing agreements, there is no assurance that we will be able to effectively compete against others who are licensed under our patents.
Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.
Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on patents, where appropriate and available, as well as a combination of copyright, trade secret and trademark laws, license agreements and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Pending patent applications of ours or our licensors may not issue as patents or may not issue in a form that will be sufficient to protect our proprietary technology and gain or maintain our competitive advantage. Any patents we have obtained or may obtain in the future, or the rights we have licensed, may be subject to re-examination, reissue, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid or unenforceable. In addition, competitors may be able to design alternative methods or products that avoid infringement of these patents or technologies. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors' products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive.
The patent positions of companies in the life sciences industry can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. A number of life sciences, biopharmaceutical and other companies, universities and research institutions have filed patent applications or have been issued patents relating to cell therapy, stem cells, use of stem cells and other modified cells to treat disease, disorder or injury, and other technologies potentially relevant to or required by our existing and planned products. We cannot predict which, if any, of such pending applications will issue as patents or the claims that might be allowed. No consistent policy regarding the breadth of claims allowed in life sciences patents has emerged to date in the United States. The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to prevent the infringement of our patents. Proceedings to enforce our intellectual property rights could result in substantial cost and divert our efforts and attention from other aspects of our business and we may not prevail. Changes in either the patent laws or in interpretations of patent laws in the United States or in other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	We or our licensors might not have been the first to make the inventions covered by each of our owned or licensed pending patent applications;

•	We or our licensors might not have been the first to file patent applications for these inventions;

•	Others may independently develop similar or alternative products and technologies or new methods that are outside the scope of our patents;

•
It is possible that none of our owned or licensed pending patent applications will result in issued patents, and even if they issue as patents, they may not provide a basis for commercially viable products, they may not provide us with any competitive advantages, or they may be challenged and invalidated by third parties;

•	We may not develop additional proprietary products and technologies that are patentable;

•	The patents of others may have an adverse effect on our business; and

•
We apply for patents or seek licenses covering our products and technologies and uses thereof, as we deem appropriate. However, we may fail to apply for patents or obtain licenses on important products and technologies in a timely fashion or at all.

Certain of our technology may not be eligible for patent protection, which leaves us vulnerable to theft of the technology we protect under trade secret law. We take steps to protect such intellectual property and proprietary technology, including by limiting access to the materials embodying such intellectual property and by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, collaborators and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we cannot ensure that the steps we have taken to prevent such disclosure are, or will be, adequate. In addition, courts outside the United States may be less willing or unwilling to protect trade secrets. Further, others may independently discover or invent trade secrets and proprietary information similar to ours, and in such cases we could not assert any trade secret rights against such party.
We may be involved in lawsuits to protect or enforce our patents and proprietary rights, to determine the scope, coverage and validity of others' proprietary rights or to defend against third party claims of intellectual property infringement, which in each case could require us to spend significant time and money and could prevent us from selling our products or impact our stock price.
Litigation or other proceedings may be necessary for us to enforce our patent and proprietary rights and/or to determine the scope, coverage and validity of others' proprietary rights. To determine the priority of inventions, which is determinative of patent rights, we may have to initiate and participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial legal fees and could substantially affect the scope of our patent protection. Also, our intellectual property may be subject to significant administrative and litigation proceedings such as invalidity, unenforceability, re-examination or opposition proceedings against our patents; we cannot be certain that we do not and will not infringe on the intellectual property rights of others. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us, and we might not be able to obtain licenses to technology that we require. Even if such licenses are obtainable, they may not be available at a reasonable cost or on otherwise favorable terms. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Further, we could encounter delays in product introductions, or interruptions in product sales, as we develop alternative methods or products.
In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail.
Our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in the stem cell market, and competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Third parties may assert that we are employing their proprietary technology without authorization.
In addition, our competitors and others may have patents or may in the future obtain patents that broadly apply to the manufacture of human cells and their uses and claim that the manufacture or use of our products infringes these patents. As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us.
Patent infringement suits can be expensive, lengthy and disruptive to business operations. We could incur substantial costs and divert the attention of our management and technical personnel in prosecuting or defending against any claims, and these claims may harm our reputation. There can be no assurance that we will prevail in any suit. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us, including treble damages and attorneys' fees and costs in the event that we are found to be a willful infringer of third party patents.
In the event of a successful claim of infringement against us, we may be required to obtain one or more licenses from third parties, which we may not be able to obtain at a reasonable cost or on otherwise favorable terms, if at all. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any required licenses on favorable terms could prevent us from commercializing our products, and the risk of a prohibition on the sale of any of our products could adversely affect our ability to grow and gain market acceptance for our products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
In addition, our agreements with some of our suppliers, distributors, customers and other entities with whom we do business may require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine that it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees' former employers.
Many of our employees were previously employed at biopharmaceutical companies, including our competitors or potential competitors, and certain of these employees may have executed invention assignments, nondisclosure agreements and/or non-competition agreements in connection with such previous employment. Although no claims against us are currently pending, we may be subject to claims that we, or these employees, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Risks related to our common stock and this offering
We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.
Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our shares of common stock that you buy. We and the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated quarterly variation in our results of operations or the results of our competitors;

•	announcements by us or our competitors of new commercial products, significant contracts, commercial relationships or capital commitments;

•	financial projections we may provide to the public, any changes to those projections or our failure to meet those projections;

•	issuance of new or changed securities analysts' reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	market conditions in the biopharmaceutical and life sciences sectors;

•	failure to complete significant sales;

•	changes in legislation and government regulation;

•	public concern regarding the safety, efficacy or other aspects of our products;

•	entering into, changing or terminating collaborative relationships;

•	any shares of our common stock or other securities eligible for future sale;

•	any major change to the composition of our board of directors or management; and

•	general economic conditions and slow or negative growth of our markets.
The stock market in general, and market prices for the securities of technology-based companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $ in pro forma as adjusted net tangible book value per share as of March 31, 2013 from the price you paid, based on the initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. New investors who purchase shares in this offering will contribute approximately % of the total amount of equity capital raised by us through the date of this offering, and will own approximately % of the outstanding share capital and approximately % of the voting rights. In addition, we have issued options and warrants to acquire common stock at prices below the initial public offering price. To the extent outstanding options and warrants are ultimately exercised, or if we issue restricted stock to our employees under our equity incentive plans, there will be further dilution to investors who purchase shares in this offering. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, investors purchasing shares in this offering will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”
Future sales of shares by existing shareholders could cause our stock price to decline.
Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Upon the completion of this offering, based on the number of shares outstanding as of , 2013, we will have shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these outstanding shares, all shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, except that shares of common stock held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.
The remaining shares of common stock outstanding after this offering will be deemed restricted because of securities laws, the registration rights agreement or lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of , 2013, up to an additional shares of common stock will be eligible for sale in the public market, of which are held by directors and executive officers and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, shares of common stock that are subject to outstanding options and warrants as of , 2013 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. See "Shares eligible for future sale."
Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.
Following the completion of this offering, our executive officers, directors and their affiliates will beneficially own or control approximately % of the outstanding shares of our common stock, assuming no exercise of the underwriters' option to purchase additional shares. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal shareholders.”
Anti-takeover provisions in our charter documents and under Wisconsin law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our common stock.
Provisions in our articles of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the shareholders, up to 10,000,000 shares of undesignated preferred stock;

•
establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no shareholder is permitted to cumulate votes at any election of directors; and

•
require approval by 75% of our outstanding common stock to amend our articles of incorporation and approval by a majority of our board of directors or 75% of our outstanding common stock to amend our bylaws.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Wisconsin, the Wisconsin control share acquisition statute and Wisconsin's “fair price” and “business combination” provisions, in addition to other provisions of Wisconsin law, would apply and limit the ability of an acquiring person to engage in certain transactions or to exercise the full voting power of acquired shares under certain circumstances. As a result, offers to acquire us, which may represent a premium over the available market price of our common stock, may be withdrawn or otherwise fail to be realized.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering for funding our operations; research and product development activities; sales and marketing activities, including expansion of our sales force to support the ongoing commercialization of our products; for property, plant and equipment, including the build-out of our laboratory in California, and intellectual property; and for working capital and other general corporate purposes. We may also use a portion of our net proceeds to acquire or invest in complementary businesses or other assets; however, we currently have no agreements or commitments to complete any such transaction. We have not allocated these net proceeds for any specific purposes. We might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our management's decisions on how to use the net proceeds from this offering, and our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.
We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.
We have paid no cash dividends on any of our classes of capital stock to date and currently intend to retain our future earnings to fund the development and growth of our business. In addition, our Credit Agreement restricts the payment of dividends on our capital stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Special note regarding forward-looking statements
This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Use of proceeds
We estimate that our net proceeds from the sale of the shares of common stock that we are offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from our initial public offering by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. However, we intend to use the net proceeds from this offering for funding our operations as follows: (1) approximately $ million for research and product development activities; (2) approximately $ million for sales and marketing activities, including expansion of our sales force to support the ongoing commercialization of our products; (3) approximately $ million for property, plant and equipment, including the build-out of our laboratory in California, and intellectual property; (4) and approximately $ million for working capital and other general corporate purposes. We may also acquire or invest in complementary businesses or other assets; however, we currently have no agreements or commitments to complete any such transaction.
Pending other uses, we intend to invest our proceeds in short-term investments or hold them as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the use of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds.
We do not intend to use proceeds of this offering to repay indebtedness incurred pursuant to the Credit Agreement.

Dividend policy
We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. In addition, our Credit Agreement restricts the payment of dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Capitalization
The following table sets forth our capitalization as of March 31, 2013, which is derived from our unaudited financial information and our unaudited pro forma financial information included elsewhere in this prospectus:

•	on an actual basis;

•
on a pro forma basis giving effect to (i) the conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into shares of common stock on a one-for-one basis; (ii) the exercise of outstanding warrants to purchase 8,208 shares of common stock at a price per share of $0.10; and (iii) the initial $12.0 million of term loans, the debt discount related to the value of the warrants issued and other issuance costs attributed to the Credit Agreement, and the application of the proceeds therefrom, including retirement of the Wisconsin Economic Department Corporation debt.

•
on a pro forma as adjusted basis to give further effect to the issuance and sale by us of common stock in our initial public offering at an assumed initial public offering price of $ per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2013 (Dollars in thousands, except per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)

Cash and cash equivalents	$28,488	$39,384

Long-term debt	974	11,758
Shareholders’ equity:
Series A preferred stock, $0.01 par value, 28,413,291 shares authorized, 2,914,187 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	28,191	–	–
Series B preferred stock, $0.01 par value, 70,512,809 shares authorized, 7,232,092 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	91,413	–	–
Common stock, $0.0001 par value, 135,715,623 shares authorized; 1,734,257 shares issued and outstanding, actual; 11,888,564 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—	1	–
Additional paid-in capital	9,656	129,521
Accumulated deficit	(87,750)	(87,750)
Total shareholders’ equity	41,510	41,772
Total capitalization	$42,484	$53,530

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the amount of pro forma as adjusted additional paid-in capital, total shareholders’ equity and total capitalization that we receive in this offering by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming the initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes the following shares as of March 31, 2013:

•
1,615,678 shares of common stock issuable upon the exercise of outstanding options, at a weighted-average exercise price of approximately $8.39 per share and weighted-average remaining contractual term of 7.4 additional years as of March 31, 2013;

•
28,406 shares of our Series B preferred stock issuable upon the exercise of outstanding warrants issued in connection with our incurrence of debt under Tranche 1 of the Credit Agreement (which we anticipate will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering), at an exercise price per-share equal to the initial public offering price or $12.68 if this offering is not completed before August 1, 2013 and a term of 10 years;

•	415,274 shares of common stock reserved for issuance under our 2008 Equity Incentive Plan, as amended; and

•	831,659 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan, as amended.

Dilution
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2013, our actual net tangible book value was approximately $28.9 million, or $ per share of common stock. As of March 31, 2013, our pro forma net tangible book value was approximately $28.9 million, or $ per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of common stock outstanding after giving effect to (i) the conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into shares of common stock on a one-for-one basis, (ii) the exercise of outstanding warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share, immediately prior to the closing of this offering, and (iii) the borrowings of $12.0 million under Tranche 1 of the Credit Agreement and the application of the proceeds therefrom.
Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering. After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013, would have been approximately $ million, or $ per share of common stock. This data represents an immediate increase in pro forma net tangible book value of $ per share to existing shareholders and an immediate dilution of $ per share to new investors purchasing shares at the initial public offering price.
The following table illustrates the per share dilution, assuming the underwriters exercise their options to purchase the shares in full:

Assumed initial public offering price per share
Historical net tangible book value per share as of March 31, 2013
Increase in pro forma net tangible book value attributable to new investors as of March 31, 2013
Pro forma net tangible book value as of March 31, 2013, as adjusted to give effect to this offering
Dilution to new investors	$—
A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to our initial public offering would be approximately $ per share, and the dilution in pro forma net tangible book value per share to investors in our initial public offering would be approximately $ per share.
The following table shows, on the pro forma basis described above, the difference between existing shareholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share, before deducting underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) total consideration paid by new investors by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average price per share

Existing shareholders
New investors
Total

After giving effect to the sale of shares in this offering by us, if the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own % and our new investors would own % of the total number of shares of our common stock outstanding after this offering.
The outstanding share information set forth above is as of March 31, 2013 and excludes:

•
1,615,678 shares of common stock issuable upon the exercise of outstanding options, at a weighted-average exercise price of approximately $8.39 per share and weighted-average remaining contractual term of 7.4 additional years as of March 31, 2013;

•
28,406 shares of our Series B preferred stock issuable upon the exercise of outstanding warrants issued in connection with our incurrence of debt under Tranche 1 of the Credit Agreement (which we anticipate will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering), at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013 and a term of 10 years;

•	415,274 shares of common stock reserved for issuance under our 2008 Equity Incentive Plan, as amended; and

•	831,659 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan, as amended.
To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

Selected financial data
We have derived the selected statement of operations data for the years ended December 31, 2011 and 2012, and the selected balance sheet data as of December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. The unaudited statements of operations data for the three months ended March 31, 2012 and 2013 and the unaudited balance sheet data as of March 31, 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year. The following selected financial data should be read in conjunction with “Management's discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(Dollars in thousands, except per share data)	2011	2012	2012	2013

Statements of operations:
Revenues:
Product sales	$1,460	$5,178	$643	$1,754
Collaborations, partnerships and other revenues	1,137	1,404	503	636
Total revenues	2,597	6,582	1,146	2,390
Costs and expenses:
Cost of product sales	727	2,089	143	577
Research and development	13,660	14,301	3,058	3,856
Sales and marketing	3,031	4,398	914	1,527
General and administrative	6,482	8,024	1,819	2,109
Total costs and expenses	23,900	28,812	5,934	8,069
Loss from operations	(21,303)	(22,230)	(4,788)	(5,679)
Other (expense) income:
Interest expense	(44)	(34)	(10)	(7)
Other income	3	—	1	0
Total other expense	(41)	(34)	(9)	(7)
Net loss	$(21,344)	$(22,264)	$(4,797)	$(5,686)

Net loss per share of common stock, basic and diluted	$(12.47)	$(12.89)	$(2.80)	$(3.28)
Shares used in computing net loss per share of common stock, basic and diluted	1,711,567	1,727,086	1,714,206	1,733,654
Pro forma net loss per share of common stock, basic and diluted(1)	$(2.22)	$(2.12)	$(0.47)	$(0.48)
Shares used in computing pro forma net loss per share of common stock, basic and diluted	9,596,405	10,498,155	10,208,601	11,888,141

(1) The number of weighted-average common shares used in computing pro forma net loss per share attributable to common stock in the table above gives effect to (i) the conversion of all outstanding shares of our Series A preferred stock and Series B preferred stock into shares of common stock on a one-for-one basis and (ii) the exercise of warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share immediately prior to the closing of this offering.

	December 31,	December 31,	March 31,
(dollars in thousands)	2011	2012	2013
Balance sheet data:
Cash and cash equivalents	$36,729	$33,900	$28,488
Total current assets	40,717	39,601	34,413
Total assets	51,524	51,496	46,287
Total current liabilities	3,432	3,771	4,141
Long-term debt, less current portion	1,070	734	636
Accumulated deficit	(59,800)	(82,064)	(87,750)
Shareholders’ equity	47,022	46,991	41,510

Management's discussion and analysis of financial condition and results of operations
You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”
Overview
We develop and manufacture fully functioning human cells in industrial quantities to precise specifications. Our proprietary iCell Operating System (iCell O/S) includes true human cells in multiple cell types (iCell products), human induced pluripotent stem cells (iPSCs) and custom iPSCs and iCell products (MyCell products). Our iCell O/S products provide standardized, easy-to-use, cost-effective access to the human cell, the smallest fully functioning operating unit of human biology. Customers use our iCell O/S products, among other purposes, for drug discovery and screening; to test the safety and efficacy of their small molecule and biologic drug candidates; for stem cell banking; and in researching cellular therapeutics.
We market our products for use in in vitro research and development as well as applied product testing, stem cell banking and in vivo cellular therapeutics research. Our customers include biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks. In 2012, we sold our products to 18 of the top 20 biopharmaceutical companies (based on worldwide revenue).
We are in the early stages of commercializing the products developed through our significant research and development activities. In March 2010, we sold our first commercial product, iCell Cardiomyocytes. Throughout 2010 and 2011 we pursued the development of three additional differentiated cell types: endothelial cells, neurons and hepatocytes. We launched iCell Endothelial Cells as a product line in the third quarter of 2011 and released iCell Neurons as a product line in the fourth quarter of 2011. In 2012, we began selling iCell Hepatocytes under early-access agreements to research collaborators. In mid-2012, we launched a new product line, MyCell products. MyCell products are custom iPSCs manufactured from a customer-provided biological sample. The iPSCs generated in this process are often genetically engineered to meet customer designated specifications. These iPSCs can subsequently be differentiated into any of our iCell product types.
In addition to product sales, we also enter into revenue generating collaborations with biopharmaceutical companies, academic researchers and other entities. These activities are often designed to understand the requirements for new product types and often grant our collaborator priority access to new products. Through these collaborations we gain insight into how our customers will use new products and generate data demonstrating the utility of our products in those applications. Other collaborations include the custom development of novel differentiated tissue cells or the derivation of iPSCs from populations of specific interest. We anticipate that these collaboration or service agreements may lead to new iCell O/S products.
We market and distribute our products through our direct sales force in all countries except Japan. In Japan, we sell iCell products through a third-party distributor. Sales within the United States represented 74% of total revenue in 2011, 66% of total revenue in 2012 and 57% of total revenue for the three months ended March 31, 2013. Sales to European customers were 17%, 24% and 34% of total revenue in those same time periods. Sales to our Japanese distributor were 8% of total revenue in 2011 and 5% of total revenue in 2012 and 8% of total revenue for the three months ended March 31, 2013. Sales to the rest of the world were 1%, 5% and 1% in those same periods.
As of March 31, 2013, we had $28.5 million of cash and cash equivalents.
On June 27, 2013, we entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors LP, as administrative agent, and the other lenders party thereto (the “Lenders”). Under the Credit Agreement, on June 28, 2013, we borrowed $12.0 million ("Tranche 1") and may borrow the remaining $8.0 million ("Tranche 2") at any time until December 31, 2013, subject to the completion of a public equity offering of over $40.0 million (a “Qualifying Equity Offering”). While we expect that this offering will be a Qualifying Equity Offering, we are not obligated to borrow the Tranche 2 funds.

Factors affecting our performance
Our total revenue grew from $2.6 million in 2011 to $6.6 million in 2012, an increase of 154%. This growth was driven by a 247% increase in sales of our iCell products which grew from $1.5 million in 2011 to $5.2 million in 2012. At December 31, 2011, our backlog of revenue expected to be recognized in 2012 was $1.1 million. At December 31, 2012, our backlog of revenue expected to be recognized in 2013 had grown to $4.1 million.
For the three months ended March 31, 2013 our total revenue was $2.4 million, an increase of 109% over the corresponding period in 2012. This growth was driven primarily by an increase in iCell product sales, which grew from $0.6 million for the three months ended March 31, 2012 to $1.8 million for the three months ended March 31, 2013, an increase of 173%. As of March 31, 2013, our backlog of revenue expected to be recognized in the remainder of 2013 was $3.1 million. Backlog figures do not include amounts from the recently announced grant awarded to us by the California Institute for Regenerative Medicine (CIRM).
A portion of our backlog is subject to contractual arrangements which require our performance of certain agreed upon experimental work plans, the achievement of certain research milestones and/or other factors. In addition, certain of these contractual arrangements are terminable at our customers' discretion. If our customers terminate these contractual arrangements or we are unable to perform or experience delays in performing our obligations, then the recognition of this backlog as revenue may be delayed or may not occur.
We intend to grow revenue by selling our existing products to new customers and in greater volume to current customers. Many of our customers have initially purchased small quantities of our products in order to perform functional product and technical qualification experiments and to perform high throughput assay development. Subsequent to these initial purchases, a number of our customers have then purchased in higher volumes.
During 2011, 60 customers purchased from us. This number increased to 128 customers who purchased from us in 2012. During the trailing four quarters ended March 31, 2013, 130 customers purchased from us.
Annual average revenue for our top 10 customers increased from $179,000 for the year ended December 31, 2011 to $445,000 for the year ended December 31, 2012 and to $516,000 for the trailing twelve months ended March 31, 2013.
During 2011 and 2012, we had three large biopharmaceutical customers that individually accounted for greater than 10% of our total revenue in one or both years. Eli Lilly and Company (Lilly) accounted for 10% of total revenue in 2011 and 18% of total revenue in 2012. Hoffmann-La Roche Inc. (Roche) accounted for 13% of total revenue in 2011 and GlaxoSmithKline plc (GSK) accounted for 11% of our total revenue in 2012.

During the three months ended March 31, 2013, Lilly and AstraZeneca UK Limited (AstraZeneca) each accounted for 16% of total revenue.
We also intend to grow revenue through the introduction of new products. In 2011, our product sales were comprised principally of iCell Cardiomyocytes. In 2012, iCell Neurons became a significant portion of our product mix. In 2012, we also had sales of iCell Hepatocytes, media and iCell Endothelial Cells. During the three months ended March 31, 2013 there were no new iCell products included in product sales. We now have a number of new products under development, which we believe will generate strong interest from our existing customers as well as from new customers.
We intend to achieve profitability as a result of ongoing sales growth in excess of the growth in our operating expenses. Considered in the aggregate, our total operating expenses (excluding cost of product sales) grew 15% between 2011 and 2012. This compares favorably to our revenue growth rate of 154% over this same period. For the trailing four quarters ended March 31, 2013 our total operating expenses (excluding cost of goods sold) grew 6% over the year ended December 31, 2012.
Factors affecting period-to-period comparability
Revenues
We believe that our future sales will be volatile and hard to predict because our products are a novel category and new to the marketplace. It is too early in our corporate life to make accurate predictions about the timing and product mix of future revenue. Volatility in quarterly product sales may arise because large orders from our biopharmaceutical customers are subject to the timing of and coordination with the customer's internal experimental work flow. Our revenue from collaborations, partnerships and other revenues has historically been comprised of fewer customers but with larger arrangements than typically found in our revenue from product sales. Those factors affecting the timing of revenue recognition, such as milestone achievements and varied progress against experimental work plans, can have a large effect on period-to-period revenue.
Costs and expenses
Historically the largest component of our expenses has been research and development expenses and the most significant driver of these expenses has been staffing.
Research and development. We had 54 employees within our research and development department at December 31, 2011, 59 at December 31, 2012 and 56 at March 31, 2013. These employees have developed our existing portfolio of products and are actively performing research and development activities to enhance our existing products and develop new products for sale in the future. Research and development spending represented 57% of total costs and expenses in 2011 and declined to 50% of total costs and expenses in 2012.
Sales and marketing. The largest component of sales and marketing expense is also staffing, which grew from 16 at December 31, 2011 to 25 at December 31, 2012 and to 26 at March 31, 2013. The continued increase in staffing was necessary to build the sales, marketing and technical support infrastructure needed to support our expanding commercial activity including the development of a worldwide sales organization.
General and administrative. Staffing within our general and administrative department grew from 10 employees at December 31, 2011 to 13 employees at both December 31, 2012 and March 31, 2013. However, total departmental spending grew 24% in 2012, primarily due to the costs of managing our intellectual property portfolio. We expect our general and administrative staffing and expenses to continue to grow to support our expanding commercial activity and to meet the legal, accounting and other compliance obligations of being a public company.

Components of results of operations
Revenues
We classify revenues from the sale of our products as either product sales or as collaborations, partnerships and other revenues as further described below.
Product sales. Product sales represent the sale of iCell O/S products for which there is a well-defined manufacturing and quality review protocol. Products so characterized are produced within our manufacturing organization and are subject to a rigorous set of quality control metrics and other industrial controls. These products are packaged in units sufficient to fill a 96-well plate, a common format that researchers use to perform high throughput experiments and screens within the research departments of our biopharmaceutical and academic customer base. Our products are typically priced by the unit, and revenue is recognized upon delivery of the units. Our standard price lists provide for discounts on individual orders that reach specified quantity-based pricing tiers.
Beginning in June 2012, product sales include media and reprogramming kits, which can be used to make iPSCs for limited research use only. In the future, product sales will also include MyCell products (custom iPSCs and iCell products), which will be produced from specific customer-provided donor samples. In 2012, our initial revenue from MyCell-type activities was reported in other revenues.
Product sales also include nominal freight charges to the customer.
Collaborations, partnerships and other revenues. Collaborations, partnerships and other revenues consist of fees earned under early access and technology license arrangements, services rendered under experimental work plans, grants and milestone payments received under license and collaboration agreements. Under this caption, we also report revenue associated with the sale of differentiated cells which we have not yet chosen to characterize as product sales (the criteria for which are discussed above).
From time to time we enter into collaborations or agreements with biopharmaceutical companies, academic researchers and other entities. These activities are often designed to collaboratively understand the requirements for new product types and often grant our partner priority access to new cell types under development. Through these collaborations we gain insight into how our customers will use new products, and we generate data demonstrating the utility of our products in those applications. Other collaborations include the custom development of novel differentiated tissue cells or the derivation of iPSCs from populations of specific interest. We anticipate that these collaborations or service agreements may lead to new iCell O/S products.
The recognition of revenue for these collaborations and agreements depends upon the unique nature of each agreement. Many of these agreements are characterized as multiple-element arrangements. See our discussion of multiple-element arrangements in "—Critical accounting policies, significant judgments and estimates" below and in the notes to the financial statements contained elsewhere in this prospectus. Our first significant collaboration called for an upfront licensing payment and several milestone payments. We recognized the licensing amount over the term of the agreement and the milestones upon their achievement. Other arrangements have required the delivery of materials or cells that are not part of our iCell O/S. In those instances, we recognized revenue as we progressed on the agreement with progress measured either by hours worked or units delivered. Deferred revenue is recorded when funds are received in advance of products to be delivered or services to be performed.
Cost of product sales
Cost of product sales includes: (i) salaries and related personnel expenses of production related activity, including stock-based compensation; (ii) material, royalties and shipping and handling; and (iii)

infrastructure and overhead. Cost of product sales also includes costs associated with quality assurance, scrap and production variances. Cost of product sales includes the costs associated with the sale of products which we report as product sales. The costs associated with revenue from collaborations, partnerships and other revenue are included in research and development expenses. See "—Research and development" below.
We believe that the difference between product sales and cost of product sales (gross margin from product sales) is an important measurement of our performance.  Our gross margin from product sales is likely to vary from period to period because of changes in product costs, product pricing and product mix.  Product costs will fluctuate due to: (i) reductions in material costs as products are produced in higher volume;  (ii) cost variances in material, labor and overhead attributable to the natural volatility of yield in biological manufacturing processes; (iii) systematic improvements in yield from increased scale and improving methods within our manufacturing processes; and (iv) technical innovation leading to product obsolescence.  Gross margin may also be impacted by pricing pressure from competitors entering our market and by sales and promotion activities. Lastly, our product mix in each reporting period will impact our product gross margin.  Our costs and pricing currently varies across our product portfolio. And, in addition, our future product portfolio will include new products the costs and pricing which as of now are unknown.
Research and development
Research and development expenses include: (i) lab supplies, chemical reagents and finished goods internally consumed; (ii) salaries and related personnel expenses, including stock-based compensation, related to our research and development staffing; (iii) allocated and direct overhead and facilities expenses; and (iv) minimum royalties, royalties related to collaborations, partnerships and other revenues, amortization of licenses and other license maintenance fees. Costs associated with delivering revenue identified as collaborations, partnerships and other revenues are expensed as research and development costs. We do not track research and development expenses by individual product, nor do we capitalize any research and development expenses.
Sales and marketing
Our sales and marketing expenses include: (i) salaries, commissions and related personnel expenses, including stock-based compensation, related to our sales, marketing and technical support and training staff; (ii) marketing programs, trade shows and associated professional fees; (iii) travel, lodging and other out-of-pocket expenses associated with our commercial activity; and (iv) other related overhead.
General and administrative
Our general and administrative expenses include: (i) salaries and related personnel expenses, including stock-based compensation, related to our executive, finance, human resource and information technology staffing; (ii) audit, legal, valuation and other professional services fees; and (iii) unallocated occupancy expenses. General and administrative includes the compensation of all executives other than the Chief Commercial Officer, whose compensation is included in sales and marketing.

Results of operations

	Year ended		Three months ended
	December 31,		March 31,
(Dollars in thousands)	2011	2012	2012	2013

Revenues:
Product sales	$1,460	$5,178	$643	$1,754
Collaborations, partnerships and other revenues	1,137	1,404	503	636
Total revenues	2,597	6,582	1,146	2,390

Costs and expenses:
Cost of product sales	727	2,089	143	577
Research and development	13,660	14,301	3,058	3,856
Sales and marketing	3,031	4,398	914	1,527
General and administrative	6,482	8,024	1,819	2,109
Total costs and expenses	23,900	28,812	5,934	8,069

Loss from operations	(21,303)	(22,230)	(4,788)	(5,679)

Other (expense) income:
Interest expense	(44)	(34)	(10)	(7)
Other income	3	0	1	0
Total other expense	(41)	(34)	(9)	(7)

Net loss	$(21,344)	$(22,264)	$(4,797)	$(5,686)

Comparison of three months ended March 31, 2012 and March 31, 2013
Product sales:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
Product sales	$643	$1,754	$1,111	173%
Percentage of total revenue	56%	73%
The following table provides product sales revenue by product:

(Dollars in thousands)	Three months ended March 31,
	2012	2013

iCell Cardiomyocytes	$470	$1,115
iCell Neurons	139	558
Other	34	81
Total	$643	$1,754
The growth in product sales for the three months ended March 31, 2013 over the three months ended March 31, 2012 is attributable primarily to an increase in unit volume sales of our iCell Cardiomyocytes and iCell Neurons. Our weighted average prices over this period increased by 5% from the prior period.
Collaborations, partnerships and other revenues:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
Collaborations, partnerships and other revenues	$503	$636	$133	26%
Percentage of total revenue	44%	27%
The revenue from, and the nature of, our arrangements captioned as collaborations, partnerships and other revenues has varied from quarter to quarter and from year to year. The three months ended March 31, 2013 included $239,000 and $167,000 of revenue recognized on components of the Lilly and AstraZeneca collaborations, respectively, neither of which generated revenues until the latter half of 2012. The three months ended March 31, 2012 included a one-time custom cell development project for $200,000.
Our revenues also included $200,000 for the three months ended March 31, 2012 and $100,000 for the three months ended March 31, 2013 relating to a grant awarded by the National Institute of Health – National Heart Lung and Blood Institute (NHLBI) to the Medical College of Wisconsin (MCOW) involving the derivation and use of iPS-derived cardiomyocytes. We are a subrecipient of the grant. The grant was awarded in July 2011 and the project period runs through June 2016. The grant is subject to annual budgetary approval. Following each annual budgetary approval, we enter into a subaward agreement with MCOW relating to the work to be performed during that period. The initial phases of the agreement called for $600,000 of research and development activity from July 2011 to June 2013, while the third phase, of approximately $3.5 million, will involve the production of 250 iPSC lines. The first two phases are expected to be completed in June 2013. The production of cells for phase three, which has not yet received final budgetary approval, is expected to begin in the latter half of 2013 and continue until the end of the project period.
Cost of product sales:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
Cost of product sales	$143	$577	$434	303%
Gross margin of product sales	78%	67%
The gross margin of product sales in the three months ended March 31, 2012 reflected costs for certain batches of iCell Cardiomyocytes whose manufacturing yields exceeded historical results. Our gross margin of product sales for the three months ended March 31, 2013 is more comparable to our pattern of gross margins over the past four quarters which (excluding the $413,000 write-off in the fourth quarter of 2012 related to specific units no longer held for sale) have ranged from 64% to 73%.
Royalty expense related to product sales totaled $128,000 or 20% of product sales for the three months ended March 31, 2012 and $199,000 or 12% of product sales for the three months ended March 31, 2013. The decrease in royalties as a percentage of product sales reflects the generally lower royalty obligation on our current portfolio of iCell products including a lower royalty obligation on our currently marketed version of iCell Cardiomyocytes.
Research and development:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
Research and development	$3,058	$3,856	$798	26%
Percentage of total revenue	267%	161%
Headcount	56	56
Materials and supplies expenses accounted for nearly 90% of the increase in research and development spending from the three months ended March 31, 2012 to the same period this year. These expenses were 45% of total research and development spending in the three months ended March 31, 2012 compared to 53% for the current period. While the materials and supplies spending for the three months ended March 31, 2013 significantly exceeded such activity in the three months ended March 31, 2012, the amounts were consistent with the second through fourth quarters of 2012.
Compensation and benefits increased by $24,000 from the three months ended March 31, 2012 to the current period and was 40% of total research and development for the three months ended March 31, 2012, compared to 32% for the three months ended March 31, 2013. Research and development compensation and benefits included $29,000 and $31,000 of stock compensation in the three months ended March 31, 2012 and 2013, respectively. Overhead and facilities expenses as a percentage of research and development expenses was 12% for the three months ended March 31, 2012 and 11% for the three months ended March 31, 2013.
Amortization expense increased $41,000 from 2012 to 2013 due to the addition of licenses in late 2012. Royalties related to collaborations, partnerships and other revenues also increased $10,000 from period to period.

We expect, in the latter half of 2013, to begin incurring costs related to the additional staff, facilities and operations necessary to complete the work specified by the recently announced grant from CIRM. Other than the growth in expenses related to the CIRM award, we expect to incur only modest increases in research and development expenditures for the remainder of 2013 as we pursue the planned new products mentioned elsewhere in this prospectus, progress on workplans associated with current and new collaborations, support and upgrade our current cell types and continue additional research initiatives.
Sales and marketing:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
Sales and marketing	$914	$1,527	$613	67%
Percentage of total revenue	80%	64%
Headcount	17	26
In the three months ended March 31, 2012 and 2013, compensation and benefits accounted for 53% and 57% of sales and marketing expenses, respectively. Approximately $390,000, or 64%, of the period over period increase of the total sales and marketing expense related to the growth in compensation and benefits. Variable compensation to our field sales force also increased $86,000. Advertising, public relations and tradeshows increased period over period by $103,000.
Sales and marketing compensation and benefits included $24,000 and $39,000 of stock compensation in the three months ended March 31, 2012 and 2013, respectively.
We anticipate continued growth in sales and marketing staff related expenses and other sales expenses as we pursue the planned activity and growth initiatives of 2013.
General and administrative:

	Three months ended
	March 31,
(Dollars in thousands)	2012	2013	$ Change	% Change
General and administrative	$1,819	$2,109	$290	16%
Percentage of total revenue	159%	88%
Headcount	10	13
Approximately $270,000, or 93%, of the period over period increase in general and administrative costs related to professional fees for the ongoing maintenance of our intellectual property portfolio and to certain expenses incurred in anticipation of this offering. During the three months ended March 31, 2013, we also had $45,000 of rent expense for a facility in California that will be utilized for work performed under the recently announced grant from CIRM.
General and administrative expenses included $212,000 and $127,000 of stock compensation for the three months ended March 31, 2012 and 2013, respectively.
Upon the consummation of this offering, we anticipate increases in general and administrative expenses due to newly issued non-cash compensation, investor relations, legal compliance, insurance, listing fees and other costs associated with being a publicly traded company. We also anticipate modest growth in staffing to support our overall expansion.

Comparison of 2011 and 2012
Product sales:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
Product sales	$1,460	$5,178	$3,718	255%
Percentage of total revenue	56%	79%
The following table provides product sales revenue by product:

(Dollars in thousands)	Year ended
	December 31,
	2011	2012

iCell Cardiomyocytes	$1,350	$2,610
iCell Neurons	45	2,256
Other	65	312
Total	$1,460	$5,178
The growth in product sales is attributable to an increase in sales of our iCell Cardiomyocytes and a full year of sales from iCell Neurons. Growth in product sales arose principally through increasing the number of customers and increasing unit sales to existing customers, partially offset by discounts provided to customers purchasing in larger volumes. Revenue from new customers in 2012 was $990,000. Overall, weighted average sales price per unit declined 14% due to discounts provided to customers purchasing in larger volumes.
Collaborations, partnerships and other revenues:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
Collaborations, partnerships and other revenues	$1,137	$1,404	$267	23%
Percentage of total revenue	44%	21%
The amount and nature of arrangements in collaborations, partnerships and other revenues has varied from year to year. 2011 revenue included a $216,000 grant from the Wisconsin Department of Commerce (the WDOC) (currently known as the Wisconsin Economic Development Corporation (the WEDC)). The grant was awarded by the WEDC as a 20% match to the 2010 federal grant we received under the Qualifying Therapeutic Discovery Project program created as part of the Affordable Care Act. The WEDC made the grant under two agreements, (1) an agreement entered into in 2005 between Cellular Dynamics International, Inc., our predecessor by merger, and the WDOC and (2) an agreement entered into in 2006 between Stem Cell Products, Inc., our predecessor by merger, and the WDOC. We are not subject to any funding conditions and do not have any continuing obligations to the WEDC under these grants and the WEDC did not receive any intellectual property rights under these grant agreements. Otherwise, 2011 revenue included smaller arrangements for early access to cell types under development and custom cell development.

In 2012, we recognized $318,000 related to custom cell development activity under the Lilly agreement. In addition, we recognized $440,000, including a $40,000 match from WEDC, as a subrecipient under the grant from the NHLBI to MCOW. We also recognized $200,000 for a one-time custom cell development project and $200,000 for another custom cell development project. The second of the two custom cell projects has $50,000 remaining as of December 31, 2012. The remainder of 2012 revenue included smaller arrangements for early access to cell types under development.
Cost of product sales:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
Cost of product sales	$727	$2,089	$1,362	187%
Gross margin of product sales	50%	60%
Cost of product sales improved as a percentage of product sales due to a decrease in raw material prices related to increased purchasing volume, a steady improvement in manufacturing yields and decreases in royalty expenses as a percentage of product sales. In the fourth quarter of 2012 we wrote off $413,000 for specific units no longer held for sale.
The write-off primarily relates to cells manufactured in 2010 and 2011. During this time we manufactured iCell Cardiomyocytes using two alternative methods, each of which produced cells in full conformity with our quality control release specifications. However, due to emerging production efficiencies and customer preference we have since elected to standardize manufacturing on one method. In the fourth quarter of 2012 we determined that we no longer expected to sell those cells manufactured under the discontinued method and wrote off their value.
Total royalty expense related to products sales totaled $349,000 or 23% of product sales in 2011 and $683,000 or 13% of product sales in 2012. This decrease reflects a product mix favoring those products bearing lower royalties.
Research and development:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
Research and development	$13,660	$14,301	$641	5%
Percentage of total revenue	526%	217%
Headcount	54	59
Compensation and benefits as a percentage of research and development expenses was 36% in 2011 and 36% in 2012. Materials and supplies as a percentage of research and development expenses was 48% for 2011 and 49% for 2012. Materials and supplies expense in 2012 was driven largely by development and technology transfer costs associated with iCell Hepatocytes. Overhead and facilities expenses as a percentage of research and development expenses was 11% in both years.
Research and development compensation and benefits included $109,000 and $112,000 of stock compensation in 2011 and 2012, respectively.
Research and development expenses included amortization of license agreements. Amortization expense increased $90,000 from 2011 to 2012 as we added additional licenses necessary for the conduct of our business. See "—Investing activities" below. Royalties related to collaborations, partnerships and other revenues are also included in research and development and remained at just over $300,000 for both years.
Sales and marketing:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
Sales and marketing	$3,031	$4,398	$1,367	45%
Percentage of total revenue	117%	67%
Headcount	16	25
Compensation and benefits accounted for 61% and 59% of sales and marketing expenses in 2011 and 2012, respectively. Over $750,000, or half, of the total sales and marketing increase in 2012 from 2011 related to the growth in headcount. Variable compensation to our field sales force also increased $160,000. Advertising, public relations and tradeshows increased year over year by $240,000 in support of a growing number of initiatives and new products.
Sales and marketing compensation and benefits included $115,000 and $114,000 of stock compensation in 2011 and 2012, respectively.
General and administrative:

	Year ended
	December 31,
(Dollars in thousands)	2011	2012	$ Change	% Change
General and administrative	$6,482	$8,024	$1,542	24%
Percentage of total revenue	250%	122%
Headcount	10	13
Approximately $619,000 of the increase in general and administrative expenses related to resolution of a dispute regarding the terms of one of our licenses. We also incurred approximately $222,000 in incremental expenses attributable to the ongoing maintenance of our intellectual property portfolio. The remaining year over year increase is due to increases in compensation and benefits and to certain expenses incurred in anticipation of this offering.
General and administrative expenses included $670,000 and $857,000 of stock compensation in 2011 and 2012, respectively.

Quarterly results of operations data (unaudited)
The tables below present our unaudited quarterly statements of operations data for each of the nine quarters ended March 31, 2013. We have prepared the quarterly data on a basis consistent with the audited financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	2011				2012				2013
(Dollars in thousands)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Revenues:
Product sales	$243	$406	$321	$490	$643	$1,174	$1,075	$2,286	$1,754
Collaborations, partnerships and other revenues	353	205	154	425	503	86	158	657	636
Total revenues	596	611	475	915	1,146	1,260	1,233	2,943	2,390

Operating expenses:
Cost of product sales	158	229	188	152	143	418	287	1,241	577
Research and development	3,208	3,272	3,588	3,592	3,058	3,765	3,529	3,949	3,856
Sales and marketing	599	852	712	868	914	1,078	1,083	1,323	1,527
General and administrative	1,618	1,668	1,616	1,580	1,819	2,173	1,805	2,227	2,109
Total operating expenses	5,583	6,021	6,104	6,192	5,934	7,434	6,704	8,740	8,069

Loss from operations	(4,987)	(5,410)	(5,629)	(5,277)	(4,788)	(6,174)	(5,471)	(5,797)	(5,679)

Other (expense) income:
Interest expense	(12)	(11)	(11)	(10)	(10)	(9)	(8)	(7)	(7)
Other income	—	—	3	—	1	—	—	(1)	—
Total other income	(12)	(11)	(8)	(10)	(9)	(9)	(8)	(8)	(7)

Net loss	$(4,999)	$(5,421)	$(5,637)	$(5,287)	$(4,797)	$(6,183)	$(5,479)	$(5,805)	$(5,686)

•	Product sales increased sequentially in all but three of the last nine quarters presented, primarily as a result of increasing both the number of customers and the average sales to top customers.

•
Collaborations, partnerships and other revenues have fluctuated from quarter to quarter, but exceeded $600,000 for the three months ended December 31, 2012 and the three months ended March 31, 2013 due to custom cell development activity related to the Lilly and AstraZeneca agreements signed in June 2012 and December 2012, respectively. We believe that collaborations, partnerships and other revenues related to those agreements will continue at similar levels for the remainder of 2013. Additional milestones, if achieved, will also impact the collaborations, partnerships and other revenues line item.

•	Our cost of product sales has varied from quarter to quarter due to variability of manufacturing yields and changes in product mix.

•
In the fourth quarter of 2012 we wrote off $413,000 for specific units no longer held for sale. The write-off primarily related to cells manufactured in 2010 and 2011. During this time we manufactured iCell Cardiomyocytes using two alternative methods, each of which produced cells in full conformance with our quality control release specifications. However, due to emerging production efficiencies and customer preference we have since elected to standardize manufacturing on one method. In the fourth quarter of 2012 we determined that we no longer expected to sell those cells manufactured under the discontinued method and wrote off their value.

•
Our research and development expenses remained fairly consistent during 2011, but showed increases in 2012 and 2013 due to increases in materials expense driven largely by the development and technology transfer costs associated with iCell Hepatocytes.

•	Our sales and marketing expenses increased steadily as a result of headcount increases and increases in commercial activity.

•
Our general and administrative expenses increased throughout 2012 due to maintenance of our intellectual property portfolio, the resolution of a dispute relating to the terms of a license within that portfolio and activities pursued in anticipation of this offering.

Liquidity and capital resources
Overview
To date, we have funded our operations primarily through convertible debt and the issuance of preferred stock. We issued $29.9 million of Series B preferred stock in 2011 and $21.0 million of preferred stock in 2012. As of March 31, 2013, we had $28.5 million of cash and cash equivalents. On June 27, 2013, we entered into the Credit Agreement and, on June 28, 2013, incurred $12.0 million under Tranche 1.
Our company is not profitable and we cannot provide any assurance that we will ever be profitable. As of March 31, 2013 we have an accumulated deficit of $87.8 million. We believe that our cash and cash equivalents in addition to the proceeds of this offering should be sufficient to satisfy our operating and investing needs through the next 24 months.
However, we may need to raise additional capital to expand the commercialization of our products, fund our operations and further our research and development activities. Our future funding requirements will depend on many factors, including market acceptance of our products, the cost of our research and development activities, the cost of filing and prosecuting patent applications, the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights, the cost and timing of regulatory clearances or approvals, if any, the cost and timing of establishing additional sales, marketing and distribution capabilities, the cost and timing of establishing additional technical support capabilities, the effect of competing technological and market developments and the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions. We currently expect to use the proceeds from this offering for funding our operations; for research and product development activities; for sales and marketing activities, including expansion of our sales force, to support the ongoing commercialization of our products; and for working capital and other general corporate purposes. We may also use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,		Three months ended March 31,
(Dollars in thousands)	2011	2012	2012	2013
Operating activities	$(19,232)	$(21,004)	$(4,965)	$(4,829)
Investing activities	(931)	(2,527)	(29)	(220)
Financing activities	29,683	20,702	(43)	(363)
Increase (decrease) in cash and cash equivalents	$9,520	$(2,829)	$(5,037)	$(5,412)
Operating activities
Our cash used in operating activities principally reflects our net losses of $21.3 million in 2011 and $22.3 million in 2012. In addition, we used cash in 2011 to produce several batches of iCell O/S products in order to build a sufficient initial inventory to support forecasted customer and internal demand. In 2012, cash used in operations also reflects a large growth in accounts receivable attributable to nearly $2.3 million of product sales in the fourth quarter. The collection of those receivables during the three months ended March 31, 2013 partially offset operating losses for those months.
Investing activities
Investing activities include expenditures for licenses and fixed assets. We continue to actively pursue additional licenses and other intellectual property as required to support new product development. The amounts and timing of such expenditures is uncertain.
In 2010, we purchased $1.5 million of property and equipment, primarily to equip labs at our Madison, Wisconsin location. Those purchases satisfied most of our infrastructure needs for 2011 and 2012 and, as such, property and equipment purchases in those years amounted to just $558,000 and $132,000, respectively. During the three months ended March 31, 2013, purchases of additional laboratory equipment amounted to $120,000.
In 2011, we invested $373,000 in a variety of licenses and, in 2012, we invested $2.4 million in a variety of licenses useful for the conduct of our business. During the three months ended March 31, 2013, we finalized an additional license agreement for $100,000 and an amendment to an existing agreement for $100,000. Although the new license was in effect as of March 31, 2013, we did not pay the amount until April 2013.
We anticipate our current production facilities, including the lease for a small production facility in California, will be sufficient for 2013 iCell O/S activity. A California presence allows us to better serve the needs of future customers, including the California Institute for Regenerative Medicine (CIRM) and those receiving funding from CIRM.
Financing activities
In addition to the preferred stock issuances mentioned above, our net financing activities include payments of deferred offering costs, the repayment of debt, and cash received from exercises of common stock options. As of March 31, 2013, our prepaid expenses included $1,008,000 of deferred costs related to this offering. Of that amount, $271,000 had been paid as March 31, 2013 and the remaining $737,000 was accrued to either accounts payable or accrued expenses.
On June 27, 2013, we entered into the Credit Agreement, which provides for an aggregate amount of term loans equal to $20.0 million. Under the Credit Agreement, on June 28, 2013, we borrowed $12.0 million under Tranche 1 and may borrow $8.0 million under Tranche 2 at any time until December 31,

2013, subject to the completion of a Qualifying Equity Offering. While we expect that this offering will be a Qualifying Equity Offering, we are not obligated to borrow the Tranche 2 funds. We used a portion of the proceeds of the Tranche 1 loans to repay the remaining balances, approximately $875,000, due to the Wisconsin Economic Development Corporation under two existing promissory notes. See “Related party transactions—Sales of securities—Credit agreement and warrant issuance” and Notes 4 and 11 to our financial statements included elsewhere in this prospectus.

The term of the Credit Agreement is four years. Outstanding loans bear interest at 6.5% per annum plus the greater of 2% or one-month LIBOR. Interest payments will be made monthly in arrears. If we complete a Qualifying Equity Offering prior to August of 2014, principal will be payable in 30 monthly installments, beginning in February 2015. However, if we do not complete a Qualifying Equity Offering prior to August of 2014, principal will be payable in 36 monthly installments, beginning in September 2014. The Credit Agreement provides for an exit fee of 5.0% of the total amount borrowed under the facility, due upon final repayment; a 0.5% facility fee, which was paid upon execution of the Credit Agreement; a quarterly administrative fee of $2,500; and the reimbursement of certain fees and expenses of the Lenders. In the event of prepayment, a premium of 1.0% to 3.0% of the then-outstanding balance, dependent upon the timing of the prepayment, would be incurred.

The Credit Agreement contains customary affirmative and negative covenants and events of default, but does not include financial covenants. The Credit Agreement could restrict our ability to, among other things, sell certain assets, engage in a merger or change in control transaction, incur debt, pay cash dividends, enter into transactions with affiliates and make investments. The Credit Agreement generally does not allow us to incur or permit to exist additional debt, except for liabilities arising with respect to customary indemnification contracts entered into in the ordinary course of business. The Credit Agreement also contains events of default that are customary for credit facilities of this type, including payment defaults, covenant defaults, defaults related to insolvency and events of default relating to liens, judgments, material misrepresentations and the occurrence of certain material adverse events.

Interest expense recognized on the various components related to the initial $12.0 million of term loans will amount to approximately $700,000 for the remainder of 2013 and approximately $1.4 million in 2014.
Off-balance sheet arrangements
We did not have any off balance sheet arrangements as of December 31, 2012 or March 31, 2013.

Inflation
Our results from operations have not been, and we do not expect them to be, materially affected by inflation.
Contractual obligations and commitments
A summary of our contractual obligations and commitments as of December 31, 2012 follows:

		Less than 1			More than 5
(Dollars in thousands)	Total	Year	1-3 Years	3-5 Years	Years
Long-term debt(1)	$1,112	$357	$593	$162	$—
Operating lease obligations	699	678	21	—	—
Purchase order and capital expenditure commitments	491	491	—	—	—
Total	$2,302	$1,526	$614	$162	$—

(1) Includes interest payments.
The table above does not reflect the following recent activity:

•	The May 2013 extension of the lease for our Madison, Wisconsin offices from December 2013 to December 2018.

•	Our intent to exercise our renewal option, due to the recent notification of the grant from CIRM, for our Novato, California facility lease that currently expires in September 2013.

•
The June 28, 2013 repayment of approximately $875,000 to the Wisconsin Economic Development Corporation in respect of two promissory notes or the incurrence of $12.0 million of term loans pursuant to our Credit Agreement. See "—Liquidity and capital resources—Financing activities" and Notes 4 and 11 to our financial statements included elsewhere in this prospectus.

We have entered into various license agreements under which we pay annual maintenance fees, nonrefundable license issuance fees and royalties as a percentage of net sales for the sale or sub-license of products using the licensed technology. If we elect to maintain these license agreements, we will pay, in aggregate, minimum annual fees of approximately $300,000 per year until 2031. Maintenance fees, including fees to defend the licenses, are indeterminate, but will continue for the remainder of the license term.
Future payments related to these license agreements have not been included in the contractual obligations table above as the period of time over which the future license payments will be required to be made, and the amount of such payments are indeterminable.
Quantitative and qualitative disclosures about market risk
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not hold or issue financial instruments for trading purposes.
Foreign currency exchange risk

All cash and cash equivalents are maintained in U.S. dollars, and, to date, our revenue, including transactions with our Japanese distributor, has been denominated in U.S. dollars. Our expenses are typically incurred in the United States, although we have sales and marketing employees located in the United Kingdom whose salaries and activities are paid in the local currency. The account used for these foreign activities is funded on a periodic basis. The value of activity in this arrangement is not considered significant compared to overall sales and marketing activity. However, if funded in a similar manner, future foreign sales and marketing efforts may result in additional exchange risk.
Interest rate sensitivity
Cash and cash equivalents are held for working capital purposes. As of March 31, 2013 we had $20.7 million invested in a 100% U.S. Treasury Securities Money Market Fund and $2.1 million in a U.S. Government Money Market Fund. An investment in a money market fund is not insured or guaranteed. The remaining cash was on deposit with a major financial institution. We have not experienced any losses in such accounts and believe that we are not exposed to any significant risk on these balances. We do not rely on interest received from these balances to fund our operations and do not believe that a change in interest rates would have a material impact on our financial condition.
Outstanding balances under the Credit Agreement bear interest at 6.5% per annum plus the greater of 2% or one month LIBOR. Currently, one-month LIBOR is below the 2% floor, therefore, we do not believe that near term changes in LIBOR would have a material impact on our financial condition.
Fair value of financial instruments
The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to us for debt with similar terms and lenders, the carrying value of our long-term debt is also approximately equal to its fair value.
Critical accounting policies, significant judgments and estimates
Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates may occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.
We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our financial condition and results of operations. Our accounting policies are more fully described in Note 2 of the notes to our financial statements included elsewhere in this prospectus.
Revenue recognition
We recognize revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition.

Product sales. We recognize product sales revenue when the following four basic revenue criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. We estimate our return and replacement reserves based on our experience with historical return rates. Our product returns and replacements historically have not been material and are not expected to be material.
In June 2012, we finalized a supply and distribution agreement with Life Technologies Corporation whereby they will manufacture certain cell media for us and serve as our sole distributor of these products to third parties. We are recognizing this revenue in accordance with ASC 605-45 - Revenue Recognition - Principal Agent Consideration. ASC 605-45 specifies various indicators that support the reporting of revenue on a gross basis, including inventory risk, changes to the product and discretion in changing the supplier. We do not believe that this agreement includes these characteristics and therefore are recognizing the revenue on a net basis.
Collaborations, partnerships and other revenues. We recognize revenue from collaborations, services and other arrangements when our contractual services are performed, provided collectability is reasonably assured. Collaborations may include upfront non-refundable payments, development milestone payments and research and development funding. Principal costs under these agreements include our personnel conducting research and development, supplies consumed in that process and allocated overhead.
We recognize revenue from non-refundable up-front license fees and from research and development agreements ratably over the estimated performance period of the agreement. The estimated performance period is typically based upon detailed project plans completed by the project managers, who establish in regular discussion and collaboration with a counterpart at the customer, key project activities, milestones and resources. If the estimated performance period is subsequently modified, we will modify the period over which the revenue is recognized on a prospective basis.
We recognize revenue from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, we have no further performance obligations relating to the event and collectability is reasonably assured. If the milestone is not deemed substantive, we recognize milestone payments ratably over the remaining period of our performance obligations under the collaboration agreement.
For a milestone to be considered substantive, the payment associated with its achievement must have all of the following characteristics:

•	relate solely to past performance;

•	be reasonable, relative to all of the elements and payment terms in the arrangement; and

•	be commensurate with either our effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.
As of December 31, 2012, our contract with Lilly had nine remaining milestones with associated payments totaling $475,000 that are accounted for under the milestone method. Of these milestones, $225,000 are attributable to achievement of certain research results in 2013, while $250,000 are attributable to achievement of certain research results prior to the end of 2014. If the specified results or timing of results are not achieved, the milestone payments will not be made. From the inception of this contract through December 31, 2012, we sent invoices of $125,000 for milestones achieved. For the three months ended March 31, 2013, we did not send invoices for any milestones.
Payments, such as grants, received for the reimbursement of expenses for research and development activities are recorded as revenue at the gross amount of the reimbursement. Costs associated with these reimbursements are reflected as a component of research and development expenses.
Multiple-element arrangements. Arrangements with customers may include multiple deliverables, including collaborations or agreements that combine products, research and development, participation in joint steering committees and other deliverables. For our multiple-element arrangements, deliverables are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-

alone basis and (ii) delivery of the undelivered element(s) is probable and substantially in our control. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on Vendor Specific Objective Evidence (VSOE) if it exists, based next on Third Party Evidence (TPE) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on Best Estimated Selling Price (BESP).
VSOE—In many instances, products are sold separately in stand-alone arrangements. We determine VSOE based on our normal pricing and discounting practices for the specific product when sold separately.
TPE—When VSOE does not exist, we attempt to determine TPE based on competitor prices for similar deliverables when sold separately. Given the novel nature and early stage of our products, it is difficult to obtain the pricing of similar products with similar functionality sold by other companies on a stand-alone basis. Therefore, we typically are not able to determine TPE.
BESP—The objective of BESP is to determine the price at which we would transact a sale if the deliverable were sold on a stand-alone basis. When both VSOE and TPE do not exist, typically in the case of research and development elements, we determine BESP for the arrangement element by considering the cost of the research and development efforts required by the agreement and our rights and those of our customers to the resulting technology.
After separating the elements of an arrangement into the appropriate units of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.
Changes in judgments and estimates regarding application of these revenue recognition guidelines as well as changes in facts and circumstances could result in a change in the timing or amount of revenue recognized in future periods.
Stock-based compensation
We measure the cost of employee services received in exchange for an award of stock options based on the grant date fair value of the option grant. The grant date fair value of the options is estimated using the Black-Scholes option-pricing model.
The resulting costs, net of estimated forfeitures, are recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. We amortize the fair value of stock-based compensation on a straight-line basis.
We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Changes in the estimated forfeiture rate could impact the reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. We have estimated forfeitures in two tiers, the first tier includes grants to executives, directors and consultants and the second tier, includes all other employees. The assumed forfeiture rate for the first tier is 0.0% and for the second tier has been estimated at a range of 7% to 15%.
We account for stock options issued to non-employees at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of the options granted to non-employees is remeasured as they vest, and the resulting change in value, if any, is recognized as expense during the period the related services are rendered.
Critical inputs into the Black-Scholes option pricing model include: the estimated grant date fair value of our common stock; the option exercise price; the expected term of the option in years; the annualized volatility of the stock; the risk-free interest rate; and the annual rate of quarterly dividends on the stock. We make those estimates as follows:
Fair value of our common stock. Our common stock has not yet been publicly traded, therefore we estimate the fair value of the common stock underlying our stock options. The fair value of our common stock has been determined by our board of directors exercising their judgment in the consideration of a variety of factors discussed in more detail below. Please see “Common stock valuation” below for a detailed discussion of the assumptions used in estimating the grant date fair value of the common stock underlying our stock options.
Option exercise price. The exercise price of common stock options issued in December 2011 and November 2012 was $12.68 per share. The estimated fair value of our common stock as of December 2011 was $7.12 per share. The estimated fair market value of our common stock as of November 2012 was $8.09 per share. Therefore, the exercise price of the options exceeded the grant date fair value of our common stock by $5.56 per share and, by $4.59 per share, for the December 2011 and November 2012 grants respectively. In our board of directors' judgment, the higher exercise price served to better align the economic interest of the option holders with those of the preferred shareholders.
Expected term. In determining the expected term of the options, we elected to use the “simplified” method in accordance with Securities and Exchange Commission SAB No. 107, Share-Based Payments. The use of the “simplified” method under SAB No. 107 was extended beyond December 31, 2007, in accordance with SAB No. 110, Share-Based Payment, issued on December 21, 2007, until such time when there is sufficient information to make more refined estimates on the estimated life of options. SAB No. 110 expressed the views of the staff regarding the use of the “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with ASC 718, Share-Based Payment. SAB No. 110 allows companies that do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share options grants after December 31, 2007. We will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB No. 110.
Volatility. Because our common stock has not been freely traded in any market or public exchange, we do not have information on the trading volatility of our common stock. Consequently, we have derived our assumption for volatility by examining the historical volatilities of several unrelated public companies within the life sciences and stem cell industries. When selecting the industry peer group of companies to be used in the volatility calculation, we also consider the stage of development, size and financial leverage of each potential comparable company. These historical volatilities are weighted based on certain qualitative factors and combined to produce a single volatility factor.
Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.
Dividend yield. We have never declared or paid cash dividends and do not presently plan to pay cash dividends in the foreseeable futures. Consequently, we used an expected dividend yield of zero.
Common stock valuation
Given the absence of an active market for our common stock prior to this offering, our board of directors determined the estimated fair value as of each grant date after deliberations of the factors and process listed below as well as qualitative considerations particular to each grant:

•	the contemporaneous valuations of our common stock by an unrelated third party;

•	the prices of our convertible preferred stock sold to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our operating and financial performance, including a history of operating losses and no assurance of future profitability;

•	our limited capital resources and risks inherent in raising additional financing;

•	our current financial condition;

•	the introduction of new products;

•	our stage of development;

•	the fact that the option grants involve illiquid securities in a private company;

•	the risks inherent in the development and expansion of our products; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.
One important consideration for our board of directors was a determination of our business enterprise value (BEV). The BEV was then allocated to each security comprising our capital structure (preferred stock, common stock, warrants and options). In determining our BEV, our board of directors considered a variety of approaches. These approaches included: (i) using the prices paid for shares of our preferred stock in nearly contemporaneous financing transactions; (ii) the income approach; and (iii) a market-based approach considering the values of selected publicly traded companies.
Contemporaneous financing transactions. We issued $29.9 million of Series B preferred stock in April 2011 and $21.0 million of Series B preferred stock in November 2012. These issuances provided a basis from which to infer the enterprise value of our company at dates substantially contemporaneous with the option grants.
Income approach. We utilized a discounted cash flow (DCF) analysis, which estimates the present value of the projected free cash flows to be generated by us. The discount rate used in the DCF analysis is the weighted-average cost of capital, and reflects the risks associated with realizing the stream of projected free cash flows. The projection period includes an explicit forecast horizon, the present value of which is added to an estimate of the terminal value (i.e., the period beyond the explicit forecast) to determine an estimate of the BEV. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we used to manage the business, although there was inherent uncertainty in these estimates.
Market-based approach. The market-based approach provides value indications for a company through a comparison with guideline publicly traded companies or guideline transactions. In the case of early stage companies with significant operating losses and little revenue, the market approach can identify companies that share similar attributes of the subject company including stage of life, profitability and revenue. Our board of directors considered the public market valuation of a selection of stem cell tools companies that, like us, were early in their life, had significant operating losses and were generating little revenue.
Our board of directors chose a weighted average of each BEV as determined using the methods described above. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and stock options using an option pricing method that reflects the rights and privileges of each security and takes into account timing of any anticipated liquidity event. This yields a per share value for the common stock.
Our board of directors also considered and then applied a discount for lack of marketability to the per share values determined using the methods described above. Calculation of the discount considered both the timing of any anticipated liquidity event and the estimated volatility of our stock. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of selected publicly traded companies as discussed above.
A discussion of each of the valuation dates follows:
December 2011
Our board of directors estimated the fair value of common stock as of December 2011 to be $7.12 per share. In making that determination our board of directors primarily relied on the BEV implied by the April 2011 sale of 2,366,867 shares of our Series B preferred stock at $12.68 per share, and allocating the BEV amongst the component securities based on their respective rights and privileges. We note that the Series B preferred stock has, among other terms, a liquidation preference that the common stock does not have. In the time period between the April financing and the December valuation, our financial outlook was substantively unchanged. Our board of directors also considered a DCF analysis. The assumptions in that analysis were also substantively unchanged between April and December.
November 2012
Our board of directors estimated the fair value of our common stock as of November 2012 to be $8.09 per share. In making that determination our board of directors relied on the BEV implied by both the April 2011 financing and the November 2012 financing in which we sold 1,660,094 shares of our Series B preferred stock at $12.68 per share. They additionally relied on the BEV determined through the DCF analysis and the market-based approach. The increase in BEV was considered reasonable in light of our improving financial and operational performance. Among a number of positive developments, in 2012 we demonstrated strong sales from our iCell Neuron product line in that product's first full year of sales. Also, in June 2012, we entered into a large multi-year, multi-element agreement with a large biopharmaceutical company.
Accounting for income taxes
We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. Our provision for income taxes generally consists of tax expense related to current period earnings. As part of the process of preparing our financial statements, we continuously monitor the circumstances impacting the expected realization of our deferred tax assets for each jurisdiction. We consider all available evidence, including historical operating results in each jurisdiction, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. To the extent a deferred tax asset cannot be recognized, a valuation allowance is established to reduce our deferred tax assets to the amount that is more likely than not to be realized.
We have recorded a full valuation allowance on our deferred tax assets due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of net operating loss carryforwards and research and development tax credits. We intend to maintain this valuation allowance until sufficient evidence exists to support its reduction. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted. Changes in these estimates may result in significant increases or decreases to our tax provision in a period in which such estimates are changed which in turn would affect net income.
Inventory valuation
Inventories are valued at the lower of cost or market using the weighted-average cost method. Inventories include raw materials, work in process and finished goods. Variances from this weighted average are expensed in the current period. Inventory includes finished goods that may be used by our research and development, technical services and marketing groups.
We regularly review inventory on hand and compare balances to sales forecasts and expected internal usage. We record provisions, when required, for slow moving, excess and obsolete inventories to reduce inventory values from cost to their estimated net realizable values, based on product life cycle, development plans, product expiration and quality issues. We do not believe that our iCell products experience any degradation in quality during extended periods of cyropreserevation.
Goodwill
The entire balance of goodwill resulted from the 2008 acquisition of two companies and represents the purchase price in excess of identifiable assets and in-process research and development acquired in that transaction. Goodwill is not amortized.  We have a single operating unit and all goodwill relates to that unit.

We review goodwill for impairment annually during the fourth quarter or more often if conditions warrant. A comparison of our book value to our fair value as estimated by the board of directors during the fourth quarter of 2012 indicated that our fair value exceeded book value by three times. Therefore, we determined there was no impairment of goodwill in 2012.
Recent accounting pronouncements
In September 2011, the FASB issued Accounting Standards Update (ASU) 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for our annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not impact our financial statements.

Business
Overview
We develop and manufacture fully functioning human cells in industrial quantities to precise specifications. Our proprietary iCell Operating System (iCell O/S) includes true human cells in multiple cell types (iCell products), human induced pluripotent stem cells (iPSCs) and custom iPSCs and iCell products (MyCell products). Our iCell O/S products provide standardized, easy-to-use, cost-effective access to the human cell, the smallest fully functioning operating unit of human biology. Customers use our iCell O/S products, among other purposes, for drug discovery and screening; to test the safety and efficacy of their small molecule and biologic drug candidates; for stem cell banking; and in researching cellular therapeutics.
iCell products are a consumable designed to be used once and then reordered. We manufacture our iCell products from our iPSCs. An iPSC is a cell that has the ability both replicate indefinitely and to be transformed into any cell type in the human body. We develop and manufacture our iPSCs from ordinary blood or skin using proprietary techniques that expand upon those pioneered by our founder Dr. James A. Thomson. Once we produce an iPSC, it becomes a renewable source of starting material for our iCell products.
We market our products for use in in vitro research and development as well as applied product testing, stem cell banking and in vivo cellular therapeutics research. Each of the in vitro, stem cell banking and in vivo markets requires fully functioning cellular models that reproduce human biology. "Fully functioning" means a cell that functions much like a human cell of the same type in specified ways that are relevant to the product's intended uses. However, the cells currently used in these markets are based on models that are surrogates for true human cells instead of the fully functioning human cell produced in industrial quantities by us.
Our products provide our customers access to human biology and are designed to increase the productivity of their in vitro therapeutic research and development; enable the pursuit of novel avenues of biological discovery; accelerate the regulatory analysis and market introduction of clinical products; improve quality control of manufactured clinical products; allow more precise applied and environmental testing; facilitate the development or augmentation of stem cell banks; and foster the development and commercialization of in vivo cellular therapeutics.
Limitations of existing models
Historically researchers have had limited access to fully functioning human cells. Therefore they have been forced to conduct their experiments on surrogate models that do not accurately represent the human biology they want to study. We believe that human biological and therapeutic investigation has been stifled by the lack of access to a diverse set of standardized human cells in sufficient quantity to perform their experiments.
In vitro uses in life science, biopharmaceutical research and applied testing
The market for in vitro drug discovery, toxicity testing and applied testing, including chemical safety, historically has employed models—such as primary cells derived from human cadavers or sacrificed animals, transformed (immortalized) cells and live animals—that act as surrogates for fully functioning human cells. Researchers attempt to understand and predict the behavior of human cells by exposing these surrogates to various drugs, compounds and molecules. These models, however, are only an imprecise and inaccurate substitute for the human biology in question and their use leads to the slower pace of drug discovery, higher costs for drug development and costly late-stage drug development failure. Despite the billions of dollars spent annually on preclinical development activities, 84% of all drug candidates fail in human trials, including for a lack of human therapeutic activity or for an unacceptably high human toxicity that were not identified by using these surrogate models.
Primary cells. Primary cells harvested from either sacrificed animals or human cadavers fail to adequately reproduce human biology and result in a fundamentally flawed technology platform as a basis for drug discovery and development.

•	Animal cells are fundamentally different from the human cells they are meant to approximate.

•
Human cadaver cells are highly variable in quality due to variation in donor genetics, donor lifestyle (smoking, alcohol, diet, exercise, chemical exposure, etc.) and the timing and condition of the organ at harvest.

•	Human cadaver cells also behave differently in test tubes than in the human body.
Transformed cell lines. Transformed cell lines are cells that have either been isolated from a tumor or genetically induced to become immortal. They tend to grow indefinitely in test tubes. As a class, they represent a very poor surrogate for human biology and a poor model system for research.

•	Transformed cells proliferate rapidly and therefore lose the inherent physiological characteristics of the donor organ and cease to replicate the biology of the source organ or individual.

•
Transformed cells tend to be genetically unstable and to routinely add, delete or swap chromosomes. These genetic changes tend to give the altered cell a selective growth advantage in vitro, often critically altering the cells' physiology.

Live animals. Live animals are often used as a surrogate for human biology to predict drug safety and activity in humans.

•	Animal models represent fundamentally different biology than that of humans and therefore poorly predict drug safety and activity in people.

•
The use of animal models is coming under increasing ethical pressures that in some markets, such as Europe, have taken the form of laws requiring companies to eliminate certain applications using animal research.

Stem cell banking
Traditional tissue and current iPSC banking. Traditional tissue banks face limitations in the sourcing, quality and quantity of samples. iPSC banking has the potential to overcome these limitations. However, the manufacture of these large banks of iPSCs is particularly challenging because it is difficult to maintain consistent quality over long periods of time without deep expertise and experience in "footprint free" iPSC manufacturing and a sufficiently robust quality management system. In addition, the information handling requirements and intellectual property issues are significant. Building the banks will require a unique combination of capabilities to meet the quality, quantity and purity of cells needed by researchers.
Multipotent cells and clinical stem cell banking. We also believe that current clinical banking efforts based on multipotent stem cells from umbilical cord blood are of only limited value. At birth, a newborn's umbilical cord blood can be saved and shipped to a facility that isolates and preserves the blood system stem cells found in the cord blood. Because cord blood stem cells are multipotent, not pluripotent, they have only a limited ability to replicate and are predisposed to differentiate only into cells of the blood system. These two limitations make cord blood cells only applicable to the treatment of a very narrow set of diseases, and will not be useful for the vast majority of possible diseases the donor might contract in the future. In addition, cells in these banks have generally been saved for use by the donor and are not available for research purposes or for wider clinical application.

In vivo cellular therapeutics
In vivo cellular therapeutics refers to cells, tissue or whole organs that are inserted into living persons to cure debilitating disorders or regenerate damaged organs. While the majority of in vivo cellular therapeutics today involves organ transplants, the scarcity of donor organs leaves many patients requiring a transplant without a suitable source. Cellular transplantation and artificial organs offer promising alternatives for research and clinical inquiry. One significant limitation to further development of cellular therapeutics of these types is the lack of available manufactured human cells for experimentation and clinical application. Current approaches require the removal of terminal cells from an individual and, where possible, expanding the sample for transplantation or research use. Expansion of terminal cells and scaling this approach has proven difficult, expensive and critically limited by the paucity of cell types available.
Our markets
Our largest customers today are in the life sciences and biopharmaceutical industry research markets (in vitro drug discovery, toxicity testing and chemical safety uses) and stem cell banking. We have also targeted the markets for cell-based therapies (in vivo cellular therapeutic use). We believe that over time our iCell O/S products, our manufacturing capabilities, the technical know-how we have acquired in developing those proficiencies and our intellectual property position will offer significant opportunities for revenue growth. According to Adivo Associates, the total spent on these three areas in 2011 by all participants was approximately $17.1 billion and is projected to grow to $40.5 billion by 2020.
Cells for in vitro drug discovery, toxicity testing and chemical safety uses
Cells for in vitro use refers to cells studied under laboratory culture conditions for the purpose of drug discovery, toxicity testing and chemical safety analysis. According to Adivo Associates, the total spent on cell-based technologies for in vitro use was approximately $10.8 billion in 2011, of which $3.5 billion was spent on cells, and is projected to increase to $14.7 billion in 2020, of which $5.6 billion is expected to be spent on cells.
Currently biopharmaceutical industry and academic researchers use cells from human cadaveric tissue, immortalized cell lines and sacrificed animals for both toxicological research and drug discovery. Because our iCell products are fully functioning human cells, we believe they are more predictive of actual human biology and, therefore better suited for use in biological and biopharmaceutical research than current surrogate models.
Stem cell banking
According to Adivo Associates, the stem cell banking market was approximately $1.3 billion in 2011 and is expected to grow to $4.4 billion in 2020. Currently this market is composed of two lines of business. First, the National Heart, Lung, and Blood Institute, the California Institute for Regenerative Medicine (CIRM), the European Union's Innovative Medicines Initiative, other government entities, academic institutions and industry have requested proposals to build banks of dozens to thousands of cell lines derived from numerous backgrounds to reflect various forms of cell line diversity, including ethnic, racial, gender, genetic, disease and drug reaction. These banks will permit researchers to choose the iPSC background from which to make or have manufactured the desired human cells. The iPSCs in these banks can later be differentiated into human cells for both research and therapeutic applications. We believe that there is significant revenue potential in manufacturing and differentiating the iPSCs that will be placed into these banks. In March 2013, CIRM awarded us a $16.0 million grant to derive three iPSC lines from each of 3,000 different individuals, as required by California's $32.3 million stem cell banking initiative. Upon creation, these iPSC lines will be owned by CIRM. We will also be the primary subcontractor on the $10.0 million grant the Coriell Institute for Medical Research received from CIRM to store and expand the Coriell iPSC bank. As of the date hereof, neither we nor Coriell nor CIRM have entered into definitive agreements regarding these grants. We intend to take advantage of this potential as the manufacturer of the iPSCs and differentiated cells for additional iPSC banks. A second line of business in this market consists of cord blood banking. At birth, a newborn's umbilical cord blood can be saved and shipped to a facility that isolates and preserves the blood system stem cells found in the cord blood. Because cord blood stem cells are multipotent, not pluripotent, they have only a limited ability to replicate and are predisposed to differentiate only into cells of the blood system. We are positioned to augment the product offering of cord blood banks by creating iPSC lines for their existing and prospective customers.
Cells for in vivo and cell-based therapeutic research
Cells for in vivo use in humans generally refers to inserting cells, tissue or whole organs into living persons to cure debilitating disorders or to regenerate damaged organs. According to Adivo Associates, the global human stem cell, tissue and organ therapy market was $5.0 billion in 2011 and is projected to increase to $21.4 billion in 2020. Current in vivo use and related research efforts generally involve the use of cells or organs harvested from animals, cadavers or living donors, with the limitations discussed above. The lack of available manufactured human tissue matching the tissue to be repaired or regenerated particularly hinders the research to further develop in vivo cellular therapeutics. Our scalable iPSC-based manufacturing platform allows us to then produce fully functioning, carefully specified human cells in large volumes, thereby enabling the research that may lead to the substitution of manufactured cells and tissues for the currently harvested cells, tissue and organs. We believe that as the research phase of this field grows, demand for our cells will increase substantially.
Our products
Our iCell and MyCell products reproduce, rather than approximate, the operation of the fully functioning human cell. They are manufactured to precise specifications and exacting standards. These cells are designed for ease-of-use and to address our customers' desire to have better access to human cell biology.
The iCell O/S
The iCell O/S currently consists of six products.

Products	Product description	Applications
iCell Cardiomyocytes	Highly purified human heart cells comprised of a mixture of spontaneously electrically active atrial, nodal and ventricular-like cells	Model systems for pre-clinical drug discovery, toxicity testing, disease modeling and other life science research
iCell Neurons	Highly purified human neurons typical of the forebrain, comprised primarily of GABAergic and glutamatergic neurons
iCell Endothelial Cells	Highly purified human interior surface blood vessel cells exhibiting characteristic endothelial cell functions, including tubular formation, acetylated LDL uptake, barrier function and wound healing
iCell Hepatocytes	Highly purified human liver cells that exhibit hepatocyte morphology, characteristic gene and protein expression, transporter function and viral infectivity
MyCell	Human iPSCs reprogrammed from customer-sourced samples	Make iPSCs for stem cell banking and cell modeling of specific ethnic or disease populations and genetic engineering for in vitro research
Human iCell products derived from MyCell iPSCs
Media and reprogramming kit	Combination of three reagents (Essential 8 Medium, Vitronectin and Episomal iPSC Reprogramming Vectors) used for reprogramming tissue into iPSCs	Making iPSCs for limited research use only

iCell Cardiomyocytes. Derived from iPSCs, iCell Cardiomyocytes are highly purified human heart cells that beat in a dish and behave just like the heart cells found in the human body. These cells provide a biologically relevant model system for in vitro drug discovery, toxicity testing and chemical safety, as well as in vivo cellular therapeutics research and stem cell banking. For instance, our iCell Cardiomyocytes were used in a recent study by Hoffmann-La Roche published in the journal Toxicological Sciences to successfully identify multiple compounds known previously to be false-negatives or false-positives from various Roche drug development programs.
iCell Cardiomyocytes have been ordered by our customers for a variety of purposes, including:

•	In vitro

◦	To determine that their compounds do not adversely affect critical electrical, biochemical or mechanical cardiomyocyte function.

◦	As a toxicity test system in standard assay offerings.

•	Stem cell banking

◦	To study 250 different patients with a form of heart disease known as left ventricular hypertrophy.

•	In vivo

◦	To advance cell therapy research by making feasible the animal studies of cardiomyocyte patches that deliver healthy cells to the damaged area of the heart after a myocardial infarction.

iCell Neurons. Derived from iPSCs, iCell Neurons are highly purified human neurons typical of the forebrain. iCell Neurons provide a biologically relevant in vitro model system for pre-clinical drug discovery, neurotoxicity testing and disease modeling for Alzheimer's disease, Parkinson's disease and

Huntington's disease among others. For instance, as reported in Stem Cell Research, researchers at an affiliate of GlaxoSmithKline plc (GSK) utilized iCell Neurons to identify several small molecules as effective blockers of the toxicity caused by the abnormal protein deposits associated with Alzheimer's disease, suggesting new ways to develop medicines for Alzheimer's disease. This is the first demonstration in a peer-reviewed publication of a high-throughput toxicity screen using iPSC-derived neurons.
iCell Neurons have been ordered by our customers for a variety of purposes, including:

•	In vitro

◦	To model Alzheimer's disease for compound screening.

◦	For applied testing to validate an improved botulinum neurotoxin potency assay, with the goal of replacing an inferior animal model.
iCell Endothelial Cells. Derived from iPSCs, iCell Endothelial Cells are interior surface blood vessel cells. iCell Endothelial Cells provide a biologically relevant in vitro model system for use in vascular biology research including angiogenesis, atherosclerosis, inflammation and other life science research.
iCell Endothelial Cells have been ordered by our customers for a variety of purposes, including:

•	In vitro

◦	For modeling viral infectivity.

◦	For modeling vascular disease and stroke.

•	In vivo

◦	In preliminary regenerative medicine applications as a necessary co-culture along with other cells for tissue engineering studies for research into potential in vivo use.

◦	In preliminary regenerative medicine applications to vascularize three-dimensional matrices or decellularized organs for tissue engineering studies for research into potential in vivo use.
iCell Hepatocytes. Derived from iPSCs, iCell Hepatocytes are human liver cells currently sold “fresh,” or not cryopreserved. These cells provide a biologically relevant in vitro model system for pre-clinical drug discovery, hepatotoxicity testing, disease modeling and other life science research.
iCell Hepatocytes have been ordered by our customers for a variety of purposes, including:

•	In vitro

◦	To study metabolism and glucose regulation to better understand disease mechanisms and to perform drug screens.

◦	To demonstrate viral infectivity by clinically relevant strains of Hepatitis C virus and Hepatitis B virus.

•	In vivo

◦
For research into potential in vivo use in the treatment of liver disease. Researchers are currently using iCell Hepatocytes as the cellular material in bio-artificial liver devices and to repopulate decellularized livers.

MyCell products. MyCell products provide customers with iPSCs reprogrammed from customer-sourced sample and iCell products derived from those iPSCs. This product offering provides our customers with access to iPSCs and iCell products produced from specific genetic, ethnic or disease populations. Our expertise in genetically engineering iPSCs also allows our customers to order iPSCs that have been engineered to repair a specific gene mutation or to express additional genes in a manner non-disruptive to the remainder of the genome. MyCell products leverage our industrial manufacturing platform to handle the parallel production of multiple iPSC lines and iCell products. We are capable of manufacturing billions of cells in this manner to high quality and purity standards. Our ability to derive multiple iPSC lines in parallel also positions us to manufacture for the stem cell banking market.
MyCell products have been ordered by our customers for a variety of purposes, including:

•	In vitro

◦	To produce iPSCs and iCell products from human donors to study diseases such as heart failure and Parkinson's disease and to investigate potential cures.

◦	To make hepatocytes derived from patients suffering from drug-induced liver injury (DILI) to study the genetic basis of this disease.

◦	To produce iPSCs and iCell Cardiomyocytes from congenital muscular dystrophy patients to promote research into cures for this disease.

◦	To produce genetically engineered iPSCs that can be used to produce differentiated cells on the industrial scale needed for drug screening.

•	Stem cell banking

◦	To produce three iPSC lines from each of 3,000 different individuals for CIRM.
Media and reprogramming. Our medium, Essential 8, and our substrate, Vitronectin, are optimized for the consistent, reproducible derivation, growth and maintenance of human iPSCs. The combination of Essential 8 Medium and Vitronectin provides a defined culture system for robust, cost-effective and scalable iPSC culture. We have selected Life Technologies Corporation to manufacture and distribute these products as well as our Episomal iPSC Reprogramming Vectors. The combination of these three components creates a “kit” for reprogramming tissue into iPSCs. The reprogramming vectors and kit, as currently sold, permits the customer to use the iPSCs for limited research use only.

•	Essential 8 Medium. Essential 8 Medium is a “feeder-free” medium comprised of eight well-characterized, highly consistent elements, unlike the BSA-based alternative media currently available.

•	Vitronectin. Vitronectin is a defined, human protein-based substrate for cell attachment and growth. It replaces the current use of an undefined matrix derived from mouse tumor cells.

•
Episomal iPSC Reprogramming Vectors. Episomal iPSC Reprogramming Vectors leverage non-viral, non-integrating technology to deliver six genes to initiate the reprogramming of human somatic cells to iPSCs. We refer to this process as “footprint free” reprogramming. Footprint free reprogramming provides researchers with a means of ensuring that no foreign genetic material is incorporated into the original donor DNA. iPSCs made from these kits, as currently sold, are licensed for research purposes only.

Full product solution
Cells for in vitro and in vivo use
We manufacture human cells so that our customers can develop better, safer and more advanced drugs and cellular therapies. We do not currently plan to manufacture our own proprietary therapeutic products. Rather, our strategy is to provide our customers human cells as both research tools and raw materials for their own proprietary cell-based products. Our business model is to replace the inadequate surrogate models of the past with the standardized, easy-to-use and fully functioning human cells of the iCell O/S. Our "Full Product Solution" provides the following benefits to our customers:

Precise specifications	Our cells are manufactured to precise specifications and exacting standards from iPSCs we also produce.
Episomal iPSC reprogramming vectors
Today all of our iPSCs are derived in a “footprint free” manner with negligible residue or damage left in the cell after the reprogramming process is complete. We accomplish this by using episomal vectors to deliver the reprogramming factors. We invented this method and have the exclusive right to practice it.

Cryopreserved
iCell Cardiomyoctyes, iCell Neurons and iCell Endothelial Cells are all shipped to the customer cryopreserved, allowing customers to store the cells and use them on their time schedule. iCell Hepatocytes currently are not shipped cryopreserved, but we intend to ship this product cryopreserved in the future.

Pure
All iCell products are at least 90% pure. If the cells were less pure, contaminants could soon outgrow the target cells and much of the cellular response observed by a researcher could be a result of the contaminating cells.

Unit size scaled to fill a 96-well plate
We fill a standard 1.5ml cryovial with a sufficient quantity of cells to fill the bottom of every well of a 96-well plate with a confluent monolayer of viable cells. The 96-well plate is a common format that researchers use to perform high throughput experiments.

User's guide and online videos
Each unit of our iCell products includes a user's guide detailing our recommended protocols for thawing, plating and maintaining our iCell products. In addition our website contains videos demonstrating our recommended protocols and techniques.

Customer support	We have a team of technical support scientists who answer customer questions and conduct onsite training in our recommended protocols and techniques.
Customer training	We offer iCertification Training Programs at our headquarters in Madison, Wisconsin. Attendees receive in-depth, interactive training on the handling and application of iCell products.
Validated on life science tool platforms	Our scientists have worked closely with other life science tool companies to validate protocols for utilizing our products on their cellular assays and automated instruments.
Protected by over 700 patents and patent applications
Our intellectual property strategy has included assembling a portfolio of patent rights and licenses intended to afford our customers and ourselves freedom to operate for all the products we sell, meaning that our products can be used without infringing on the valid intellectual property rights of others.

No use of Human Embryonic Stem Cells (hESC)
We use iPSCs, not hESCs, to manufacture our cells. We believe that the use of iPSCs eliminates ethical and moral concerns that have been raised by the fact that hESCs are derived by extracting pluripotent cells from the inner lining of a four-day old human blastocyst. Though scientifically useful, hESCs proved ethically divisive as the extraction method meant the destruction of the developing human embryo, making them particularly controversial as a basis for a therapeutic. In contrast to hESCs, we develop and manufacture our iPSCs from ordinary blood or skin provided by consenting adults.

Cells for stem cell banking
We believe that the same considerations that go into providing our customers with a Full Product Solution for their in vitro and in vivo cell needs make us uniquely capable to produce the quality, quantity and purity of cells needed for the manufacture of iPSCs that are placed into stem cell banks. In addition to the considerations immediately above we believe that a stem cell bank must be built on a rigorous quality management system that is capable of overseeing the derivation of thousands of iPSC lines. We have such a system and believe that few other companies have or will be willing to spend the capital necessary to build the Quality Management System (QMS) required to ensure the consistency of manufacture needed to make the iPSCs deposited in the stem cell bank useful. In addition, a stem cell bank will require an information management system, like ours, that is capable of handling the information associated with the derivation of thousands of iPS lines and the management of associated raw materials, in-process materials and finished goods inventory.
Product development
We have a deep expertise in stem cell biology. We currently employ 78 scientists, with a collective experience base of over 450 years in a field of human stem cell biology that is 14 years old. Research and development is organized into three areas of expertise: cell biology, process sciences and genetic engineering. Cell biology is responsible for defining cell specifications, functions, assays and features. The process sciences group designs the most robust manufacturing system possible for each product, while reducing costs, and variability and increasing scale and yield. The genetic engineering group is responsible for developing and improving methods of reprogramming as well as handling genetic engineering tasks. Every product development project involves resources from all three groups.

We are actively developing new products and extensions of existing products and expect to continue to use our iPSC technology to expand the iCell product line. Currently we have seven new products under development:

Product	Product description	Applications
Dopaminergic neurons	Brain cells that express the neurotransmitter dopamine
Dopamine production has been implicated in Parkinson's disease and other neurological disorders. Researchers are interested in how dopamine levels impact these diseases; some researchers believe that implanting pure dopaminergic neurons in Parkinson's patients would have therapeutic benefits.

Nociceptors	Pain receptor neurons	Researchers are interested in understanding how nociceptors work to gain a better understanding of the biology of pain, to quantify it, and to find drugs to modulate it.
Astrocytes	Cells found in the brain that support neuronal function
These cells are synergistic with iCell Neurons. Customers frequently request astrocytes to build a more complete human neurological model. Astroycytes have also been implicated in multiple neurological disorders.

Cardiac progenitors	Cardiac precursor cells that, during human development, become all of the cell types in the human heart	Customers are interested in studying these cells to find compounds that may lead to cardiac repair or for use for therapeutic purposes.
Blood progenitors	Precursor cells for the human blood system
Researchers are interested in studying these cells to find compounds that will help repair the blood system or increase production of blood cells. In addition some researchers are interested in infusing or implanting these cells for therapeutic purposes.

Skeletal muscle cells	Skeletal myocytes are long, tubular cells that form the muscle fibers of the skeletal systems
Pure skeletal myocytes enable better understanding of the biology of various human diseases caused by mutations in genes critical and unique to muscle function (for example, dystrophin gene mutations that cause muscular dystrophy). In addition, the function of these cells is of interest to researchers studying general energy metabolism and metabolic disease.

Current Good Manufacturing Practices (cGMP) iPSC lines	Lines of episomally derived iPSCs manufactured under conditions compatible with full cGMP compliance	Therapeutics manufacturers and others that require cells derived to cGMP standards.
Our research and development expenses were $13.7 million and $14.3 million for the years ended December 31, 2011 and 2012, respectively, and $3.1 million and $3.9 million for the three months ended March 31, 2012 and 2013, respectively.

Intellectual property
We have integrated intellectual property into our business strategy from our inception. Our intellectual property strategy has included assembling a portfolio of patent rights and licenses intended to afford our customers and ourselves freedom to operate for all the products we sell, meaning that our products can be used without infringing on the valid intellectual property rights of others. In addition, we have developed proprietary intellectual property and technical know-how that we maintain as trade secrets. We believe that our intellectual property portfolio will provide significant competitive advantages for future business operations.
We own or license a portfolio of patent rights that exceeds 700 patents and patent applications in the United States and around the world. All of our licenses include commercialization rights in at least research tools, and the right to deliver license rights to our customers for the products that we sell to them.
Episomal reprogramming patents and Thomson reprogramming patents
We own 42 U.S. and foreign patent applications relating to episomal reprogramming, our footprint free reprogramming technology, none of which will expire before 2029. The most significant application of this portfolio is the first filed patent application on the episomal method, U.S. Patent Application 12/478,154, filed in 2009 based on a provisional patent application filed in 2008 and extending (when issued) until 2029. These patent rights cover iPSCs from which we make our current MyCell product and will cover iPSCs made when performing our work for CIRM and iPSCs from which we make future iCell products when made using episomal reprogramming.
Our license agreement with the Wisconsin Alumni Research Foundation (WARF) provides us with an exclusive, worldwide license to certain patents covering products for diagnostic, research and therapeutic purposes made using episomal reprogramming. These licensed patent rights also cover iPSCs from which we make our MyCell product and will cover iPSCs made when performing the work that we are to do for CIRM and iPSCs from which we make future iCell products when made using episomal reprogramming. These licensed patents include 9 U.S. and foreign patents and patent applications extending (when issued) to at least 2029, the most significant of which is U.S. Patent No. 8,268,620, which covers episomal reprogramming using certain genetic factors.
Our license agreement with WARF also provides us with a non-exclusive, worldwide license to certain patent rights covering products for research and therapeutic purposes made using certain genetic reprogramming factors, which we refer to as the Thomson reprogramming factors. These licensed patent rights cover iPSCs made using these factors. The license agreement also provides us with an exclusive, worldwide license to make and sell iPSC-derived materials made from these factors for both research and therapeutics uses. These licensed patents include another 14 U.S. and foreign patents and patent applications expiring no sooner than 2028 the most significant of which is U.S. Patent No. 8,183,038, which covers the four factors useful for reprogramming.
Under the license agreement, WARF retains the right to grant non-exclusive licenses covering the patents covering the Thomson reprogramming factors to third parties, limited to internal research use only, as well as the right to use, and grant to non-profit research institutions and governmental agencies non-exclusive licenses to, the licensed patent rights for noncommercial educational and research purposes. In addition, the U.S. government retains certain rights to inventions arising from federally supported research or development. Certain of our exclusive licenses under the license agreement may be converted into non-exclusive licenses in certain circumstances. WARF retains the right to prosecute licensed patent filings worldwide but at our expense we may require them to prosecute a foreign patent filing covering a U.S. patent exclusively licensed to us. We also are obligated to reimburse WARF for up to the entire cost and expense of prosecuting and maintaining certain of the licensed patents. WARF retains the right to initiate any infringement proceedings. We granted to WARF and certain of its affiliated institutions a non-

exclusive, royalty-free, irrevocable, worldwide license for non-commercial research purposes to certain inventions developed by us using the licensed patents, iPSCs made under the license, and certain derivative materials, with the right to grant sublicenses to organizations associated with WARF or the University of Wisconsin for such purposes. We issued shares of our common stock to WARF and its affiliate, WiCell Research Institute, Inc., and we agreed to pay to WARF a license fee, royalties based on sales revenues of licensed products on a country-by-country basis including an aggregate minimum annual royalty, and we also may be required to pay up to an aggregate of $3,000,000 in future milestone payments for therapeutics products the first of which potentially could become due starting in 2018 and the last of which potentially could become due starting in 2024. Since 2008 when we acquired our predecessor companies by merger, we have paid WARF approximately $1,006,000 in license fees and royalties for these licenses and approximately $540,000 as reimbursement of WARF's related patent filing and prosecution costs and expenses. The license agreement will terminate as to each country and licensed product upon expiration of the last-to-expire patent covering licensed products in each country, and it is subject to early termination by WARF in the event of certain breaches by us of the license agreement.
Field patent family
Our license agreement with Indiana University Research and Technology Corporation (IURTC) provides us with an exclusive, worldwide license to the Field patent family. This patent family includes seven U.S. patents and patent applications expiring between November 16, 2013 and March 31, 2015 the most significant of which are U.S. Patents Nos. 5,733,727 and 6,399,300, which claim a lineage purification technique to make pure cultures of differentiated cells. These licensed patents cover certain of our iCell products that are made using this purification method. Under the license agreement, IURTC retains the right to use the licensed patent rights for noncommercial, educational and research purposes and they may permit other universities and non-profit research institutes to use the licensed patent rights under appropriate agreements for the same purposes. In addition, the United States government retains certain rights to inventions arising from federally supported research or development. IURTC retains the right to prosecute licensed patent filings worldwide. We are obligated to reimburse IURTC for up to the entire cost and expense of prosecuting and maintaining the licensed patents. With IURTC's consent, we may initiate infringement proceedings. We agreed to pay to IURTC a license fee, royalties including a minimum annual royalty, and we may be required to pay up to an aggregate of $4,000,000 in future milestone payments for therapeutic purposes which potentially could become due during the term of the license agreement. To date we have paid IURTC approximately $343,000 in license fees and royalties and approximately $105,000 as reimbursement of their related patent filing and prosecution costs and expenses. The license agreement will terminate upon the expiration of the last to expire patent within the licensed patent rights, and it is subject to early termination by IURTC in the event of certain breaches by us of the license agreement. U.S. Patent No. 5,733,727 expires on March 31, 2015, and U.S. Patent No. 6,399,300 expires on November 16, 2013. While we are not able to apply for exclusivity extensions for these patents and while the expiration of these patents may enable competitors to enhance their purification techniques, we believe that the expiration of these patents will not have a significant impact on our business or our results of operations. The protection afforded by these patents enabled us to develop our purification technique, know-how that we will continue to maintain as a trade secret following the expiration of these patents.
Yamanaka patent estate
Our license agreement with iPS Academia Japan (iPS AJ) provides us with a non-exclusive, worldwide, research use only license to basic patent rights filed by Yamanaka. This patent estate includes 39 U.S. and foreign patents and patent applications expiring between 2026 and 2029 the most significant of which so far is U.S. Patent No. 8,048,999, which covers the Yamanaka set of reprogramming factors. These licensed patents cover our MyCell product, the work that we are to do for CIRM and future iCell products when made from iPSCs made using episomal reprogramming. We agreed to pay to iPS AJ a license fee and royalties including a minimum annual maintenance fee. To date we have paid iPS AJ approximately

$351,000 in license fees and royalties. The license agreement will terminate upon the expiration of the last to expire patent within the licensed patents, and it is subject to early termination by iPS AJ in the event of certain breaches by us of the license agreement.
In addition to our portfolio of patents and patent rights, we maintain many of our techniques, protocols and procedures as trade secrets. The documents embodying such techniques, protocols and procedures were all developed as a part of our QMS and new product introduction (NPI) system and are company trade secrets and are maintained as such. All manufacturing is performed using tested trade secret-protected manufacturing protocols. We take all appropriate measures to ensure that we maintain the protection of these materials as trade secrets.
Our manufacturing
We have established a commercial manufacturing pipeline that enables the large-scale creation of new iPSC lines and the differentiation of these lines into our iCell products at industrial scale.
iPSC derivation
We have assembled deep expertise in the iPSC field, and this expertise has been brought to bear on the development of high-throughput methods to manufacture new iPSC lines to rigorous quality standards. Our proprietary method to derive new iPSC lines generates pristine “footprint-free” iPSC lines, and we believe has become one of the preferred reprogramming methods by the general stem cell community. We have optimized and automated this technique so that we can derive high-quality iPSC lines in high-throughput using a standard blood draw that can be collected at any doctor's office or clinic visit. Our overall method enables the derivation of literally thousands of iPS lines in parallel per year, and is easily scalable.
Manufacture of differentiated cells
To manufacture differentiated cells, we have built two dedicated manufacturing suites totaling approximately 2,000 square feet of space, with additional space available on-site if required. Within these two suites, products are manufactured on a rotating schedule with priority determined by market forecast. The current capacity of the labs is approximately 70 billion iPSCs/month, as well as the simultaneous manufacturing of two of the following differentiated cell types at a given time: iCell Cardiomyocytes (30 billion/month), iCell Endothelial Cells (20 billion/month), iCell Neurons (30 billion/month) and iCell Hepatocytes (20 billion/month). Should market demand exceed our current capacity limits, the manufacturing productivity can be increased readily through the build-out of additional space or by improved manufacturing techniques that increase unit manufacturing output.
Quality management system
A critical component of our technology platform is the strength of our QMS. As a company that manufactures products for the research market, we chose to use concepts from International Organization for Standardization (ISO) 9001 when developing our core quality system. We believe firmly that the research market today will give rise to a robust and valuable clinical therapeutics market in the future. To manufacture products in that future market, a quality system which is capable of generating FDA cGMP compliant products will be required. Therefore, we also incorporated elements of cGMP in our core QMS. As a result, our QMS is an innovative blend of guidance from both the ISO and cGMP that offers us the unique perspective of a tools manufacturer with an eye towards the future manufacture of clinical grade products.

New product introduction system
Our NPI system is a key component of our overall quality system, and a critical scientific and corporate control point for our activities. Our NPI system allows us to maintain a disciplined focus on our stated product development priorities, and to track the progress of these projects relative to time and budget. This organizing paradigm also offers a set of formulas, templates, Standard Operation Procedures (SOPs), guidelines and milestones that dramatically increase the likelihood that projects are completed as scheduled, and that the outcome of those projects meets the true market requirement for the new product. Each step of the process is carefully recorded in a requirements and specifications document that often exceeds 50 pages for a single product.
Customers
We had 128 different customers in 2012.  Our recent customers include biopharmaceutical companies, contract research organizations, academic researchers and government agencies.  In 2012 we sold our products to 31 biopharmaceutical firms including 18 of the top 20 biopharmaceutical companies.  Researchers at 50 different academic institutions around the world purchased iCell products.  In total, our cells have been used in research that has led to 27 peer-reviewed publications.  Our customers also include 15 contract research organizations and 22 biotechnology firms.
During 2011 and 2012, three of our large biopharmaceutical customers individually accounted for greater than 10% of our total revenue in one or both years. Eli Lilly and Company (Lilly) accounted for 10% of total revenue in 2011 and 18% of total revenue in 2012. Hoffmann-La Roche Inc. (Roche) accounted for 13% of total revenue in 2011 and GSK accounted for 11% of our total revenue in 2012. During the three months ended March 31, 2013, Lilly and AstraZeneca UK Limited (AstraZeneca) each accounted for 16% of our total revenue.
Under the terms of our Center of Excellence Agreement with Lilly, Lilly has agreed to order a minimum number of units of iCell products each quarter through the fourth quarter of 2014 at a predetermined price for that year. If Lilly fails to order the minimum number of units, we may choose a commercial iCell type for the shortfall and invoice Lilly for the same. Through December 31, 2014, we will also reprogram a specified number of donor samples provided by Lilly, and we will invoice Lilly for these MyCell products according to predetermined pricing tiers. The agreement also includes both periodic payments related to meetings and milestone payments related to decisions of a joint steering committee and the custom development of two different cell types. As of December 31, 2012 and March 31, 2013, our contract with Lilly had nine remaining milestones with associated payments totaling $475,000 that are accounted for under the milestone method. Of these milestones, $225,000 are attributable to achievement of certain research results in 2013, while $250,000 are attributable to achievement of certain research results prior to the end of 2014. If the specified results or timing of results are not achieved, the milestone payments will not be made. From the inception of this contract through December 31, 2012, we sent invoices of $125,000 for milestones achieved. For the three months ended March 31, 2012, we did not send invoices for any milestones.
Under the terms of our Center of Excellence Agreement with AstraZeneca, AstraZeneca has agreed to order a minimum number of units of commercial iCell products, at a predetermined price, prior to December 3, 2013. If AstraZeneca fails to order the minimum number of units, we may invoice AstraZeneca for the shortfall. During the term, we will reprogram donor samples and will invoice AstraZeneca for any such MyCell products. In addition, AstraZeneca has agreed to provide us with payments upon the achievement of certain milestones related to our attempts to develop, manufacture and commercially release a custom cell type. If such cells are successfully developed and commercially launched, then AstraZeneca may purchase such cells, at a mutually agreed upon price, during the term of the agreement and for a period of 18 months thereafter.

Our initial commercial sales of iCell Cardiomyocytes and related maintenance media to Roche, and certain of Roche's affiliates, were made under the terms of a supply agreement at predetermined pricing tiers and were not subject to minimum purchase provisions. These initial sales of iCell Cardiomyocytes under these terms were completed August 31, 2012. Our 2011 revenues included revenue from Roche for work under the terms of two collaborative research agreements that in both cases was not subject to minimum purchase provisions. The work under one agreement was completed in 2011, and the work under the other agreement was completed in 2012.
Our initial commercial sales of iCell Cardiomyocytes and related maintenance media to GSK were made under the terms of a supply agreement at predetermined pricing tiers and were not subject to minimum purchase provisions. These initial sales of iCell Cardiomyocytes under these terms were completed May 18, 2012.
Following the completion of these supply contracts, these customers have continued to purchase our products.
Commercial sales and marketing
We are focused on developing and producing human cell-based products that meet our customers' needs. We have built a full service commercial team responsible for working closely with customers to determine their product needs, and that also works closely with our product development, process development and manufacturing teams to develop and deliver on those needs. Currently, we have 25 employees who are responsible for commercial and business development activities.
Distribution channels
We cover our three core markets with a mixture of direct sales, business development efforts and third party distributors. We directly sell our current iCell products and MyCell products in the United States, Europe and the rest of the world except for Japan, where we use a distributor. In April 2011, we appointed iPS Academia Japan, Inc. (iPSAJ) to distribute and sell, on a non-exclusive basis, iCell Cardiomyocytes and iCell Cardiomyocytes maintenance media in Japan.  We provide iPSAJ with a predetermined pricing tier.  Either party may terminate the agreement upon 30 days written notice to the other party. In June 2012, we entered into a Supply and Distribution Agreement with Life Technologies Corporation (LTC).  Under the agreement, Essential 8 Medium is manufactured and distributed by LTC under our semi-exclusive license to manufacture Essential 8 Medium from WARF. LTC is the primary supplier of Essential 8 Medium to us and is the exclusive distributor of Essential 8 Medium to customers throughout the world. The agreement terminates upon the later of 15 years from the effective date or the expiration of the WARF license to Essential 8 Medium, and the agreement is subject to early termination by us in the event of certain breaches of the agreement by LTC.
Competitive landscape
Currently, our iCell and MyCell products face competition from “home-brew,” other pluripotent cell manufacturers and existing cell models.
Home-brew
Currently multiple government, academic and industrial research labs attempt to utilize iPSC technology to make their own stem cell lines and to differentiate them into terminal tissue cells. These labs tend to be small and have not invested in the personnel, industrial capacity, quality control and assurance systems, and intellectual property to permit production of standardized human cells in sufficient quantity, quality and purity.

Other pluripotent cell manufacturers
Some other companies have either announced an interest in or begun to market products based on pluripotent stem cell technology. These companies include Axiogenesis AG, Cellectis, General Electric Co., Life Technologies Corporation, Lonza Group Ltd. and Sigma-Aldrich. These companies have either chosen to base their offerings on human embryonic stem cell technologies or have failed to manufacture cells in comparable quantity, quality or purity as us. We believe that to succeed in the markets for standardized human cells, a manufacturer must:

•	Demonstrate a track record of manufacturing one or more human cell types in large-scale volume and under tight industrial control;

•	Demonstrate a track record in developing and manufacturing iPSCs from easily obtainable human samples such as blood;

•	Build a product development organization which has a demonstrated track record of developing differentiated cell types from all three germ layers;

•	Build a product development organization which has skill in the genetic engineering of iPSCs; and

•	Assemble the intellectual property portfolio necessary provide to customers full freedom to operate when using the company's products.
We do not believe that any other company has made the investment in and executed on these key requirements. We are unaware of any competitor whose product offerings equal our iCell and MyCell products in quality, quantity and purity.
Existing cell models
Currently donated human cells (both from cadavers and living donors), animal cells and immortalized cell lines are available for sale from various companies. This market is highly fragmented with multiple suppliers of each cell type. We believe that standardized human cells will rapidly replace these existing cell types.

Government regulation
We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including obligations to seek informed consent from donors for the use of their blood and other tissue. In the United States, human subjects research that is conducted, funded or otherwise supported by a federal department or agency is subject to laws and certain regulations that embody the Federal Policy for the Protection of Human Research Subjects. In addition, any federal department or agency which takes appropriate administrative action can also subject certain human subjects research to certain regulations that embody the Federal Policy for the Protection of Human Research Subjects. When we participate in human subjects research such as research involving our collection of donor tissue samples for reprogramming into iPSCs where the resulting information may allow for the identification of the donor and the research is supported by a federal department (for example, NIH funded research) or we participate in a research activity that is subject to the regulation of a particular federal agency (for example, Investigational New Drug requirements administered by the U.S. Food and Drug Administration (FDA)), the conduct of the research must comply with the relevant Federal Policy for the Protection of Human Research Subjects regulations, which require review and approval by an institutional review board (IRB) operating in accordance with the pertinent requirements of the regulations. Our collaborations with customers in the United Kingdom may involve research activities that are subject to the U.K. Human Tissue Act of 2004 (HTA) such that our customer may be required to be licensed under the HTA for such activities and/or any tissue samples must be collected by our customer in the United Kingdom under donor informed consent procedures and provided to us in accordance with the requirements of the HTA. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. When we engage in business in markets in countries other than the United States, we may become subject to foreign laws and regulations relating to human subjects research and other laws and regulations that are often more restrictive than those in the United States.
Our products are currently labeled and sold to biopharmaceutical companies, government research institutions, academic and nonprofit research institutions, clinical research organizations and stem cell banks for research purposes only, and not for therapeutic procedures or any use in humans. As research use only products, they are not subject to regulation as biological products or drugs by the FDA or comparable agencies of other countries. However, if we change the labeling of our products in the future to include therapeutic applications, our products or related applications could be subject to the FDA's pre- and post-market regulations. For example, if we wish to label and market our products for use in performing cell therapy or regenerative medicine, such as tissue engineering or organ replacement, we would need to comply with relevant FDA regulations and might need to obtain FDA pre-market clearance or approval. See "Risk factors—Risks related to our business and strategy."
Employees
As of March 31, 2013, we had 115 full-time and part-time employees worldwide, of which 56 work in research and development, 13 work in general and administrative, 20 work in production and 26 work in sales and marketing.
None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We believe that our current relationship with our employees is good.
Facilities
Our principal executive offices are located in Madison, Wisconsin, where we occupy approximately 29,000 square feet of office and lab space under a lease that expires in December 2018. We also occupy approximately 1,900 square feet of office and lab space in Novato, California under a lease that expires in September 2013. However, we intend to exercise our option to renew this lease for an additional term of four years. We believe that our properties are generally suitable to meet our needs for the foreseeable future. However, we will continue to seek additional space as needed to satisfy our growth.
Legal proceedings
From time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business. We are not currently a party to any material legal proceedings.

Management
Directors and executive officers
Our directors and executive officers as of March 31, 2013 are as follows:

Name	Age	Position

Robert J. Palay	57	Founder, Chief Executive Officer and Chairman of the Board

Thomas M. Palay, Ph.D.	60	Founder, President and Vice Chairman of the Board

Emile F. Nuwaysir, Ph.D.	44	Vice President – Research & Development, Manufacturing, and Quality Systems and Chief Operating Officer

Christopher Parker	48	Vice President – Sales, Marketing and Business Development and Chief Commercial Officer

Nicholas J. Seay	62	Vice President and Chief Technology Officer

David S. Snyder	52	Executive Vice President and Chief Financial Officer

Michael E. Falk	46	Director

Kenneth C. Hunt(1)(2)(3)	63	Director

Craig T. January, MD, Ph.D.	65	Founder and Director

Leonard Loventhal(2)(3)	53	Director

Gregory J. Lynch*	44	Director

Stanley D. Rose, Ph.D.	57	Director

Sheli Z. Rosenberg(1)(2)	71	Director

James A. Thomson, VMD, Ph.D.	54	Founder, Chief Scientific Officer and Director

Michael J. Van Handel(1)(3)	53	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and governance committee
*    Mr. Lynch has resigned as a director, effective as of the consummation of this offering.

Officers
Robert J. Palay. Mr. Palay is one of our founders and has served as Chairman of the Board and as Chief Executive Officer since 2007. Mr. Palay previously served as chairman of the board and chief executive officer of each of our predecessors from their founding until 2008. He also co-founded NimbleGen Systems, Inc., a molecular biology tools company, and served as its chairman of the board from 1999 to 2007 and as its chief executive officer from 1999 to 2000. Since their inception, Mr. Palay has served as a manager of the general partner or manager of each of the various Tactics II entities, which are private investment vehicles and are among our principal shareholders. He received a A.B., magna cum laude, from Harvard College, an M.M. from the J.L. Kellogg Graduate School of Management and a J.D. from the Northwestern University School of Law. Mr. Palay was selected to serve on our board of directors by

Tactics II Stem Cell Ventures LP and Tactics II Stem Cell Ventures (QP) LP, pursuant to our Fifth Amended and Restated Shareholder Agreement. Mr. Palay has been selected to serve on our board of directors due to his in-depth understanding of our business and operating experience with business startups.
Thomas M. Palay, Ph.D. Dr. Palay is one of our founders and has served as Vice Chairman of the Board and as President since 2007. Dr. Palay previously served as vice chairman of the board and president of each of our predecessors from their founding until 2008. He also co-founded NimbleGen Systems, Inc. and served as its vice chairman of the board, vice president and chief operating officer from 1999 to 2007. Since their inception, Dr. Palay has served as a manager of the general partner or manager of each of the Tactics II entities. Dr. Palay joined the faculty of the University of Wisconsin Law School in 1980. He retired as the Foley & Lardner–Bascom Professor of Law in 2010. Dr. Palay received a B.A., summa cum laude, from Tufts University, a J.D. from the University of Pennsylvania and a Ph.D. from the University of Pennsylvania. Dr. Palay was selected to serve on our board of directors by Tactics II Ventures Limited Partnership, pursuant to our Fifth Amended and Restated Shareholder Agreement. Dr. Palay has been selected to serve on our board of directors due to his in-depth understanding of our business, operating experience with business startups and experience in academia.
Emile F. Nuwaysir, Ph.D. Dr. Nuwaysir has served as our Vice President of Research and Development, Manufacturing and Quality Systems and as the Chief Operating Officer since 2008. He is a founder and has served as director of Invenra, a Wisconsin-based early stage company developing technology for biopharmaceutical discovery, since its inception in 2011. He previously served as senior vice president of program management at Roche NimbleGen from 2007 to 2008. Prior to this, he was vice president of business development at NimbleGen Systems, Inc. from 2003 to 2007 and held various scientific and managerial roles at NimbleGen Systems, Inc. from 2000 to 2003, including molecular research and development group leader and senior manager of technical and client services. Prior to NimbleGen Systems, Inc., he held a Postdoctoral Fellowship with the National Institute of Environmental Health Sciences within the National Institutes of Health, a postdoctoral fellowship at the University of North Carolina-Chapel Hill and a research position at EI DuPont de Nemours Stine-Haskell Laboratory. He earned his B.A. from the University of Delaware and his Ph.D. in Molecular and Environmental Toxicology with a focus in Oncology from the University of Wisconsin-Madison in the McArdle Laboratory for Cancer Research.
Christopher Parker. Mr. Parker has served as our Vice President of Sales, Marketing and Business Development and our Chief Commercial Officer since 2008. He previously served as chief commercial officer of Stem Cell Products, Inc. from 2007 to 2009 and as vice president of Affymetrix, Inc. from 1998 to 2007, where he managed sales and marketing for the global pharmaceutical business unit. He also served on the drug discovery services team at Amersham Pharmacia Biotech Inc. and conducted research in molecular and cellular biology in the Department of Human Oncology at the University of Wisconsin-Madison for over a decade. He received a B.A. from the University of Wisconsin–Madison.
Nicholas J. Seay. Mr. Seay has served as our Vice President and Chief Technology Officer since 2007. Representing WARF from 1985 to 2005, Mr. Seay successfully established its human embryonic stem cell intellectual property portfolio. Mr. Seay has served on the board of directors of Epic Systems Corporation since 1983 and BellBrook Laboratories LLC since 2001. Prior to joining our company, from 1989 to 2005, he advised biotechnology companies and worked on significant technologies at Quarles and Brady LLP, specializing in intellectual property law. Mr. Seay earned a B.S. from Cornell University and a J.D. from George Washington University Law School.
David S. Snyder. Mr. Snyder has served as our Executive Vice President and our Chief Financial Officer since 2008. He has served as director of Invenra since 2012. He has also served on the Board of Trustees of Ottawa University since 2012. He previously served as senior vice president of finance, site vice president and chief financial officer of Roche NimbleGen from 2007 to 2008. From 2006 to 2007, he served as vice president and chief financial officer of NimbleGen Systems, Inc. Mr. Snyder served as chief financial officer of The Cobalt Group, Inc., a publicly-traded internet software company, from 2000 to 2001, and of Strategic Hotel Capital, LLC, a real estate company, from 1997 to 2000. Mr. Snyder received a B.A., summa cum laude, from Ottawa University and an MBA with high honors from Harvard Business School, where he was designated a George Fisher Baker Scholar.
Directors
Michael E. Falk. Mr. Falk has served on our board of directors since 2010 and as general counsel for WARF, the patent management and licensing organization for the University of Wisconsin-Madison, since 2007. At WARF, Mr. Falk oversees the legal and intellectual property professionals and is part of WARF’s executive management team. He also serves on the foundation’s investment risk committee. Before joining WARF, Mr. Falk practiced as a patent litigator with Foley & Lardner LLP. He received a B.A. from Columbia University and a J.D., an MBA and a MS in microbiology from the University of Wisconsin-Madison. Mr. Falk was selected to serve on our board of directors by WARF, pursuant to our Fifth Amended and Restated Shareholder Agreement. Mr. Falk has been selected to serve on our board of directors due to his sophisticated knowledge of intellectual property law and, specifically, patent management.
Kenneth C. Hunt. Mr. Hunt has served on our board of directors since 2009. He has also served as senior vice president, general counsel and secretary of ManpowerGroup Inc., a world leader in the employment services industry, from 2008 until January 2013. Prior to joining ManpowerGroup, Mr. Hunt was a shareholder at Godfrey & Kahn, S.C. from 1981 to 2007. He received a degree in Aerospace Engineering from the University of Michigan and a J.D., with distinction, from Duke University Law School. Mr. Hunt was selected to serve on our board of directors by the holders of a majority of our outstanding shares of Series A Preferred Stock, pursuant to our Fifth Amended and Restated Shareholder Agreement. Mr. Hunt has been selected to serve on our board of directors due to his extensive experience in corporate governance and securities regulation, including experience as general counsel of a public company.
Craig T. January, MD, Ph.D. Dr. January is one of our founders and has served on our board of directors since 2008. Since 1981, he has served as a practicing cardiologist and, since 1995, a professor in the Department of Medicine in the Division of Cardiovascular Medicine at the University of Wisconsin-Madison, School of Medicine and Public Health. Dr. January has consulted to multiple large and small pharmaceutical companies and was one of the first scientists to stably express hERG potassium channels in a human cell system. He received an MD and a Ph.D. in Physiology and Biophysics from the University of Iowa. Dr. January was selected to serve on our board of directors by Dong Chen, January Family, LLC, Kamp Family, LLC and Igor I. Slukvin, pursuant to our Fifth Amended and Restated Shareholder Agreement. Dr. January has been selected to serve on our board of directors due to his understanding of our business, practical experience in life sciences consulting and specialized knowledge of cardiovascular medicine.
Leonard Loventhal. Mr. Loventhal has served on our board of directors since 2011. Since 2012, he has served as president and chief investment officer for 1922 Investment Company LLC, an investment office for the Daniel F. Pritzker family interests. Mr. Loventhal is vice president of the general partner of Sixth Floor Investors LP, and a founder; Sixth Floor Investors LP is an entity whose beneficial interests are owned by the Daniel F. Pritzker family. Mr. Loventhal received a B.A. in Economics from Tufts University, magna cum laude, and received a Masters in Management and J.D. from Northwestern University. Mr. Loventhal has been advising wealthy individuals and families and qualified institutional buyers on investment, financial, tax and legal issues since 1985. Mr. Loventhal was selected to serve on our board of directors by Sixth Floor Investors LP, pursuant to our Fifth Amended and Restated Shareholder Agreement. Mr. Loventhal has been selected to serve on our board of directors due to his investment experience in public and private companies and his experience with strategic direction and risk management. Mr. Loventhal has been an active investor in public and private companies for more than 15 years. His investment activities give him a broad perspective on macroeconomics trends and developments which could affect our financial performance. His education as an attorney and experience in investments gives insights to the board of directors in its strategic direction and risk management.
Gregory J. Lynch. Mr. Lynch has served on our board of directors since 2009. At Michael Best & Friedrich LLP, Mr. Lynch led the venture capital practice from 2005 to 2010 and the corporate group from 2010 to the present. Mr. Lynch has over 15 years' experience advising high-growth companies on strategic financing, operational and corporate governance matters from start-up through sale or initial public offering. He received a BSBA in Finance and Economics from Creighton University and J.D. from the University of Iowa, where he achieved Order of the Coif distinction. Mr. Lynch was selected to serve on our board of directors by Dr. James A. Thomson, pursuant to our Fifth Amended and Restated Shareholder Agreement. Mr. Lynch has been selected to serve on our board of directors due to his experience with corporate governance and fiduciary obligations of publicly traded companies.
Stanley D. Rose, Ph.D. Dr. Rose has served on our board of directors since 2009. Dr. Rose has served as president of Rose Ventures, Inc., a Wisconsin-based firm that provides consulting services and makes investments in life science tool companies, since its founding in 2008. Dr. Rose has served as president and chief executive officer of Transplant Genomics Inc. since March 2013, as a director of Invenra since 2012 and as a director since 2009 and as chief commercial officer since 2011 of Nabsys, a portfolio company of Point Judith Capital. He also served as president, chief executive officer and a member of the board of directors of NimbleGen Systems, Inc. from 2003 to 2007, continuing on until 2008 as chief executive officer of Roche NimbleGen following Roche's acquisition of NimbleGen Systems, Inc. in 2007. Prior to NimbleGen Systems, Inc., Dr. Rose co-founded Genetic MicroSystems, a microarray instruments company, in 1997. Dr. Rose received a B.A. from Cornell University and a Ph.D. in Biology from the Massachusetts Institute of Technology. Dr. Rose was selected to serve on our board of directors by the holders of a majority of our outstanding shares of Series A Preferred Stock, pursuant to our Fifth Amended and Restated Shareholder Agreement. Dr. Rose has been selected to serve on our board of directors due to his prior positions of leadership and business experience in the life sciences industry.
Sheli Z. Rosenberg. Ms. Rosenberg has served on our board of directors since March 2013. Ms. Rosenberg joined Skadden, Arps, Slate, Meagher & Flom LLP as Of Counsel in 2011. She previously served as a director of Equity Residential from 2008 to 2010, of CVS Caremark Corporation from 2008 to 2010 and of Avis Budget Group, Inc. from 2008 to 2009. She was the Vice Chairman of Equity Group Investments, LLC, an investment company, from 2000 to 2003 and its President and Chief Executive Officer from 1999 to 2000. From 1994 to 1999, Ms. Rosenberg served as President, Chief Executive Officer and a director of Equity Group Investments, Inc., an owner, manager and financier of real estate and corporations. She was also a principal in the law firm of Rosenberg & Liebentritt, P.C. from 1980 to 1997. Ms. Rosenberg is currently a director of Equity Life Style Properties, Nanosphere, Inc., Strategic Hotels & Resorts, Inc., and Ventas, Inc. Ms. Rosenberg is the co-founder and former President of the Center for Executive Women at the Kellogg School of Management, and she was an Adjunct Professor at Northwestern University's J.L. Kellogg Graduate School of Business from 2003 to 2007. Ms. Rosenberg was selected to serve on our board of directors by the holders of a majority of our outstanding shares of Series B Preferred Stock, pursuant to our Fifth Amended and Restated Shareholder Agreement. Ms. Rosenberg has been selected to serve on our board of directors due to her prior business positions and experience as a director.
James A. Thomson, VMD, Ph.D. Dr. Thomson is one of our founders and has served as our Chief Scientific Officer and as a member of our board of directors since 2007. He received a VMD and a Ph.D. from the University of Pennsylvania. He is a member of the National Academy of Sciences, and has served as the Director of Regenerative Biology at the Morgridge Institute for Research since 2008 and as the John D. MacArthur Professor of Anatomy at the University of Wisconsin-Madison since 2003. Dr. Thomson’s derivation of human ES cells was featured as Science Magazine’s “Scientific Breakthrough of the year” in 1999, and work from Dr. Thomson’s laboratory has been cited in TIME Magazine's “Top 10 Discoveries of the Year” on three separate occasions, including the isolation of human ES cells (1998, #1), the isolation of human iPS cells (2007, #1) and the collaborative mapping of the human epigenome

(2009, #2). He was featured on the cover of TIME Magazine’s “America’s Best in Science and Medicine” in 2001, and in 2007 was named one of TIME Magazine’s “100 Most Influential People in the World.” Dr. Thomson has published over 150 scientific, peer-reviewed papers and has been an inventor on 30 issued patents. Dr. Thomson designated himself to serve on our board of directors, pursuant to our Fifth Amended and Restated Shareholder Agreement. Dr. Thomson has been selected to serve on our board of directors due to his understanding of our business and his seminal work and international recognition in the stem cell field.
Michael J. Van Handel. Mr. Van Handel has served on our board of directors since 2010. He has also served on the board of directors of the Milwaukee Youth Symphony Orchestra since 2005 and BMO Financial Corp. since 2011. He previously served on the board of directors of Harris Financial Corp. from 2006 to 2011. Mr. Van Handel has served as a vice president, since 1991, and the chief financial officer, since 1998, of ManpowerGroup Inc. Mr. Van Handel received a B.S. in Accounting from Marquette University and an MBA in Banking and Finance from the University of Wisconsin. Mr. Van Handel was selected to by the unanimous vote of our directors in office at the time of his election to our board of directors. Mr. Van Handel has been selected to serve on our board of directors due to his experience as a director and executive officer of several public companies.
Election of officers
Our executive officers are elected by, and serve at the discretion of, our board of directors. Mr. Robert J. Palay and Dr. Thomas M. Palay are brothers. There are no other family relationships among any of our directors or executive officers.
Board composition
Our board of directors currently consists of eleven members, and our amended and restated bylaws to be effective upon the closing of this offering provide that we shall have such number of directors as determined from time to time by a resolution of the board of directors then in office.
Director independence
Under the listing requirements and rules of the NASDAQ Stock Market LLC (NASDAQ) independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering, and each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent as well. Under the listing rules of NASDAQ, a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that the director has no material relationship with that company, either directly or as a partner, shareholder or officer of an organization that has a relationship with that company.
In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act). To satisfy the independence requirement of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.
Similarly, following the effectiveness of this registration statement, the members of our compensation committee must satisfy the NASDAQ independence requirements. To satisfy these requirements, a member of the compensation committee of a listed company may not, other than in his or her capacity as a member of the board of directors or of a board committee, accept any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Falk, Mr. Hunt, Mr. January, Mr. Loventhal, Ms. Rosenberg and Mr. Van Handel are “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the listing requirements and rules of NASDAQ. Our board of directors has also determined that Mr. Hunt, Ms. Rosenberg and Mr. Van Handel, who comprise our audit committee, Mr. Hunt, Mr. Loventhal and Ms. Rosenberg, who comprise our compensation committee, and Mr. Hunt, Mr. Loventhal and Mr. Van Handel, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC and NASDAQ rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant, including the beneficial ownership of our capital stock by each non-employee director.
Board committees
Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit committee
Our audit committee is comprised of Mr. Hunt, Ms. Rosenberg and Mr. Van Handel, each of whom satisfies the independence requirements under the NASDAQ listing standards and Rule 10A-3 of the Exchange Act. Mr. Van Handel is the chairman of our audit committee, is our audit committee financial expert, as that term is defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses the requisite financial sophistication, as defined under the applicable rules and regulations of NASDAQ. The audit committee operates under a written charter, which will be effective upon the completion of this offering. Under its charter, our audit committee will be responsible for, among other things:

•	overseeing accounting and financial reporting process;

•	selecting, retaining and replacing independent auditors and evaluating their qualifications, independence and performance;

•	reviewing and approving scope of the annual audit and audit fees;

•	monitoring rotation of partners of independent auditors on engagement team as required by law;

•	discussing with management and independent auditors the results of annual audit and review of quarterly financial statements;

•	reviewing adequacy and effectiveness of internal control policies and procedures;

•	approving retention of independent auditors to perform any proposed permissible non-audit services;

•	overseeing internal audit functions and annually reviewing audit committee charter and committee performance; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation committee
Our compensation committee is comprised of Mr. Hunt, who is the chair of the committee, Mr. Loventhal and Ms. Rosenberg. Each member of this committee will be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Under its charter, our compensation committee will be responsible for, among other things:

•	retaining or obtaining the advice of a compensation consultant, legal counsel or other adviser, including ones that are not independent;

•
determining cash compensation and cash compensation plans, including incentive compensation, amounts and terms of stock option or other equity awards, and terms of any agreements concerning employment, compensation or employment termination matters;

•
reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers and evaluating their performance in light of those goals and objectives;

•
monitor the application of retirement and other fringe benefit plans for the Chief Executive Officer, President and other executive officers, periodically review succession plans for the Chief Executive Officer, President and other executive officers and act on behalf of the board of directors with respect to welfare plans and employee retirement;

•	administering the issuance of stock options and other awards under our equity incentive plans;

•	establishing, administering and certifying attainment of performance goals in order to comply with Section 162(m) of the Internal Revenue Code as the committee deems appropriate;

•	reviewing and recommending disclosures and providing reports for our annual proxy statement;

•	periodically reporting to the board of directors regarding the committee’s activities; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee, including compliance with its charter.
To avoid violations of Section 162(m) requirements because not all members of the compensation committee are outside directors, as defined under the Internal Revenue Code, we have created a compensation subcommittee. Mr. Loventhal and Ms. Rosenberg, each of whom are outside directors, comprise the subcommittee. The compensation subcommittee is responsible for approving performance-based compensation, if any, permitted by the compensation committee’s charter.

Nominating and governance committee
Our nominating and governance committee is comprised of Mr. Hunt, who is the chair of the committee, Mr. Loventhal and Mr. Van Handel. Under the nominating and corporate governance committee charter to be effective upon the completion of this offering, the nominating and governance committee will be responsible for, among other things:

•	identifying new candidates and making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors;

•	periodically reviewing the compensation arrangements in effect for the non-management members of the board of directors;

•	overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters; and

•	reviewing and evaluating, at least bi-annually, the performance of the nominating and governance committee, including compliance with its charter.
Our board of directors has determined that each member of our nominating and governance committee is independent within the meaning of the independent director guidelines of the NASDAQ Stock Market LLC.
Compensation committee interlocks and insider participation
During the last completed fiscal year, our board of directors did not have a separately designated compensation committee. As members of our board of directors, Mr. Palay and Drs. Palay and Thomson participated in executive officer compensation discussions.
One of our directors who is a member of our compensation committee, Mr. Hunt, previously served as one of our officers until March 24, 2011. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of ethics
We have adopted a Code of Ethics that applies to all of our employees, officers and directors. We intend to disclose future amendments to certain provisions of our Code of Ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

Executive compensation
Summary compensation table for fiscal year 2012
This section provides compensation information about the following individuals:

•	Robert J. Palay, our Chief Executive Officer (CEO) and Chairman of the Board

•	Dr. Thomas M. Palay, our President and Vice Chairman of the Board

•	Dr. Emile F. Nuwaysir, our Vice President and Chief Operating Officer (COO)

•	Christopher Parker, our Vice President and Chief Commercial Officer
In the discussion below, we refer to this group of executives as the named executive officers. This group includes the executive officers for whom disclosure is required under the applicable rules of the Securities and Exchange Commission (SEC).
The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2012.

Name and principal position	Salary ($)	Stock options ($) (1)	Bonus ($)	All other compensation ($) (2)	Total ($)
Robert J. Palay, Chief Executive Officer and Chairman	475,000	—	—	—	475,000
Dr. Thomas M. Palay, President and Vice Chairman	475,000	—	—	—	475,000
Dr. Emile F. Nuwaysir, Vice President and Chief Operating Officer	350,000	—	50,000	500	400,500
Christopher Parker, Vice President and Chief Commercial Officer	325,000	63,000	10,000	500	398,500
(1)
For a discussion of the valuation assumptions used to value the options for financial reporting purposes, see note 7 to our financial statements included elsewhere in this prospectus regarding stock compensation. These amounts reflect our expense for these awards calculated in accordance with FASB ASC Topic 718 and do not correspond to the actual value that may be recognized by the named executive officers.

(2)	Represents company matching contributions to 401(k) accounts.
Employment or severance agreements
We have employment agreements with all of our named executive officers. In 2008, we entered into employment agreements with all of our named executive officers whereby we agreed to employ each executive and they, in turn, agreed to certain nondisclosure and non-solicitation restrictions for our benefit. The agreements also provide that the named executive officers will receive a base salary and may be eligible for annual bonuses.

The employment agreement we entered into in 2008 with each of Mr. Robert Palay, Dr. Thomas Palay and Mr. Parker does not contain any severance protection in the event his employment is terminated. We have entered into new employment agreements with Mr. Palay and Dr. Palay, which will become effective upon the consummation of this offering.

The employment agreement we entered into with Dr. Nuwaysir in 2008 does provide for severance benefits in the event his employment is terminated, either by us other than for “cause” or by him for “good reason,” if the termination occurs within the one-year period following a “change in control” of the Company. The severance benefit is equal to his annual base salary and the target bonus amount for the calendar year of the termination, both payable within 30 days of the termination, conditioned upon his execution of a release for our benefit.
Outstanding equity awards at fiscal year-end for fiscal year 2012
The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2012:

Option awards
Name	Number of securities underlying unexercised options (#) exercisable (1), (2)	Number of securities underlying unexercised options (#) unexercisable (3)	Option exercise price ($)	Option expiration date

Robert J. Palay	153,847 16,667	— 44,872	6.44 12.68	1/29/2020 12/20/2021
Dr. Thomas M. Palay	153,847 16,667	— 44,872	6.44 12.68	1/29/2020 12/20/2021
Dr. Emile F. Nuwaysir	51,283 42,304 20,193 16,667	— 14,107 15,705 44,872	6.14 6.44 6.73 12.68	12/8/2018 1/29/2020 10/18/2020 12/20/2021
Christopher Parker	51,283 30,766 6,945 —	— 10,260 18,697 15,385	6.14 6.44 12.68 12.68	12/8/2018 1/29/2020 12/20/2021 11/1/2022
(1)
While all options in this table are immediately exercisable, to the extent they are listed in the “unexercisable” column, the option only entitles the executive to purchase shares of restricted stock. Thus, to the extent that the relevant vesting requirements are not yet met for each award, the options are over restricted stock. All shares of options have been granted as incentive stock options and entitle the executive to purchase shares of our common stock. Under the option award agreements, if an executive exercises the option before the shares vest, the executive would be purchasing shares of restricted stock. The executive is not entitled to vote any of the restricted shares, but instead, is required to execute a proxy appointing an agent designated by our board of directors to vote the restricted shares. An executive is entitled to receive dividends on the restricted shares. If an executive terminates employment while holding restricted shares, the participant will generally forfeit the restricted shares. Under the option award agreements, an executive is required to sign a shareholders agreement with respect to the shares he purchases upon exercising the option. The substantive provisions of the shareholders agreement will terminate upon the consummation of the offering and it is anticipated that we will waive the requirement for an executive to sign such a shareholders agreement upon exercising the options after the offering consummates. All options in this table have a 10 year term.

(2)	Options shown in this column include amounts that vested as of January 1, 2013.
(3)	Options shown in this column continue to vest on a monthly basis at 1/48 of the full award until the fourth anniversary of the date of grant, at which time they will be fully vested.
All stock options granted to our executive officers in 2012 were granted at exercise prices at or above the fair market value of our common stock on the date of grant as determined by independent appraisals obtained at the compensation committee's direction. All of the options granted in 2012 are subject to a four-year vesting schedule.
Compensation changes for 2013
In 2013, we increased the annual base salaries of Dr. Nuwaysir and Mr. Parker to $375,000 effective upon the consummation of this offering. No increases were made to the base salaries of Mr. Palay and Dr. Palay for 2013.
We have adopted an annual cash bonus program effective upon the consummation of this offering for 2013. The compensation committee has established performance objectives and corresponding bonus opportunities for the executive officers for fiscal 2013 performance under this program. The target awards established under this program for Mr. Palay and Dr. Palay are equal to 40% of their annual base salary and for Dr. Nuwaysir and Mr. Parker, the target bonus awards are equal to 35% of their annual base salary.

We have approved option grants to our executive officers effective upon the consummation of this offering under the 2013 equity incentive plan described below. The stock options will vest over a period of four years, with the first 25% vesting on the one-year anniversary of the initial public offering and the remainder vesting on a monthly basis until the fourth anniversary of the consummation of this offering. The number of shares subject to options to be granted to each of Mr. Palay and Dr. Palay is 150,000 and to each of Dr. Nuwaysir and Mr. Parker is 57,436.
We have entered into new employment agreements with Mr. Palay and Dr. Palay, which will become effective upon the consummation of this offering. Each employment agreement has similar provisions. Pursuant to the employment agreements, Mr. Palay and Dr. Palay have agreed to certain confidentiality, non-competition and non-solicitation restrictions for our benefit. Under the employment agreements, we agree to pay each a base salary of $475,000 (with an annual opportunity for increase), that each shall be eligible for an annual target bonus and to reimburse them for premiums paid for health insurance coverage for themselves and their families. The agreement also provides that they are eligible for equity awards and will participate in certain other welfare and retirement benefits, all at a level comparable to our other senior executives. We further agree to reimburse each for their legal fees incurred in connection with negotiating the agreements and the review and negotiation of related documents. While each agreement ends December 31, 2015, each agreement is automatically renewed annually unless 90-day written notice is provided by us or the executive. The agreements provide for severance benefits in the event the executive's employment is terminated, either by us other than for “cause” or by him for “good reason”, due to disability, or in the event we decide not to renew the employment agreement. The severance benefit is, in general, equal to two times the sum of (i) the executive's then annual base salary, (ii) the target bonus amount for the calendar year of the termination, and (iii) the cost of monthly health insurance premiums for one year. In addition, the executive is entitled to a prorated annual bonus for the year of termination and accelerated vesting of all equity awards granted during or prior to 2013, with all stock options to remain exercisable for five years from the date of termination if termination occurs during the first two years of the agreement, or three years if the date of termination occurs thereafter. In no event, however, will an option expire later than its original term. If such a termination occurs within one year after a change in control, or if we terminate an executive's employment in the 90-day period prior to a change in control, the severance benefit would be a three times benefit instead of a two times benefit, but only if the termination occurs during the first three years of the agreement. Thereafter, it reverts to a two times benefit. The previously described severance benefits are payable within 60 days of an employment termination and are conditioned upon the executive executing, and not revoking, a release for our benefit.

Employee benefit plans
The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.
2008 equity incentive plan
Our board of directors adopted our 2008 equity incentive plan in 2008 and the plan was most recently amended and restated in October of 2012. Employees, directors and consultants are eligible for an award under the plan. Effective upon the offering's consummation, no further awards will be authorized under the plan.
Administration — The 2008 equity incentive plan is administered by a committee appointed by our board of directors for such purpose. If at any time no such committee is appointed, the plan will be administered by our board of directors. As plan administrator, such committee (or board of directors) has full and exclusive power to interpret the plan, to determine which employees, directors and consultants participate in the plan, to grant waivers of award restrictions, to determine the provisions of award agreements and to adopt such rules, regulations and guidelines for carrying out the plan as it may deem necessary or proper.
Authorized shares — Awards available under the plan include grants of stock options, shares, restricted stock or restricted stock units pursuant to such terms, conditions, performance requirements and limitations as the administrator may establish in order to fulfill the plan objectives. Subject to certain adjustments, the number of shares of our common stock that may be issued for awards during the plan's term is 2,087,898, all of which may be in the form of incentive stock options. Shares issued pursuant to awards under the plan that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the plan.
Participants — If the employment of a participant terminates, or service to us by any non-employee participant terminates, other than due to death or disability of such participant, all unvested awards held by such participant (except as otherwise provided in the related award agreement) will immediately terminate, and all options to the extent over vested shares but unexercised will terminate 90 days after such termination of employment or service and will be exercisable during the 90 day period, unless the award agreement provides otherwise. Notwithstanding the foregoing, if a participant's termination of employment or services is a termination for cause, as defined in the plan, to the extent any award is not effectively exercised or has not vested prior to such termination, it will lapse or be forfeited immediately upon such termination. However, in all events, an option will not be exercisable after the end of its term as set forth in the related award agreement. In addition, in the event that a participant terminates employment as an employee but becomes a consultant or vice versa, the participant's options will not expire by virtue of such change in status.
If the employment of a participant terminates, or service to us by any non-employee participant terminates, due to death or following a participant's disability, all unvested awards then held by the participant (except as otherwise provided in the related award agreement) will become vested, and all unexercised options will terminate one year after such termination of employment or service, and will be exercisable during the one-year period, unless the award agreement provides otherwise. However, in all events, an option will not be exercisable after the end of its term as set forth in the related award agreement.
Plan amendment, termination — Our board of directors may, at any time, amend or terminate the plan. However, no amendment or termination may, in the absence of written consent to the change by the affected plan participant, adversely affect the rights of the participant or beneficiary under any award granted under the plan prior to the date such amendment is adopted. In addition, no amendment for which shareholder approval is necessary under tax, securities or any other applicable law, may be made without the approval of our shareholders.
Combinations — In the event of any change in our outstanding common stock by reason of a stock split, stock dividend, recapitalization, merger, consolidation, combination or exchange of shares or similar event, the administrator shall adjust proportionally the number of shares of common stock reserved under the plan, the number of shares subject to outstanding awards and the exercise price applicable to each option.
In the event that we merge or consolidate with another corporation or entity or in the event of a sale or disposition of all or substantially all of our assets to another entity, the plan administrator has the authority to waive remaining restrictions and vesting requirements on awards, convert outstanding options or restricted stock units into cash, convert the awards into a right to receive securities (including options) of another entity, and/or shorten the exercise period for outstanding options after giving the participants written notice such that all outstanding options must be exercised within a set period from the date of such notice.
2013 equity incentive plan
Our board of directors plans to adopt, subject to shareholder approval, a new 2013 equity incentive plan, which will become effective after board of directors and shareholder approval. The following is a description of the material features and provisions of our 2013 equity incentive plan.
Objectives — Our 2013 equity incentive plan permits us to provide compensation alternatives such as stock options, restricted stock awards, restricted stock unit awards, deferred stock awards and performance share awards, using or based on our common stock.
Administration and eligibility — The 2013 equity incentive plan will be administered by our compensation committee. The compensation committee will have full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 equity incentive plan.
 Authorized shares — We have reserved 831,659 shares of our common stock for the issuance of awards under the 2013 equity incentive plan, which may be treasury stock or authorized but unissued stock. On January 1 of each of 2014, 2015, 2016 and 2017, the number of shares reserved under the plan will increase by 4% of our outstanding shares as of December 31 of the immediately preceding fiscal year.
Awards — The 2013 equity incentive plan allows awards of options, restricted stock, restricted stock unit awards, deferred stock awards and performance share awards.
Stock options awarded under the 2013 equity incentive plan may not have an exercise price that is less than the fair market value of the common stock on the date of the option grant. The term of each option granted under the 2013 equity incentive plan will not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and, subject to the provisions of the 2013 equity incentive plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.
Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever vesting conditions it determines to be appropriate. Restricted stock that does not vest is subject to forfeiture. Restricted stock unit awards are units entitling the recipient to receive shares of stock upon the lapse of vesting conditions, and subject to such restrictions and other conditions, as the compensation committee shall determine.
Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine.
Performance share awards are units entitling the recipient to receive shares of stock upon the attainment of specified performance goals, and subject to such restrictions and conditions, as the compensation committee shall determine.
Persons holding unexercised options, restricted stock units, or deferred stock have no rights as shareholders with respect to such options, restricted stock units, or deferred stock. Except as otherwise provided by the committee, no dividends, distributions, or dividend equivalents will be made with respect to options, restricted stock units, or deferred stock.

The compensation committee will determine the number of shares of restricted stock, restricted stock unit awards, deferred stock awards or performance share awards granted to a participant under the 2013 equity incentive plan.
Participants — If the employment of a participant terminates, or service to us by any non-employee participant terminates, other than due to the participants' death or disability or certain terminations following a change of control, all unvested awards held by such participant (except as otherwise provided in the related award agreement) will immediately terminate. Vested option awards, to the extent unexercised, will terminate 90 days after a participant's termination of employment or service and will be exercisable during the 90-day period, unless the award agreement provides otherwise.
All awards, to the extent vested but unexercised, will terminate one year after such termination of employment or service, and will be exercisable during the one-year period, unless otherwise determined by the committee.
If the employment of a participant terminates, or service to us by any non-employee participant terminates, due to death or following a participant's disability, all unvested awards then held by the participant (except as otherwise provided in the related award agreement) will become vested, and all option awards to the extent vested but unexercised will terminate one year after such termination of employment or service, and will be exercisable during the one-year period, unless the award agreement provides otherwise.
Notwithstanding the foregoing, if a participant's termination of employment or services is a termination for cause, as defined in the plan, to the extent any award is not effectively exercised or has not vested prior to such termination, it will lapse or be forfeited immediately upon such termination. In all events, an award will not be exercisable after the end of its term as set forth in the related award agreement.
Plan amendment, termination — Our board of directors may, at any time, amend or terminate the plan. However, no amendment or termination may, in the absence of written consent to the change by the affected plan participant, adversely affect the rights of the participant or beneficiary under any award granted under the plan prior to the date such amendment is adopted. In addition, no amendment may increase the number of shares of our common stock that may be delivered pursuant to awards under the plan without the approval of our shareholders, except for certain adjustments as set forth in the plan.
Combinations — In the event of any change in our outstanding common stock by reason of a stock split, stock dividend, combination of shares, recapitalization, merger, consolidation or similar event, the committee shall adjust proportionally the number of common stock shares reserved under the plan, the number of shares subject to outstanding awards, and the exercise price applicable to each option. In the event of a merger, consolidation, or reorganization with another corporation where we are not the surviving corporation, or a transaction in which we cease to be publicly traded, the committee shall, subject to the approval of our board or the board of any corporation assuming our obligations, either substitute the award with a similar award from the surviving corporation or cancel the award and pay its value to the participant.
Change in control — If, within twelve months following the date on which we experience a change in control, a participant's employment terminates without cause, including a voluntary termination of employment for good reason, all unvested awards then held by the participant will become vested, except as otherwise determined by the committee or when an award is subject to a performance goal. When an award is subject to achievement of a performance goal, the achievement of the performance goal will be deemed satisfied at target performance level upon a change in control and the award will continue to vest based upon the time-based service vesting criteria, if any, contained in the award, except as may otherwise determined by the committee. Furthermore, for awards subject to a performance goal, if, within twelve months following the date on which we experience a change in control, a participant's employment is terminated without cause, including a voluntary termination employment for good reason, then any time-based service vesting criteria will be deemed satisfied upon the termination, except as otherwise determined by the committee.

Registration of shares on Form S-8
We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2008 equity incentive plan and the 2013 equity incentive plan.
401(k) plan
We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, as amended from time to time (the Code), or a 401(k) plan. Employees who are at least 21 years of age are generally eligible to participate and may enter the plan on the first day of any month. Participants may make pre-tax contributions or Roth 401(k) contributions up to the maximum limit established by the Code. Each participant is fully vested in his or her contributions and the investment earnings on those contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. The plan allows for Company matching contributions, but does not require them. Our total contribution to the plan in 2012 was $48,000. Participants must generally be employed on the last day of the plan year and have completed one thousand hours of service to be eligible for and vest in a matching contribution by us. Pretax contributions to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Roth 401(k) contributions are taxable to each participant, but withdrawals are generally not subject to tax.
2012 director compensation table
Non-employee directors did not receive any cash or equity compensation in 2012 in their capacities as directors. However, as described below under "Related Party Transactions—Transactions and relationships with certain individuals," certain of our non-employee directors received cash consulting fees in 2012. Cash payments to our directors in the table below were for their consulting services.

Name	All other compensation ($)	Total ($)
Michael E. Falk	—	—
Kenneth C. Hunt	—	—
Craig T. January, MD, Ph.D.	64,000	64,000
Leonard Loventhal	—	—
Gregory J. Lynch	—	—
Stanley D. Rose, Ph.D.	—	—
James A. Thomson, VMD, Ph.D.	150,000	150,000
Michael J. Van Handel	—	—
Although no options were awarded to non-employee directors in 2012, the table below shows the aggregate numbers of shares subject to option awards (exercisable and unexercisable) held as of December 31, 2012 by the non-employee directors:

Name	Options outstanding as of December 31, 2012
Michael E. Falk	—
Kenneth C. Hunt	14,872
Craig T. January, MD, Ph.D.	40,001
Leonard Loventhal	14,359
Gregory J. Lynch	14,359
Stanley D. Rose, Ph.D.	34,872
James A. Thomson, VMD, Ph.D.	215,387
Michael J. Van Handel	10,257
While all options in this table are immediately exercisable, such options only entitle the director to purchase shares of restricted stock to the extent that the relevant vesting requirements are not yet met for each award. The options generally are subject to a four year vesting schedule.
All of the above listed option grants were made to the non-employee directors prior to 2012, specifically Mr. Hunt, Mr. Lynch, Dr. Rose, Dr. January and Mr. Loventhal have each received for their board of directors service option awards as a one-time inducement grant, an equity grant in lieu of cash and a direct equity grant (for a total of 14,359 option awards each). Mr. Van Handel received for his board of directors service option awards as a one-time inducement grant, an equity grant in lieu of cash and a direct equity grant (for a total of 10,257 option awards). Mr. Hunt received option awards for service as compensation committee chair and corporate governance committee chair. Dr. Rose, Dr. January and Dr. Thomson have received additional option awards as compensation for consulting services provided to us. Dr. Thomson has also received additional option awards for transferring intellectual property to us and for agreeing to certain non-competition restrictions.
Changes to director compensation for 2013

We have adopted a new director compensation policy for our non-employee directors, to become effective upon the consummation of this offering for service for periods beginning on or after January 1, 2013. Under the director compensation policy, our non-employee directors will receive a $40,000 annual cash retainer. For service on a committee of the board, a non-employee director will receive an additional annual cash retainer as follows: $7,500 for audit and compensation committee members and $5,000 for nominating and governance committee members. In lieu of the annual cash retainer for committee participation, each non-employee director serving as a chair of a board committee shall receive the following annual cash retainer: $25,000 for audit and compensation committee chairs and $15,000 for the nominating and governance committee chairs. Each non-employee director will also receive an annual grant of an option to purchase 10,327 shares which will vest monthly over a one-year period from the date of grant. The first grant of options under this policy will be made effective upon the consummation of this offering. Future grants are expected to be made on the same date as our annual meeting. Prorated option grants will be made for partial years of service. Dr. Thomson will not participate in the new director compensation policy for 2013, but he will receive a separate option grant effective on the consummation of this offering, as described below under "Related party transactions—Transactions and relationships with certain individuals."

Limitations of liability and indemnification
Our amended and restated bylaws, to be effective upon the consummation of this offering, will provide that we will indemnify our directors, officers and employees to the fullest extent permitted by the Wisconsin Business Corporation Law (WBCL).
If the WBCL is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the WBCL, as so amended. Our amended and restated articles of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under the WBCL. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers and employees to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification that will be required in our amended and restated bylaws, prior to the consummation of this offering, we will have entered into indemnification agreements with each of the individuals then serving on our board of directors. These agreements will provide for the indemnification of our directors to the fullest extent permitted by law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated bylaws to be effective upon the consummation of this offering may discourage shareholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and certain employees pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Related party transactions
In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Executive Compensation,” the following is a description of transactions since January 1, 2009 to which we have been a party, in which the amount involved exceeded or will exceed $120,000 within any fiscal year and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them had or will have a direct or indirect material interest.
Sales of securities
Series A preferred stock financing
In July 2009, we sold an additional aggregate of 1,051,284 shares of our Series A preferred stock at the purchase price of $9.75 per share, for an aggregate purchase price of $10,250,000.
Immediately prior to the consummation of this offering, we expect all outstanding shares of our Series A preferred stock will be converted into shares of common stock on a one-for-one basis. We have no ongoing obligations under the Series A preferred stock purchase agreement.
Series B preferred stock financing
In January 2010, we sold an aggregate of 3,205,133 shares of our Series B preferred stock at a purchase price of $12.68 per share, for an aggregate purchase price of $40,625,000.
In April 2011, we sold an additional aggregate of 2,045,366 shares of our Series B preferred stock at a purchase price of $12.68 per share, for an aggregate purchase price of $25,925,000.
In November 2012, we sold an additional 1,462,854 shares of our Series B preferred stock at a purchase price of $12.68 per share, for an aggregate purchase price of $18,542,000.
Immediately prior to the consummation of this offering, we expect all outstanding shares of our Series B preferred stock will be converted into shares of common stock on a one-for-one basis. We have no ongoing obligations under the Series B preferred stock purchase agreement.
The following table summarizes purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock from us since January 1, 2009.

Name of shareholder	July 2009 Series A	January 2010 Series B	April 2011 Series B	November 2012 Series B

James A. Thomson(1)	25,642	25,642	—	—

Tactics II Ventures Limited Partnership(2)	—	102,565	—	—

Tactics II Stem Cell Ventures (QP) LP(3)	781,035	702,931	—	—

Tactics II Stem Cell Ventures LP(4)	244,607	220,147	—	—

Sixth Floor Investors LP(5)	—	788,955	788,955	473,373

EGI-Fund (08-10) Investors, L.L.C. and EGI-Fund (11-13) Investors, L.L.C. (6)	—	394,478	394,478	153,189

Tactics II-CDI Series B Investors, LLC(7)	—	970,415	—	—

Tactics II-CDI Series B Investors II, LLC(8)	—	—	861,933	—

Tactics II-CDI Series B Investors III, LLC(9)	—	—	—	836,292

Total shares	1,051,284	3,205,133	2,045,366	1,462,854

(1)	James A. Thomson is one of our founders and is a member of our board of directors.

(2)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II Ventures Limited Partnership. Each is a member of and an investor in Tactics II General Partner LLC, which is the general partner of Tactics II Ventures Management Limited Partnership, which is the general partner of and an investor in Tactics II Ventures Limited Partnership. Each also is a manager of Tactics II General Partner LLC. Kenneth C. Hunt, a member of our board of directors, is a limited partner of and an investor in Tactics II Ventures Limited Partnership.

(3)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II Stem Cell Ventures (QP) LP. Each is a member of and an investor in Tactics II SC General Partner LLC, which is the general partner of and an investor in Tactics II Stem Cell Ventures (QP) LP. Each also is a manager of Tactics II SC General Partner LLC. Each of James A. Thomson, Kenneth C. Hunt and Stanley D. Rose, each of whom is a member of our board of directors and also is a member of and an investor in Tactics II SC General Partner LLC. Sheli Z. Rosenberg is a limited partner of and an investor in Tactics II Stem Cell Ventures (QP) LP.

(4)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II Stem Cell Ventures LP. Each is a member of and an investor in Tactics II SC General Partner LLC, which is the general partner of and an investor in Tactics II Stem Cell Ventures LP. Each is an investor in a limited liability company, which is a limited partner of and an investor in Tactics II Stem Cell Ventures LP. Each also is a manager of Tactics II SC General Partner LLC. Each of James A. Thomson, Kenneth C. Hunt and Stanley D. Rose is a member of and an investor in Tactics II SC General Partner LLC. Kenneth C. Hunt is an investor in a general partnership, which is a limited partner of and an investor in Tactics II Stem Cell Ventures LP. Stanley D. Rose is a limited partner of and an investor in Tactics II Stem Cell Ventures LP. A trust for the benefit of Michael J. Van Handel, a member of our board of directors, and his wife is a limited partner of and an investor in Tactics II Stem Cell Ventures LP.

(5)	Leonard Loventhal is a member of our board of directors and an officer of 8-26-22 GP LLC, the general partner of Sixth Floor Investors LP.

(6)
EGI-Fund (08-10) Investors, L.L.C. (“EGI 08-10”) is a Delaware limited liability company. EGI-Fund (11-13) Investors, L.L.C. (“EGI 11-13”) is a Delaware limited liability company. The non-member manager of EGI 08-10 and managing member of EGI 11-13 is Chai Trust Company, LLC, an Illinois limited liability company.

(7)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Each is an investor in a limited liability company, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Each also is a manager of Tactics II-CDI Series B Manager, LLC. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors, LLC. He is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Stanley D. Rose is a member of and an investor in Tactics II-CDI Series B Investors, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors, LLC.

(8)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors II, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager II, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Each is an investor in a limited liability company, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Each also is a manager of Tactics II-CDI Series B Manager II, LLC. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors II, LLC. He is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Stanley D. Rose is a member of and investor in Tactics II-CDI Series B Investors II, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors II, LLC.

(9)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors III, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager III, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors III, LLC. Each is an investor in a limited liability company, which is a member of and investor in Tactics II-CDI Series B Investors III, LLC. Each also is a manager of Tactics II-CDI Series B Manager III, LLC. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors III, LLC and is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors III, LLC. Stanley D. Rose is a member of and investor in Tactics II-CDI Series B Investors III, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors III, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors III, LLC.

Credit agreement and warrant issuances
On June 27, 2013, we entered into the Credit Agreement. Sixth Floor Investors LP, the administrative agent under the Credit Agreement and certain of the Lenders, including Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC, Tactics II-CDI Series B Investors III, LLC and Nicholas J. Seay are existing shareholders of the Company or officers of the Company. Prior to entering into the Credit Agreement with the Lenders, the Company received proposed terms for debt arrangements on substantially similar terms from third-party financing sources. The transaction was approved by the disinterested members of our board of directors.

As of June 28, 2013, entities affiliated with Tactics II owned approximately 56.4% of our stock, and Sixth Floor Investors LP owned approximately 17.1% of our stock. In connection with $12.0 million incurred under Tranche 1 of the Credit Agreement, each of the Lenders received a promissory note and a warrant to purchase shares of our Series B preferred stock at an exercise price equal to the initial public offering price, which will convert into a warrant to purchase an equal number of shares of common stock immediately prior to the consummation of this offering. We have the right to incur an additional $8.0 million of loans under Tranche 2, provided that a Qualifying Equity Offering has occurred. If we incur the Tranche 2 loans, then we will issue additional warrants in connection with that incurrence.

The following table summarizes the principal amount of loans and the shares issuable pursuant to warrants held by our executive officers, directors and holders of more than 5% of our capital stock in respect of loans outstanding under the Credit Agreement.

Name	Principal amount of loan(6)	Warrant shares(6)
Sixth Floor Investors LP(1)	$11,581,867	27,413
Tactics II-CDI Series B Investors, LLC(2)	95,320	226
Tactics II-CDI Series B Investors II, LLC(3)	88,862	211
Tactics II-CDI Series B Investors III, LLC(4)	85,085	202
Nicholas J. Seay (5)	28,600	68

(1)	Leonard Loventhal is a member of our board of directors and an officer of 8-26-22 GP LLC, the general partner of Sixth Floor Investors LP.

(2)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Each is an investor in a limited liability company, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Each also is a manager of Tactics II-CDI Series B Manager, LLC; neither has an economic interest in the loans and warrants issued or issuable under the Credit Agreement. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors, LLC. He is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Stanley D. Rose is a member of and an investor in Tactics II-CDI Series B Investors, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors, LLC.

(3)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors II, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager II, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Each is an investor in a limited liability company, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC; neither has an economic interest in the loans and warrants issued or issuable under the Credit Agreement. Each also is a manager of Tactics II-CDI Series B Manager II, LLC. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors II, LLC. He is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Stanley D. Rose is a member of and investor in Tactics II-CDI Series B Investors II, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors II, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors II, LLC.

(4)
Each of Robert J. Palay and Thomas M. Palay is an investor in Tactics II-CDI Series B Investors III, LLC. Each is a member of and an investor in Tactics II-CDI Series B Manager III, LLC, which is a member of and an investor in Tactics II-CDI Series B Investors III, LLC; neither has an economic interest in the loans and warrants issued or issuable under the Credit Agreement. Each is an investor in a limited liability company, which is a member of and investor in Tactics II-CDI Series B Investors III, LLC. Each also is a manager of Tactics II-CDI Series B Manager III, LLC. Kenneth C. Hunt is an investor in Tactics II-CDI Series B Investors III, LLC and is an investor in a general partnership, which is a member of and an investor in Tactics II-CDI Series B Investors III, LLC. Stanley D. Rose is a member of and investor in Tactics II-CDI Series B Investors III, LLC. A trust for the benefit of Michael J. Van Handel and his wife is a member of and an investor in Tactics II-CDI Series B Investors III, LLC. Sheli Z. Rosenberg is a member of and an investor in Tactics II-CDI Series B Investors III, LLC.

(5)    Nicholas J. Seay is our Vice President and Chief Technology Officer.

(6)
This table does not reflect the $8.0 million of Tranche 2 loans available for future borrowing or the related warrants. See "Management's discussion and analysis—Liquidity and capital resources—Financing activities."

Transactions and relationships with certain individuals
Consulting agreement with Dr. James A. Thomson
We entered into a Consulting Agreement with Dr. Thomson dated December 19, 2008. Under the consulting agreement, Dr. Thomson has agreed to provide and has provided us with advice and assistance regarding our research, experimental and development activities and other services as we and Dr. Thomson from time to time agree. Dr. Thomson also has agreed to assign to us any inventions that he develops during the term of the consulting agreement and while working at our facilities as a consultant for us or while using certain of our assets. Under the consulting agreement, we paid Dr. Thomson a total of $150,000 for each of 2010, 2011 and 2012 and we expect to pay up to approximately this amount under the agreement for each year that the consulting agreement remains in effect. Dr.

Thomson is one of our founders and a member of our board of directors. In connection with his service on our board of directors and as a consultant for us, and under our 2008 Equity Incentive Plan, as amended, we also issued Dr. Thomson 25,642 options in December 2008, 128,206 options in October 2010 and 61,539 options in December 2011 at a weighted-average exercise price of $8.39 per share.
We entered into an amendment to the consulting agreement with Dr. Thomson on May 7, 2013. The amended consulting agreement has a term of one year, beginning on the consummation of this offering. This amended consulting agreement amends the services to be provided by Dr. Thomson and includes Dr. Thomson's undertaking to assist us to effect a license or assignment to us of certain intellectual property that he co-invented. In connection with these services and in recognition of his past services to us, under our 2013 Equity Incentive Plan, we have approved the grant to Dr. Thomson of an option to purchase 150,000 shares effective upon the closing of this offering. The option will vest over a four-year period.
Consulting agreement with Dr. Craig T. January
We entered into a Consulting Agreement with Dr. January dated December 19, 2008. The consulting agreement has a term of an indefinite duration that started December 19, 2008 and will continue until we or Dr. January would terminate the agreement upon 14 days' notice of termination given to the other party. Under the consulting agreement, Dr. January has agreed to provide and has provided us with advice and assistance regarding our research, experimental and development activities and other services as we and Dr. January from time to time agree. Dr. January also has agreed to assign to us any inventions that he develops during the term of the consulting agreement and while working as a consultant for us or while using certain of our assets. Under the consulting agreement, we paid Dr. January a total of $62,000 for 2010 and $64,000 for each of 2011 and 2012 and we expect to pay up to similar amounts under the agreement for each year that the consulting agreement remains in effect. In connection with the consulting services, and under our 2008 Equity Incentive Plan, as amended, we also issued an option to purchase 25,642 shares to Dr. January in December 2008 at an exercise price of $6.14 per share.
Consulting agreement with Dr. Stanley D. Rose
We entered into a Consulting Agreement with Dr. Rose dated October 18, 2010. The consulting agreement has a term of an indefinite duration that started October 18, 2010 and will continue until we or Dr. Rose would terminate the agreement upon notice of termination given to the other party. Under the consulting agreement, Dr. Rose has agreed to provide and has provided us with advice and assistance regarding our product and business development activities and other services as our CEO and Dr. Rose from time to time agree. Dr. Rose also has agreed to assign to us any inventions that he develops during the term of the consulting agreement in connection with his provision of consulting services to us or while using certain of our assets. Under the consulting agreement, we paid Dr. Rose a total of $79,222 for 2010 and $16,561 for 2011 and we have paid Dr. Rose a total of $19,500 in the first quarter of 2013 and we expect that our payments to him for 2013 and each later year that the consulting agreement remains in effect will be highly variable. In connection with the consulting services, and under our 2008 Equity Incentive Plan, as amended, we also issued an option to purchase 20,513 shares to Dr. Rose in October 2010 at an exercise price of $6.73 per share.
Amended and restated registration rights agreement
We have entered into a registration rights agreement with certain holders of our capital stock that provides for certain rights relating to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration rights.”
Voting arrangement

We are party to a voting arrangement in our Fifth Amended and Restated Shareholder Agreement. Under the voting arrangement, our shareholders, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting arrangement, Dr. James A. Thomson, the holder of a significant portion of our outstanding shares of stock, has designated Gregory J. Lynch and himself for election to our board of directors. Tactics II Ventures Limited Partnership, the holder of a significant portion of our outstanding shares of stock, has designated Dr. Thomas M. Palay for election to our board of directors. Tactics II Stem Cell Ventures LP and Tactics II Stem Cell Ventures (QP) LP, the holders of a significant portion of our outstanding shares of stock, have designated Robert J. Palay for election to our board of directors. Dong Chen, January Family, LLC, Kamp Family, LLC and Igor I. Slukvin, the holders of a significant portion of our outstanding shares of stock, have designated Dr. Craig T. January for election to our board of directors. WARF, the holder of a significant portion of our outstanding shares of stock, has designated Michael E. Falk for election to our board of directors. The holders of a significant portion of our outstanding Series A preferred shares have designated Dr. Stanley D. Rose and Kenneth C. Hunt for election to our board of directors. The holders of a significant portion of our outstanding Series B preferred shares have designated Leonard Loventhal for election to our board of directors. By unanimous vote of the directors then in office, the foregoing directors have designated Michael J. Van Handel for election to our board of directors.
The holders of at least two thirds of our then outstanding common stock subject to the arrangement (the Requisite Holders), may mutually agree in writing to terminate the arrangement. As of , 2013, the Requisite Holders have agreed to terminate the arrangement upon the closing of this offering.
Indemnification agreements
We have entered into indemnification agreements with each of our directors. The indemnification agreements and our amended and restated bylaws require us to indemnify our directors to the fullest extent permitted by Wisconsin law. For more information regarding these agreements, see “Executive compensation—Limitations of liability and indemnification.”
Policies and procedures for related party transactions
Our board of directors has adopted a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related party transactions. The policy, effective upon the closing of this offering, will cover any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related has a material interest, indebtedness to or from the related party and guarantees of indebtedness or employment of a related party by us. All related party transactions must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.
All related party transactions described in this section occurred prior to the effectiveness of this policy and, therefore, were not subject to the approval and review procedures set forth in the policy. However, these transactions were, and any additional related party transactions will be, reviewed and approved by the disinterested members of our board of directors prior to the completion of this offering.

Other than as described above under this section “Related party transactions,” since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms that we could have obtained in arm’s length dealings with unrelated third parties.

Principal shareholders
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 28, 2013, and as adjusted to reflect the sale of common stock offered by us in our initial public offering for:

•	each shareholder known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission (SEC). Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all of the capital stock that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership is based on 11,880,536 shares of capital stock outstanding at March 31, 2013. For purposes of computing percentage ownership after our initial public offering, we have given effect to the conversion of our Series A and Series B preferred shares into an equivalent number of shares of our common stock. In computing the number of shares of common stock beneficially owned by a person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 31, 2013, all shares of Series B Preferred Stock subject to warrants issued in respect of the Tranche 1 loans under our Credit Agreement held by that person or entity and shares of common stock subject to options granted effective upon the closing of this offering held by that person or entity. In computing the percentage of shares beneficially owned before this offering, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 31, 2013 and all shares of Series B Preferred Stock subject to warrants issued in respect of the Tranche 1 loans under our Credit Agreement held by that person or entity. In computing the percentage of shares beneficially owned after this offering, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 31, 2013, all shares of Series B Preferred Stock subject to warrants issued in respect of the Tranche 1 loans under our Credit Agreement held by that person or entity and shares of common stock subject to options granted effective upon the closing of this offering held by that person or entity. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Cellular Dynamics International, Inc., 525 Science Drive, Madison, Wisconsin 53711.

		Percentages of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering

5% Shareholders
Tactics II Entities(1)	6,697,409	56.4%
Sixth Floor Investors LP(2)	2,078,695	17.5%
EGI-Fund (08-10) Investors, L.L.C. and EGI-Fund (11-13) Investors, L.L.C. (3)	942,144	7.9%

Executive officers and directors
Robert J. Palay(4)	7,062,795	58.4%
Thomas M. Palay, Ph.D.(5)	7,062,795	58.4%
Emile F. Nuwaysir, Ph.D.(6)	262,567	2.2%
Christopher Parker(7)	190,772	1.6%
Nicholas J. Seay(8)	136,648	1.1%
David S. Snyder(9)	176,412	1.5%
Michael E. Falk(10)*	10,327	0.1%
Kenneth C. Hunt(11)*	25,199	0.2%
Craig T. January, MD, Ph.D.(12)	126,655	1.1%
Leonard Loventhal(13)*	24,686	0.2%
Gregory J. Lynch(14)*	14,359	0.1%
Stanley D. Rose, Ph.D.(15)*	45,199	0.4%
Sheli Z. Rosenberg (16)	8,810	0.1%
James A. Thomson, VMD, Ph.D.(17)	1,156,544	9.6%
Michael J. Van Handel(18)*	20,584	0.2%
All executive officers and directors as a group (15 persons)	9,626,943	78.6%
*    Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
This information is based on shares owned by the following Tactics II entities: Tactics II Ventures Limited Partnership, which holds 1,156,334 shares of our common stock including 2,736 shares of common stock issuable pursuant to warrants; Tactics II Stem Cell Ventures (QP) LP, which holds 2,186,896 shares of our common stock; Tactics II Stem Cell Ventures LP, which holds 684,900 shares of our common stock; Tactics II-CDI Series B Investors, LLC, which holds 970,641 shares of our common stock including 226 shares of common stock issuable pursuant to warrants; Tactics II-CDI Series B Investors II, LLC, which holds 862,144 shares of our common stock including 211 shares of common stock issuable pursuant to warrants; and Tactics II-CDI Series B Investors III, LLC, which holds 836,494 shares of our common stock including 202 shares of common stock issuable to warrants. Each of Messrs. Robert J. Palay and Thomas M. Palay share voting and dispositive power over the shares held by the foregoing entities, but each disclaims beneficial ownership of such shares except to the extent that each has a pecuniary interest in 89,854 shares therein.

(2)
Leonard Loventhal is a member of our board of directors and an officer of 8-26-22 GP LLC, the general partner of Sixth Floor Investors LP. Mr. Lewis M. Linn, the manager and president of 8-26-22 GP LLC has sole voting and dispositive power over the shares held by Sixth Floor Investors LP. The business address of each of the foregoing persons is 3555 Timmons Lane, Suite 800, Houston, Texas 77027.

(3)
EGI-Fund (08-10) Investors, L.L.C. (“EGI 08-10”) is a Delaware limited liability company. EGI-Fund (11-13) Investors, L.L.C. (“EGI 11-13”) is a Delaware limited liability company. The non-member manager of EGI 08-10 and managing member of EGI 11-13 is Chai Trust Company, LLC, an Illinois limited liability company that holds voting and dispositive power over the shares held by EGI 08-10 and EGI 11-13. The following individuals are the Senior Managing Directors of Chai Trust

Company, LLC: Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Jon Wasserman and Robert M. Levin. The business address of each of the foregoing entities and persons is c/o Equity Group Investments, Two North Riverside Plaza, Suite 600, Chicago IL 60606.

(4)
Includes 365,386 shares of common stock issuable pursuant to stock options. Also includes 6,697,409 shares held through Tactics II entities, as disclosed in footnote (1), over which Mr. Palay and Dr. Palay share voting and dispositive power but disclaim beneficial ownership of such shares except to the extent that each has a pecuniary interest in 89,854 shares therein.

(5)
Includes 365,386 shares of common stock issuable pursuant to stock options. Also includes 6,697,409 shares held through Tactics II entities, as disclosed in footnote (1), over which Mr. Palay and Dr. Palay share voting and dispositive power but disclaim beneficial ownership of such shares except to the extent that each has a pecuniary interest in 89,854 shares therein.

(6)	Includes 262,567 shares of common stock issuable pursuant to stock options.

(7)	Includes 190,772 shares of common stock issuable pursuant to stock options.

(8)	Includes 68,787 shares of common stock issuable pursuant to stock options and warrants.

(9)	Includes 176,412 shares of common stock issuable pursuant to stock options.

(10)
Includes 10,327 shares of common stock issuable pursuant to stock options. Share ownership disclosed represents Mr. Michael E. Falk's individual ownership and does not include shares held through WARF.

(11)	Includes 25,199 shares of common stock issuable pursuant to stock options.

(12)
Includes 50,328 shares of common stock issuable pursuant to stock options and 76,327 shares of common stock held by the January Family, LLC. Dr. January is the sole manager of the January Family, LLC and has sole voting and investment power of the shares that the LLC owns.

(13)
Includes 24,686 shares of common stock issuable pursuant to stock options. Share ownership represents Mr. Loventhal's individual ownership and does not include shares held through Sixth Floor Investors LP.

(14)	Includes 14,359 shares of common stock issuable pursuant to stock options.

(15)	Includes 45,199 shares of common stock issuable pursuant to stock options.

(16)	Includes 8,810 shares of common stock issuable pursuant to stock options.

(17)	Includes 365,387 shares of common stock issuable pursuant to stock options.

(18)	Includes 20,584 shares of common stock issuable pursuant to stock options.

Description of capital stock
General
Upon the completion of our initial public offering, our authorized capital stock will consist of 100 million shares of common stock, $0.0001 par value per share and 10 million shares of preferred stock, $0.01 par value per share. The following is a description of our capital stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws, as each to be effective prior to the closing of this offering, and certain provisions of Wisconsin law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated articles of incorporation and amended and restated bylaws, copies of which have been or will be filed with the Securities and Exchange Commission (SEC) as exhibits to the registration statement of which this prospectus forms a part.
As of June 28, 2013, and after giving effect to the conversion of all of our outstanding preferred stock into common stock in connection with our initial public offering and the exercise of outstanding warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share immediately prior to the closing of this offering, there were outstanding:

•	shares of our common stock held by approximately shareholders of record;

•	shares issuable upon exercise of outstanding stock options; and

•
28,406 shares of our Series B preferred stock issuable upon the exercise of outstanding warrants issued in connection with our incurrence of debt under Tranche 1 of the Credit Agreement (which we anticipate will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering), at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013 and a term of 10 years.

Common stock
Except as otherwise expressly provided in our amended and restated articles of incorporation or as required by applicable law, all shares of our common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.
Voting rights
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Our amended and restated articles of incorporation and amended and restated bylaws that will be in effect at the closing our initial public offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Cumulative voting for the election of directors will not be provided for in our amended and restated articles of incorporation, which means that a plurality of the shares voted can elect all of the directors then standing for election. Except as provided under the Wisconsin business corporation law or our articles of incorporation and bylaws as described under the heading "—Anti-takeover provisions—Articles of incorporation and bylaws to be in effect upon the closing of this offering", on matters other than election of directors, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.

Dividend rights
The holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.
Liquidation rights
Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally, identically and ratably in all assets remaining, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
No preemptive or similar rights
Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.
Preferred stock
Upon consummation of the offering, we will have no shares of preferred stock outstanding.
Upon the closing of our initial public offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Wisconsin law, to issue up to 10 million shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of March 31, 2013, we had options to purchase 1,615,678 shares of our common stock outstanding pursuant to our 2008 Equity Incentive Plan and no options to purchase shares of our common stock were outstanding pursuant to our 2013 Equity Incentive Plan.
Warrants

As of June 28, 2013, warrants to purchase 28,406 shares of our Series B stock, at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013, were outstanding. We anticipate that those warrants will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering. We anticipate that outstanding warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share will be exercised immediately prior to the closing of this offering.

Registration rights

After this offering, holders of approximately 10,174,680 shares of our common stock and holders of warrants to purchase an aggregate of 28,406 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares and the shares issuable upon exercise of the warrants are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our Fourth Amended and Restated Registration Rights Agreement dated as of November 1, 2012 (the Registration Rights Agreement) and are described in additional detail below.
Demand registration rights
Under the Registration Rights Agreement and at any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price to the public, net of underwriting discounts and commissions, of at least $5.0 million. We will then be obligated to provide the holders of registrable securities with notice of such registration request within 30 days of the request and to use our reasonable best efforts to effect the registration of the registrable securities under the Securities Act. We may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us or it would materially interfere with any material transaction involving us, and we are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration statement pertaining to a public offering of our securities.
Piggyback registration rights
If we register any of our securities for public sale, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, other than with respect to a registration related to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, subject to certain marketing and other limitations.
Form S-3 registration rights
Any holder of registrable securities may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the aggregate price of the public is equal to or would exceed $1.0 million. These shareholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 during the period starting with the filing of and ending on the date six months following the effective date of a registration statement pertaining to a public offering. We are also not obligated to effect any such registration if within 30 days of receipt of the holder’s request, we deliver a certificate executed by the Chairman of our board of directors indicating that we are engaged or have fixed plans to engage within 30 days in a firm commitment underwritten public offering of common stock in which registrable securities holders may include such securities. We may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of our board of directors it would be materially detrimental to us or it would materially interfere with any material transaction involving us.
The registration rights described above will expire, with respect to any particular shareholder, on the fifth anniversary of the effective date of our initial public offering, and on the first date when the holders and affiliates may sell the registrable securities under Rule 144 of the Securities Act during any 90-day period.
Anti-takeover provisions
Articles of incorporation and bylaws to be in effect upon the closing of this offering

Our amended and restated articles of incorporation to be in effect upon the closing of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated articles of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that only our board of directors, Chairman of our board of directors and Vice Chairman of our board of directors may call a special meeting of the shareholders.
Our amended and restated articles of incorporation will require a 75% shareholder vote for amendment, repeal or modification of our amended and restated articles of incorporation and amended and restated bylaws. The combination of the classification of our board of directors, the lack of cumulative voting and the 75% shareholder voting requirements will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Anti-takeover provisions of Wisconsin business corporation law
Business combination statute

We are subject to Sections 180.1140 to 180.1144 of the WBCL, which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested shareholder for a period of three years following the date such person became an interested shareholder, unless before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested shareholder.
We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to such shareholder only if one or more of the following is satisfied:

•	our board of directors approved the acquisition of stock before such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.
In general, Sections 180.1140 to 180.1144 define business combinations between a “resident domestic corporation” and an “interested shareholder” to include the following:

•	a merger or share exchange with an interested shareholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested shareholder;

•
a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested shareholder or affiliate or associate of an interested shareholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; and

•	certain other transactions involving an interested shareholder.
Section 180.1140(8)(a) defines an “interested shareholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.
Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents in Wisconsin. Following the closing of this offering we will be a resident domestic corporation for purposes of these statutory provisions.
Fair price statute
Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

◦
the highest per share price paid for any shares of the same class of common stock of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

◦
the market value per share of the same class of the corporation’s common stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

◦	the highest preferential amount per share of the same class of common stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.
Control share voting restrictions
Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. We will be governed by the provisions of this section upon the closing of this offering because neither our amended and restated articles of incorporation, nor any resolution adopted by our board of directors, to be effective upon the closing of this offering provides or specifies otherwise.
Defensive action restrictions
Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.
Prior to the completion of this offering, we will have more than three independent directors.
Constituency or stakeholder provision
Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.
Transfer agent and registrar
Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.
Listing
We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “ICEL.”

Material United States federal income and estate tax consequences to non-United States holders of our common stock
The following discussion describes the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any estate or gift tax consequences (except to the limited extent provided below under “U.S. federal estate tax”) or any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is for general information only and does not constitute tax advice. This discussion is based on the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS) all as in effect as of the date of this offering. These authorities may change, possibly with retroactive effect, resulting in U.S. federal income and estate tax consequences different from those discussed below. We have not sought, nor do we plan to seek a ruling from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.
This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income and estate tax considerations that may be relevant to a particular non-U.S. holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.
Prospective investors are urged to consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of our common stock, as well as any tax consequences arising under U.S. federal estate and gift tax laws, any state, local or foreign tax laws and any other U.S. federal tax laws.
Definition of non-U.S. holder
For purposes of this discussion (except as otherwise provided in the estate tax discussion), a non-U.S. holder is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “United States Person.” A United States Person is any of the following:

•
an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence test under Section 7701(b) of the Internal Revenue Code;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.
Distribution on our common stock
We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay dividends on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a tax-free return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock but not below zero. Any distribution in excess of a holder’s adjusted basis will be treated as capital gain.
Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a United States trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will generally be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or other applicable form).
Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Gain on disposition of our common stock
A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock (the applicable period).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as United States real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the applicable period.
Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above in this subsection will generally be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of their effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
Gain described in the second bullet point above in this subsection will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.
Gain described in the third bullet point above in this subsection generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply.
U.S. federal estate tax
Any of our common stock that is owned or treated as owned by an individual who is a non-U.S. holder (as defined for estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information reporting and backup withholding
Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of tax, if any, withheld with respect to such dividends. The IRS may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which the non-U.S. holder is resident.
In addition, a non-U.S. holder may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of (including a redemption), shares of our common stock, unless, generally, such holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting and withholding. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares (including a redemption) of our common stock are as follows:

•
If the proceeds are paid to or through the United States office of a broker, they generally will be subject to information reporting requirements and backup withholding tax, unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting and withholding.

•
If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a United States related person), information reporting and backup withholding tax will not apply.

•
If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States related person, they generally will be subject to information reporting (but not to backup withholding tax), unless the broker has documentary evidence in its records that such holder is not a United States person or such holder otherwise establishes an exemption from such reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished by such holder to the IRS.
Withholding under the Foreign Account Tax Compliance Act
Under the Foreign Account Tax Compliance Act (FATCA) and administrative guidance, we or another withholding agent may be required to withhold a generally nonrefundable 30% tax on dividends paid after December 31, 2013 or the gross proceeds of a sale, exchange, redemption or other disposition of our common stock paid after December 31, 2016 to (i) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor and report to the IRS the identity of certain of its accountholders, among other things, and (ii) certain “non-financial foreign entities” unless such entity certifies to us that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner, among other things. Non-U.S. holders are urged to consult their tax advisors regarding the application of this FATCA withholding tax to their investment in our common stock and the potential certification, compliance, due diligence, reporting and withholding obligations to which they may become subject in order to avoid this withholding tax.

Shares eligible for future sale
Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.
Upon the completion of this offering, based on the number of shares outstanding as of June 28, 2013, we will have shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these outstanding shares, all shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, except that shares of common stock held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.
The remaining shares of common stock outstanding after this offering will be deemed restricted because of securities laws, the registration rights agreement or lock-up agreements, as described below. Following the expiration of the lock-up period, up to an additional shares of common stock will be eligible for sale in the public market, of which are held by directors and executive officers and will be subject to volume limitations under Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. In addition, shares of common stock that are subject to outstanding options as of March 31, 2013 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration.
Lock-up agreements
In connection with this offering, each of our officers, directors and substantially all of our shareholders, who together hold substantially all of our outstanding stock and stock options, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock or any securities exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC or us, as applicable. For additional information, see “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described above, within any three month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information and holding period provisions of Rule 144. Subject to the lock-up agreements described above, Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, must wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
Registration rights
Upon the closing of this offering, certain holders of shares of our common stock and warrants to purchase shares of our common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares would cause the shares to become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration rights” for additional information.
Stock options
As of March 31, 2013, options to purchase 1,615,678 shares of our common stock were outstanding.
We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the shares of common stock subject to options outstanding or issued or reserved for issuance under our 2008 Equity Incentive Plan and 2013 Equity Inventive Plan. We expect to file this registration statement as soon as practicable after this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the lock-up agreements described above.
Warrants

As of June 28, 2013, warrants to purchase 28,406 shares of our Series B stock, at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013, were outstanding. We anticipate that those warrants will convert into warrants to purchase an equal number of shares of common stock immediately prior to the consummation of this offering. We anticipate that outstanding warrants to purchase 8,208 shares of common stock at an exercise price of $0.10 per share will be exercised immediately prior to the closing of this offering.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Cowen and Company, LLC
Leerink Swann LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $ . We have agreed to reimburse the underwriters for expenses related to clearing of this offering with the Financial Regulatory Authority (FINRA) in an amount up to $ . Such reimbursement is deemed to be underwriting compensation by FINRA.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares offered by this prospectus to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. In addition, certain of our existing shareholders, certain affiliates, certain partners of selected existing shareholders and our directors have indicated an interest in purchasing shares of our common stock in this offering at the initial public offering price. We have requested the underwriters to allocate shares in this offering to the investors. However, because indications of interest are not binding or commitments to purchase, these persons or entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not purchase any shares in this offering. It is not currently anticipated that the aggregate purchase price of the shares to be purchased by these investors and the directors, officers, employees and other related persons described in in this offering will exceed $10.0 million

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (SEC) a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our 2008 Equity Incentive Plan and our 2013 Equity Incentive Plan.
Our directors and executive officers, and substantially all of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “ICEL.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a 'Relevant Member State), from and including the date on which the European Union Prospectus Directive (the EU Prospectus Directive) was implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ''offer of securities to the public'' in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters
Godfrey & Kahn, S.C., Milwaukee, Wisconsin, will pass upon the validity of the shares of common stock offered hereby. Shareholders of Godfrey & Kahn, S.C. have a beneficial interest in 132,855 of our shares. Simpson Thacher & Bartlett LLP, New York, New York, will represent the underwriters.
Experts
The financial statements as of December 31, 2011 and 2012, and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock offered hereby, please refer to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

The accompanying financial statements give effect to a 1 for 9.75 reverse stock split of the common stock of Cellular Dynamics International, Inc. which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1 for 9.75 reverse stock split of the common stock of Cellular Dynamics International, Inc. described in Note 1 to the financial statements, assuming that from February 25, 2013 to the date of such completion, no other material events have occurred that would affect the accompanying financial statements or disclosures therein.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 28, 2013

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
Cellular Dynamics International, Inc.
Madison, Wisconsin
We have audited the accompanying balance sheets of Cellular Dynamics International, Inc. (the "Company") as of December 31, 2011 and 2012, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Cellular Dynamics International, Inc. as of December 31, 2011 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 25, 2013
( as to the effects for the 1 for 9.75 reverse stock split described in Note 1)

Cellular Dynamics International, Inc.
Balance sheets
	December 31,	December 31,	March 31,	Pro Forma March 31,
(Dollars in thousands, except per share amounts)	2011	2012	2013	2013
				(See Note 2)
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$36,729	$33,900	$28,488	$28,489
Accounts receivable	923	2,658	1,898
Inventories	2,725	2,381	2,483
Prepaid expenses and other assets	340	662	1,544
Total current assets	40,717	39,601	34,413
Property and equipment, net	1,827	873	777
Goodwill	6,817	6,817	6,817
Intangible assets, net	2,153	4,195	4,270
Other assets	10	10	10
Total	$51,524	$51,496	$46,287

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$1,122	$1,035	$1,754
Accrued liabilities	1,542	1,830	1,523
Deferred revenue	334	570	526
Current maturities of long-term debt	434	336	338
Total current liabilities	3,432	3,771	4,141
Long-term debt, less current portion	1,070	734	636
Commitments and contingencies (Note 9)
Shareholders' equity:
Series A Convertible preferred stock, $0.01 par value — authorized, 28,413,291 shares at December 31, 2011 and 2012 and at March 31,2013 ; issued and outstanding, 2,914,187 shares at December 31, 2011 and 2012 and at March 31, 2013; no shares issued and outstanding pro forma	28,191	28,191	28,191	—
Series B Convertible preferred stock, $0.01 par value — authorized, 54,326,920 shares at December 31, 2011, 70,512,809 at December 31, 2012 and March 31, 2013; issued and outstanding, 5,572,000 shares at December 31, 2011, 7,232,092 at December 31, 2012 and March 31, 2013; no shares issued and outstanding pro forma	70,428	91,413	91,413	—
Common stock, $0.0001 par value — authorized, 116,972,736 shares at December 31, 2011 and 135,715,623 at December 31, 2012 and March 31, 2013; issued and outstanding, 1,713,346 shares at December 31, 2011, 1,733,642 shares at December 31, 2012 and 1,734,257 shares at March 31, 2013; 11,888,564 shares issued and outstanding pro forma	—	—	—	1
Additional paid-in-capital	8,203	9,451	9,656	129,260
Accumulated deficit	(59,800)	(82,064)	(87,750)	(87,750)
Total shareholders’ equity	47,022	46,991	41,510
Total	$51,524	$51,496	$46,287

See notes to financial statements.

Cellular Dynamics International, Inc.
Statements of operations
	Year ended		Three months ended
	December 31,	December 31,	March 31,	March 31,
(Dollars in thousands, except per share data)	2011	2012	2012	2013
			(unaudited)
Revenues:
Product sales	$1,460	$5,178	$643	$1,754
Collaborations, partnerships and other revenues	1,137	1,404	503	636
Total revenues	2,597	6,582	1,146	2,390

Costs and expenses:
Cost of product sales	727	2,089	143	577
Research and development	13,660	14,301	3,058	3,856
Sales and marketing	3,031	4,398	914	1,527
General and administrative	6,482	8,024	1,819	2,109
Total costs and expenses	23,900	28,812	5,934	8,069

Loss from operations	(21,303)	(22,230)	(4,788)	(5,679)

Other (expense) income:
Interest expense	(44)	(34)	(10)	(7)
Other income	3	—	1	—
Total other expense	(41)	(34)	(9)	(7)

Net loss	$(21,344)	$(22,264)	$(4,797)	$(5,686)

Net loss per share of common stock, basic and diluted	$(12.47)	$(12.89)	$(2.80)	$(3.28)
Shares used in computing net loss per share of common stock, basic and diluted	1,711,567	1,727,086	1,714,206	1,733,654
Pro forma net loss per share of common stock, basic and diluted	$(2.22)	$(2.12)	$(0.47)	$(0.48)
Shares used in computing pro forma net loss per share of common stock, basic and diluted	9,596,405	10,498,155	10,208,601	11,888,141

See notes to financial statements.

Cellular Dynamics International, Inc.
Statements of shareholders' equity
For the years ended December 31, 2011 and 2012 and three months ended March 31, 2013 (unaudited)

							Additional		Total
(Dollars in thousands)	Preferred Series A		Preferred Series B		Common		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
BALANCE — January 1, 2011	2,914,187	$28,191	3,205,133	$40,503	1,709,130	$—	$7,060	$(38,456)	$37,298
Issuance of Series B			2,366,867	29,925					29,925
Issuance of stock options for licenses and non-compete agreements							215		215
Exercise of stock options					4,220		26		26
Stock-based compensation							902		902
Net loss								(21,344)	(21,344)
BALANCE — December 31, 2011	2,914,187	28,191	5,572,000	70,428	1,713,350	—	8,203	(59,800)	47,022
Issuance of Series B			1,660,092	20,985					20,985
Exercise of stock options					20,296		151		151
Stock-based compensation							1,097		1,097
Net loss								(22,264)	(22,264)
BALANCE — December 31, 2012	2,914,187	28,191	7,232,092	91,413	1,733,646	—	9,451	(82,064)	46,991
Exercise of stock options (unaudited)					611		4		4
Stock-based compensation (unaudited)							201		201
Net loss (unaudited)								(5,686)	(5,686)
BALANCE —March 31, 2013 (unaudited)	2,914,187	$28,191	7,232,092	$91,413	1,734,257	$—	$9,656	$(87,750)	$41,510

See notes to financial statements.

Cellular Dynamics International, Inc.
Statements of cash flows
	Year ended		Three months ended
	December 31,		March 31,
(Dollars in thousands)	2011	2012	2012	2013
			(unaudited)
Cash flows from operating activities:
Net loss	$(21,344)	$(22,264)	$(4,797)	$(5,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,109	1,086	321	216
Amortization of licenses, patents and other agreements	257	347	84	125
Loss (gain) on disposal of assets	(3)	6	—	—
Stock-based compensation	902	1,097	269	201
Changes in operating assets and liabilities:
Accounts receivable	178	(1,735)	106	760
Inventories	(423)	344	(214)	(102)
Prepaid expenses and other current assets	(31)	(322)	(75)	126
Accounts payable	(338)	(87)	(358)	36
Accrued liabilities	282	288	(273)	(461)
Accrued interest	13	—	—	—
Deferred revenue	166	236	(28)	(44)
Net cash used in operating activities	(19,232)	(21,004)	(4,965)	(4,829)

Cash flows from investing activities:
Purchases of property and equipment	(558)	(132)	(29)	(120)
Payments to acquire licenses	(373)	(2,395)	—	(100)
Net cash used in investing activities	(931)	(2,527)	(29)	(220)

Cash flows from financing activities:
Payment of debt	(268)	(434)	(97)	(96)
Proceeds from exercise of stock options	26	151	54	4
Proceeds from issuance of preferred stock	29,925	20,985	0	0
Payments of deferred offering costs	—	—	—	(271)
Net cash provided by financing activities	29,683	20,702	(43)	(363)
Net increase (decrease) in cash and cash equivalents	9,520	(2,829)	(5,037)	(5,412)

Cash and cash equivalents — Beginning of period	27,209	36,729	36,729	33,900

Cash and cash equivalents — End of period	$36,729	$33,900	$31,692	$28,488

Supplemental disclosure of cash flow information —
Cash paid for interest	$31	$36	$11	$8

Supplemental information on noncash activities:
Issuance of stock options for non-compete agreement	$215	$—	$—	$—
Fixed asset trade in credit	14	—	—	—
Accrued royalty applied to payment for license	50	—	—	—
Accrued interest converted to principal	—	66	66	—
Deferred offering costs not yet paid	—	—	—	737

See notes to financial statements.

Notes to financial statements as of and for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2012 and 2013 (unaudited)

1.	Description of business
Cellular Dynamics International, Inc. (the Company), was incorporated in Wisconsin in late 2007 under the name iPS Cells, Inc. (iPS). In July 2008, the Company acquired two companies—Cellular Dynamics International, Inc. (CDI) and Stem Cell Products, Inc. (SCP)—in a common stock merger transaction. Subsequent to the acquisitions, the combined entity was renamed Cellular Dynamics International, Inc.
The Company develops and manufactures fully functioning human cells in industrial quantities to precise specifications. Its proprietary iCell Operating System (iCell O/S) includes true human cells in multiple cell types (iCell products), human induced pluripotent stem cells (iPSCs) and custom iPSCs and iCell products (MyCell products). Its iCell O/S products provide standardized, easy-to-use, cost-effective access to the human cell, the smallest fully functioning operating unit of human biology. Customers use the Company's iCell O/S products, among other purposes, for drug discovery and screening; to test the safety and efficacy of their small molecule and biologic drug candidates; for stem cell banking; and in researching cellular therapeutics.
On June 27, 2013, our Board of Directors authorized a 1 for 9.75 reverse split of our common stock that became effective upon the closing of our initial public offering. These financial statements give retroactive effect to the stock split.

2.    Summary of significant accounting policies
Presentation and use of estimates – The accompanying financial statements have been presented in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include primarily those required in the valuation of impairment analysis of inventory, patents, licenses, goodwill, intangible assets, property and equipment, revenue recognition and stock-based compensation. Management bases its estimates on certain assumptions, which it believes are reasonable in the circumstances, and while actual results could differ from those estimates, management does not believe that any change in those assumptions in the near term would have a significant effect on the Company's financial position, results of operations or cash flows.
Unaudited Interim Financial Information – The accompanying balance sheet as of March 31,
2013, the statements of operations, shareholders' equity and cash flows for the three months ended March 31, 2012 and 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2012 and 2013. The financial data and the other information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or for any other future year.

Cash and cash equivalents – The Company considers all highly liquid, short-term investments with original maturities of three months or less to be cash and cash equivalents.
Accounts receivable – The Company establishes an allowance for doubtful accounts based on a customer's ability and likelihood to pay. There was no allowance at either December 31, 2011 or 2012. At March 31, 2013 the allowance amounted to $7,000.
The Company does not accrue interest on past due accounts receivable. Past due accounts are determined based on customer terms, the policy for write-offs and collection efforts based upon individual account circumstances.
Inventories – Inventories are valued at the lower of cost or market using the weighted-average cost method. The weighted-average method examines total production volume and total labor and overhead over an appropriate historical period and establishes a weighted-average value of materials, overhead and labor to be assigned to each unit of finished goods inventory. Variances from this weighted average are expensed in the current period.
Inventory includes finished goods that may be used by the Company's research and development, technical services and marketing groups. When such products are consumed internally they are expensed at their inventoried cost to the appropriate department.
Provisions, when required, for slow moving, excess and obsolete inventories are recorded to reduce inventory values from cost to their estimated net realizable values, based on product life cycle, development plans, product expiration and quality issues. In the fourth quarter of 2012, the Company wrote off $413,000 for specific units no longer held for sale.
Inventory at December 31, 2011 and 2012 and March 31, 2013, consisted of the following:

(Dollars in thousands)	December 31,		March 31,
	2011	2012	2013
			(Unaudited)
Raw materials	$1,013	$1,032	$1,079
Work in process	69	145	362
Finished goods	1,643	1,204	1,042
Total	$2,725	$2,381	$2,483

Prepaid expenses and other current assets – Prepaid expenses and other current assets consist of insurance premiums, annual maintenance contracts, prepaid rent resulting from recording rent on a straight-line basis, professional fees related to a potential initial public offering in 2013 and other miscellaneous payments and deposits.
Property and equipment – Property and equipment are recorded at cost and are depreciated using the straight-line method over the useful life of the assets, which is three to seven years. Leasehold improvements are depreciated over the shorter of their estimated useful life or the lease term.

Property and equipment at December 31, 2011 and 2012 and March 31, 2013, consisted of the following:

(Dollars in thousands)	December 31,		March 31,
	2011	2012	2013
			(Unaudited)
Leasehold improvements	$397	$438	$438
Production and lab equipment	3,727	3,852	3,972
Office and computer equipment	475	475	475
Construction-in-progress	41	—	—
	4,640	4,765	4,885
Less accumulated depreciation and amortization	(2,813)	(3,892)	(4,108)
Total	$1,827	$873	$777

Impairment of long-lived assets – The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. No impairment losses were recorded in either 2011, 2012 or the three months ended March 31, 2013.
Goodwill – The entire balance of goodwill resulted from the 2008 acquisition of CDI and SCP and represents the purchase price in excess of identifiable assets and in-process research and development acquired in that transaction. Goodwill is not amortized. The Company reviews goodwill for impairment annually during the fourth quarter or more often if conditions warrant. Based on comparisons of book value to fair value as estimated by the board of directors in the fourth quarter of each year, the Company determined there was no impairment of goodwill in either 2011 or 2012.
Intangible assets – Intangible assets consist of licenses, patents, trade name and a noncompetition agreement with a scientific founder.
The Company expenses patent related costs as incurred because, even though the Company believes the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom is uncertain. Purchased patents and licenses are capitalized and amortized on a straight-line basis over the useful life of the patent or license, which range from one to twenty years. When patents reach a mature stage, any associated legal, defense and maintenance costs are expensed as incurred.
Accrued liabilities – Accrued expenses include accrued payroll, accrued vacation, accrued royalties, sales and use taxes payable and other various unpaid expenses.
Accrued liabilities at December 31, 2011 and 2012 and March 31, 2013, consisted of the following:

(Dollars in thousands)	December 31,		March 31,
	2011	2012	2013
			(Unaudited)
Accrued payroll, vacation and employee-related expenses	$586	$741	$516
Accrued unbilled professional fees	300	315	308
Accrued royalties	461	500	240
Accrued quarterly consulting fees	76	76	76
Accrued incentives for sales staff	42	128	115
Accrued payment for 2013 license agreement	—	—	100
Accrued sales, use and property taxes	22	—	—
Other	55	70	168
Total	$1,542	$1,830	$1,523

Deferred revenue – Deferred revenue presents payments received, but not yet earned. The entire balance of deferred revenue of $570,000 at December 31, 2012 and $526,000 at March 31, 2013, related to a single multiple-element arrangement.
Revenue recognition – The Company recognizes revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition.
Product sales – The Company recognizes product sales revenue when the following four basic revenue criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. The Company estimates its return and replacement reserves based on its experience with historical return rates. Product returns and replacements historically have not been material and are not expected to be material.
In June 2012, the Company finalized a supply and distribution agreement with Life Technologies Corporation whereby they will manufacture certain cell media for the Company and serve as its sole distributor of these products to third parties. The Company is recognizing this revenue in accordance with ASC 605-45 - Revenue Recognition - Principal Agent Consideration. ASC 605-45 specifies various indicators that support the reporting of revenue on a gross basis, including inventory risk, changes to the product and discretion in changing the supplier. The Company does not believe that this agreement includes these characteristics and therefore is recognizing the revenue on a net basis.
Collaborations, partnerships and other revenues – The Company recognizes revenue from collaborations, services and other arrangements when its contractual services are performed, provided collectability is reasonably assured. Collaborations may include upfront non-refundable payments, development milestone payments and research and development funding. Principal costs under these agreements includes the Company's personnel conducting research and development, supplies consumed in that process and allocated overhead.
The Company recognizes revenues from non-refundable up-front license fees received under collaboration agreements ratably over the estimated performance period of the collaboration agreement. The estimated performance period is typically based upon detailed project plans completed by the project managers, who establish in regular discussion and collaboration with a counterpart at the customer, key project activities, milestones and resources. If the estimated performance period is subsequently modified, the Company will modify the period over which the up-front license fee is recognized on a prospective basis.
The Company recognizes revenue from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the Company has no further performance obligations relating to the event and collectability is reasonably assured. If these criteria are not met, the Company recognizes milestone payments ratably over the remaining period of its performance obligations under the collaboration agreement.
For a milestone to be considered substantive, the payment associated with its achievement must have all of the following characteristics:

•	relate solely to past performance;

•	be reasonable, relative to all of the elements and payment terms in the arrangement; and

•	be commensurate with either the Company's effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.
As of December 31, 2012 and March 31, 2013, the Company's contract with Eli Lilly and Company (Lilly), see below, had nine remaining milestones with associated payments totaling $475,000 that are accounted for under the milestone method. Of these milestones, $225,000 are attributable to achievement of certain research results in 2013, while $250,000 are attributable to achievement of certain research results prior to the end of 2014. If the specified results or timing of results are not achieved, the milestone payments will not be made. From the inception of this contract through December 31, 2012, the Company sent invoices of $125,000 for milestones achieved. Of the achieved milestones, $25,000 was recognized as revenue under the milestone method, while the remaining $100,000, which related to milestones that were not considered substantive, was deferred and will be accounted for ratably over the remaining period of the Company's performance obligations under the contract. In the three months ended March 31, 2013, the Company did not send invoices for any milestones or recognize any revenue related to milestones related to this contract.
Payments, such as grants, received for the reimbursement of expenses for research and development activities are recorded as revenue at the gross amount of the reimbursement. Costs associated with these reimbursements are reflected as a component of research and development expenses.
Multiple-element arrangements – Arrangements with customers may include multiple deliverables, including collaborations or agreements that combine products, research and development, participation in joint steering committees and other deliverables. For the Company's multiple-element arrangements, deliverables are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-alone basis and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on Vendor Specific Objective Evidence (“VSOE”) if it exists, based next on Third Party Evidence (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on Best Estimated Selling Price (“BESP”).
VSOE – In many instances, products are sold separately in stand-alone arrangements. The Company determines VSOE based on its normal pricing and discounting practices for the specific product when sold separately.
TPE – When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Given the novel nature and early stage of the Company's products, it is difficult to obtain the pricing of similar products with similar functionality sold by other companies on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.
BESP – The objective of BESP is to determine the price at which the Company would transact a sale if the deliverable were sold on a stand-alone basis. When both VSOE and TPE do not exist, typically in the case of research and development and joint steering committee elements, the Company determines BESP by considering the cost of the activities required by the agreement and the rights of the Company and its customers to the resulting technology.
After separating the elements of an arrangement into the appropriate units of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.
In accounting for the multiple-element arrangements, revenue is limited to the lesser of 1) the cumulative amount of payments received or invoiced; or 2) the cumulative amount of revenue earned, as determined using the pro-rata allocation and delivery status or progress of each element.
In June 2012, the Company finalized a $5 million multiple-element agreement with Lilly that runs through December 2014. Under the terms of the agreement, Lilly will order a minimum number of units of iCell products each quarter through the fourth quarter of 2014 at a predetermined price for each year. If Lilly fails to order the minimum number of units, the Company may choose a commercial iCell type for the shortfall and invoice Lilly for the same. In addition, through December 31, 2014, the Company will also reprogram a specified number of donor samples provided by Lilly, and invoice Lilly for these MyCell products according to predetermined pricing tiers. The agreement also includes both periodic and milestone payments related to meetings and decisions of a joint steering committee and the custom development of two different cell types.
In December 2012, the Company finalized a one year $1.3 million multiple-element agreement with AstraZeneca UK Limited (AstraZeneca). Under the terms of the agreement, AstraZeneca has agreed to order a minimum number of units of commercial iCell products, at a predetermined price, prior to

December 3, 2013. If AstraZeneca fails to order the minimum number of units, the Company may invoice AstraZeneca for the shortfall. During the term, the Company will reprogram donor samples and will invoice AstraZeneca for any such MyCell products. In addition, AstraZeneca has agreed to provide the Company with payments upon the achievement of certain milestones related to its attempts to develop, manufacture and commercially release a custom cell type. If such cells are successfully developed and commercially launched, then AstraZeneca may purchase such cells, at a mutually agreed upon price, during the term of the agreement and for a period of 18 months thereafter.
Changes in judgments and estimates regarding application of these revenue recognition guidelines as well as changes in facts and circumstances could result in a change in the timing or amount of revenue recognized in future periods. During 2011, 2012 and the three months ended March 31, 2013, the Company did not have any significant changes in estimates that impacted the financial statements.
Research and development – Research and development costs are expensed as incurred. Research and development costs primarily consist of salaries and other personnel costs, supplies, amortization of patents and licenses, minimum royalties and royalty payments related to collaborations, partnerships and other revenues and miscellaneous other expenses for facilities and occupancy costs. Other research and development expenses include fees paid to consultants and outside service providers and finished goods used in research and development.
Advertising costs – The Company expenses advertising costs as incurred. The Company incurred advertising costs of $46,000 in 2011 and $110,000 in 2012.
Stock-based compensation – All share-based payment awards made to employees, consultants (including science advisors) and directors are measured and recognized based on estimated fair values.
Net loss per share of common stock – The Company’s basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of potential common shares outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock and options and warrants to purchase common stock are considered to be potential common shares but have been excluded from the calculation of diluted net loss per share of common stock, as their effect is anti-dilutive.
The following potential common shares were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been anti-dilutive:

	December 31,		March 31,
	2011	2012	2013
			(Unaudited)
Preferred Series A	2,914,187	2,914,187	2,914,187
Preferred Series B	5,572,000	7,232,092	7,232,092
Warrants	8,208	8,208	8,208
Common stock options	1,545,938	1,617,875	1,615,678
Total	10,040,333	11,772,362	11,770,165

Unaudited pro forma balance sheet - Upon completion of the Company's initial public offering, all outstanding preferred stock will automatically convert into shares of the Company's common stock and all outstanding warrants will be exercised. The unaudited pro forma balance sheet gives effect to the conversion of the preferred stock and the exercise of the warrants as of March 31, 2013.
Unaudited pro forma net loss per share of common stock – In February 2013, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) for the Company to sell shares of common stock to the public. Pro forma basic and diluted net loss per share of common stock have been computed in contemplation of the completion of this offering and give effect to the conversion of all the Company’s outstanding convertible preferred stock and warrants into common stock. All convertible preferred stock and warrants are required to convert or be exercised upon a qualifying initial public offering.
The following table reconciles the calculation of shares used in computing pro forma net loss per share (unaudited):

	Year ended		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
Shares used in computing net loss per share, basic and diluted	1,711,567	1,727,086	1,714,206	1,733,654
Pro forma adjustments to reflect assumed conversion of:
Preferred Series A	2,914,187	2,914,187	2,914,187	2,914,187
Preferred Series B	4,962,443	5,848,674	5,572,000	7,232,092
Warrants	8,208	8,208	8,208	8,208
Total	9,596,405	10,498,155	10,208,601	11,888,141

Comprehensive loss – Comprehensive loss is equal to net loss as presented in the accompanying statements of operations.
Segment reporting – ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment. Disaggregation of the Company's operating results is impracticable, because the Company's research and development activities and its assets overlap, and management reviews its business as a single operating segment. Thus, discrete financial information is not available by more than one operating segment.
Product information – The following table provides Product sales revenue by product:

(Dollars in thousands)	Year ended		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
iCell Cardiomyocytes	$1,350	$2,610	$470	$1,115
iCell Neurons	45	2,256	139	558
Other	65	312	34	81
Total	$1,460	$5,178	$643	$1,754

Geographical information – The following table provides percentage of total revenues by region, based on shipping locations:

	Year ended		Three months ended March 31,
	2011	2012	2012	2013
			(Unaudited)
United States of America	74%	66%	75%	57%
Europe	17%	24%	11%	34%
Japan	8%	5%	13%	8%
Other	1%	5%	1%	1%
Total	100%	100%	100%	100%
In the years ended December 31, 2011 and 2012, outside of the United States of America, no country accounted for over 10% of revenues. In the three months ended March 31, 2013 sales to the United Kingdom were 17% of total revenues and sales to Germany were 11% of total revenues.
Major customers – During 2011 and 2012, the Company had 3 large biopharmaceutical customers that individually accounted for greater than 10% of its total revenue in one or both years. Lilly accounted for 10% of total revenue in 2011 and 18% of total revenue in 2012. Hoffmann-La Roche Inc. accounted for 13% of total revenue in 2011 and GlaxoSmithKline plc accounted for 11% of our total revenue in 2012.
Both Lilly and AstraZeneca accounted for 16% of total revenue for the three months ended March 31, 2013.
As of December 31, 2012, receivables from Lilly accounted for 31% of total accounts receivable.  A fourth customer accounted for 12% of accounts receivable as of December 31, 2012.
Concentration of credit risk and other risks and uncertainties – As of December 31, 2012 the Company had $25.7 million invested in a 100% U.S. Treasury Securities Money Market Fund and $1.8 million in a U.S. Government Money Market Fund. As of March 31, 2013 the Company had $20.7 million invested in a 100% U.S. Treasury Securities Money Market Fund and $2.1 million in a U.S. Government Money Market Fund. An investment in a money market fund is not insured or guaranteed. The Company's remaining cash was deposited with one major financial institution. These deposits exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that the Company is not exposed to any significant risk on these balances.
The Company is currently not profitable and no assurance can be provided that it will ever be profitable. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, the validity of and continued access to its owned and licensed intellectual property, compliance with government regulations, uncertainty of widespread market acceptance of products and the need to obtain additional financing. The Company's products include materials subject to rapid technological change. Certain materials used in manufacturing have relatively few alternative sources of supply and establishing additional or replacement suppliers for such materials cannot be accomplished quickly. While the Company has ongoing programs to minimize the adverse effect of such uncertainty, and the Company considers technological change in estimating allowances, uncertainty continues to exist.
Fair value of financial instruments – The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to the Company for debt with similar terms and lenders, the carrying value of long-term debt is also approximately equal to its fair value.
ASC Topic 820, Fair Value Measurement, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs, such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions. The Company uses the market approach and Level 1 inputs to value its cash equivalents.
Recent accounting pronouncements – In September 2011, the FASB issued ASU 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for the Company for its annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not impact the Company's financial statements.

3.	Intangible assets
Intangible assets and accumulated amortization balances at December 31, 2011 and 2012 and March 31, 2013, are as follows:

	December 31,		March 31,
(Dollars in thousands)	2011	2012	2013
			(Unaudited)
Trade name	$13	$13	$13
Licenses and patents	2,025	4,284	4,484
Non-competition agreement	571	571	571
	2,609	4,868	5,068
Less accumulated amortization:
Trade name	(13)	(13)	(13)
Licenses and patents	(332)	(434)	(530)
Non-competition agreement	(111)	(226)	(255)
	(456)	(673)	(798)
Total, net	$2,153	$4,195	$4,270

As of December 31, 2012, the trade name was fully amortized. The remaining weighted-average useful lives of the other intangible assets as of December 31, 2012 are as follows:
Licenses and patents        12.8 years
Non-competition agreement    1.8 years
Total intangible assets        11.9 years
Payments to acquire licenses totaled $373,000 in 2011 and $2.4 million in 2012. In the three months ended March 31, 2013 the Company paid $100,000 to amend a license that expires in 2025 and also accrued $100,000 for a license entered into in late March.
In June 2012, the Company paid $210,000 to, and terminated certain licenses with, Wisconsin Alumni Research Foundation in exchange for a new license encompassing many, but not all, of the previously licensed patents as well as some additional patents. The net book value of the exchanged licenses was added to the cash payment to determine the value of the new license.

Amortization expense was $257,000 and $347,000 for the years ended December 31, 2011 and 2012; and $84,000 and $125,000 for the three months ended March 31, 2012 and 2013.

The future amortization of intangible assets recorded as of December 31, 2012 is as follows (dollars in thousands):

Years ending December 31,	Amount
2013	$491
2014	486
2015	457
2016	331
2017	331
Thereafter	2,099
Total	$4,195

4.	Long-term debt
Long-term debt at December 31, 2011 and 2012 and March 31, 2013, consists of the following:

(Dollars in thousands)	December 31,		March 31,
	2011	2012	2013
			(Unaudited)
Wisconsin Economic Development Corporation (WEDC) — CDI	$530	$377	$338
WEDC — SCP	750	657	617
Accrued interest — WEDC — SCP	66	—	—
License agreements	143	34	18
Other	15	2	1
	1,504	1,070	974
Less current portion	(434)	(336)	(338)
Total	$1,070	$734	$636

Wisconsin Economic Development Corporation—CDI – Upon acquisition of CDI, the Company assumed and became liable for $1,030,000 of principal and accrued interest related to a $1,000,000 promissory note for economic development assistance from the WEDC. The note bears 2% simple interest on the unpaid principal balance. Monthly payments are $13,500 through June 2015, with a final installment due in July 2015 to pay any remaining principal and interest. The debt is collateralized by the Company's assets and is subject to certain covenants requiring prior written consent of the WEDC in the event of mergers, asset sales and relocation outside of Wisconsin.
Wisconsin Economic Development Corporation—SCP – Upon acquisition of SCP, the Company assumed and became liable for $764,000 of principal and accrued interest related to a $750,000 promissory note for economic development assistance from the WEDC. The note bears 2% simple interest on any unpaid principal balance. Monthly payments of $14,500 began in January 2012 and continue through November 2016. A final installment is due in December 2016 for any remaining principal and interest. The debt is collateralized by the Company's assets and is subject to certain covenants requiring prior written consent of the WEDC in the event of mergers, asset sales and relocation outside of Wisconsin.

License agreements – In 2010, the Company entered into two separate licensing agreements with defined payments over three to five years. The first of the agreements calls for five unconditional annual payments, beginning in 2010, of $20,000 in the first quarter of each year. The second agreement calls for six unconditional payments of $50,000 over three years with the first payment occurring in May 2010. Both agreements have been accounted for as financed purchases with assumed interest rates of 7%.
Other debt – In 2010 and 2011, the Company purchased certain equipment and software utilizing vendor financing with payment plans bearing 0% interest over three years. The arrangements have been accounted for as financed purchases with an assumed interest rate of 5%.
The aggregate maturities of long-term debt at December 31, 2012, are as follows (dollars in thousands):

Years ending December 31,
2013	$336
2014	342
2015	231
2016	161
Thereafter	—
Total	$1,070

5.	Shareholders' equity
Series B preferred stock (“Series B”) – Over the past three years, the Company has had the following Series B issuances, all at $12.68 per share:

•	January 2010 – 3,205,133 shares for a net total after legal fees of $40.5 million

•	April 2011 – 2,366,867 shares for a net total after legal fees of $29.9 million

•	November 2012 – 1,660,094 shares for approximately $21.0 million
Series A preferred stock (“Series A”) – Prior to 2010, the Company funded its operations via issuances of convertible debt and Series A preferred stock. All convertible debt was converted to Series A in October 2008.
Rights and privileges of Series B and Series A – Each share of Series B and Series A is convertible into one share of common stock at the option of the holders, subject to certain antidilutive price adjustments. All preferred stock converts to common stock in the event of an initial public offering of common stock in which the aggregate gross proceeds (before underwriting, discounts, commissions and fees) are at least $50.0 million.
No dividends may be paid to Series B or Series A holders, unless a dividend (on an as-converted-to-common-stock basis) is paid simultaneously to the other preferred stock series. No dividends may be paid or declared to the common stock shareholders, unless dividends to the Series B and Series A holders have been paid in an amount equal to the aggregate amount of all such dividends for all shares of common stock into which each such share of Series B and Series A then could be converted. To date, no dividends have been declared on the Company's preferred or common stock.
In the event of any liquidation of the Company, Series B holders shall be entitled to receive, before any distributions to Series A or common stock holders, the greater of up to $12.68 per Series B share (adjusted for any stock splits, dividends and the like) or the amount per share of Series B that would be payable upon conversion to common stock. After payments to Series B holders, Series A holders shall be entitled to receive, before any distributions to common stock holders, the greater of $9.75 per Series A share (adjusted for any stock splits, dividends and the like) or the amount per share of Series A that would be payable upon conversion to common stock.
Series B and Series A holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred shares could be converted. At least 50% of preferred shareholders must approve liquidations of the Company, amendments to its articles or by-laws, authorization of creations of new equity securities, dividends or indebtedness.
Warrants – In the July 2008 acquisition, the Company assumed warrants that had been issued by CDI and a warrant that had been issued by SCP pursuant to convertible debt agreements and extensions. In all, there were warrants relating to 8,208 shares of common stock assumed. The warrants have an exercise price of $0.10 and expire in 2017. There has been no warrant activity since the merger date. The fair value of the warrants was considered as part of the purchase price of the acquisition of CDI and SCP.

6.	Stock options and restricted common stock
The Company grants stock options under its 2008 Equity Incentive Plan, as amended (the “Plan”). Under the terms of the Plan, 2,087,898 common shares are reserved for the issuance of stock options (both incentive and non-qualified) and other awards to employees, science advisors and other consultants and directors.
The options are contingent on the participants' continued employment or other service and are subject to forfeiture if employment terminates for any reason. To date, the Company has granted both incentive stock options and non-qualified stock options. The Plan also provides certain employees accelerated vesting in the event of certain changes of control.
The Company utilizes the Black-Scholes option-pricing model to determine the fair value of restricted common stock and option grants. In determining the fair value, the Company elected to use the “simplified” method per Securities and Exchange Commission SAB No. 107, Share-Based Payment, to calculate the estimated life of options granted to employees. The use of the “simplified” method under SAB No. 107 was extended beyond December 31, 2007, in accordance with SAB No. 110, Share-Based Payment, issued on December 21, 2007, until such time when there is sufficient information to make more refined estimates on the estimated life of options.
SAB No. 110 expressed the views of the staff regarding the use of the “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with ASC 718, Share-Based Payment. SAB No. 110 allows companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share options grants after December 31, 2007. The Company will continue to use the “simplified” method until the Company has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB No. 110. Stock-based compensation expense was $902,000 for 2011 and $1,097,000 for 2012; and $269,000 and $201,000 for the three months ended March 31, 2012 and 2013.
The fair value of stock compensation is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company's recent grants to employees have typically had 10-year contractual terms and three or four year vesting schedules. Vesting typically begins as of the grant date. However, in prior periods, the Company has in limited circumstances, granted options where the vesting start date was either the recipient's employment start date or such earlier date as the board of directors and recipient had agreed.

The Company granted options in December 2011 and November 2012. Assumptions used to value those options were as follows:

	2011	2012
Estimated expected term	0.25 to 6 years	6 years
Risk-free interest rate	0.11 to 1.12%	.98%
Expected volatility assumption	68%	66%
Forfeiture rate	0 to 15.0%	0 to 7.0%
Dividend yield assumption	—%	—%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and requires the input of highly subjective assumptions. The expected term is based on the simplified method as prescribed by SAB No. 107 and SAB No. 110. The risk-free interest rate assumptions were based on the U.S. Treasury bond rates appropriate for the expected term in effect at the time of grant. The expected volatility is based on calculated enterprise value volatilities for publicly traded companies in the same industry and general stage of development. The forfeiture rates were based on historical experience for similar classes of employees. The dividend yield was based on expected dividends at the time of grant.
The fair values and exercise prices for the underlying common stock of the option grants and restricted common stock grants are as follows:

	Fair value of underlying common stock	Option strike price
December 2011	$7.12	$12.68
November 2012	8.09	12.68

The determinations of fair values were based on, among other things, valuation analyses, review of historical financial results, business milestones, financial forecasts and business outlook as of the transaction dates. Total enterprise value ranges and the total equity value ranges were estimated utilizing both the income approach and the market approach guidelines.
The number of shares available for grant under the Plan follows:

Shares
Available for grant — January 1, 2011	175,984
Plan amendment	461,538
Grants	(421,694)
Forfeitures	27,837
Available for grant — December 31, 2011	243,665
Plan amendment	262,256
Grants	(99,187)
Forfeitures	6,954
Available for grant — December 31, 2012	413,688
Forfeitures (unaudited)	1,586
Available for grant — March 31, 2013 (unaudited)	415,274

A summary of option activity under the Plan as of December 31, 2011, December 31, 2012, and March 31, 2013 and changes during the periods then ended were as follows:

	Options	Weighted- average exercise price	Weighted- average remaining contractual term
Outstanding — January 1, 2011	1,156,301	$6.44	8.88
Granted	421,694	12.68
Exercised	(4,220)	6.24
Forfeited	(27,837)	8.78
Outstanding — December 31, 2011	1,545,938	8.09	8.42
Granted	99,187	12.68
Exercised	(20,296)	7.41
Forfeited	(6,954)	12.19
Outstanding — December 31, 2012	1,617,875	8.39	7.63
Exercised (unaudited)	(611)	8.00
Forfeited (unaudited)	(1,586)	10.24
Outstanding — March 31, 2013 (unaudited)	1,615,678	$8.39	7.38

Vested as of:
December 31, 2012	1,059,354	$7.02	7.06
March 31, 2013 (unaudited)	1,116,043	$7.12	6.87

Vested or expected to vest as of:
December 31, 2012	1,607,436	$8.39	7.62
March 31, 2013 (unaudited)	1,606,208	$8.39	7.37

Exercisable as of:
December 31, 2012	1,617,875	$8.39	7.63
March 31, 2013 (unaudited)	1,615,678	$8.39	7.38

Under the terms of the option grants, the options are immediately exercisable. If a participant exercises unvested options, the shares received from the exercise are considered restricted shares and the participant's rights thereto remain subject to the original vesting schedule of the options. At December, 31, 2011 and 2012 and March 31, 2013, there were no such restricted shares.
The weighted-average grant-date fair value of stock options granted during 2011 and 2012 was $3.41 and $4.10 per share, respectively. The aggregate intrinsic value of outstanding stock options was $1.9 million as of December 31, 2012. At December 31, 2012 total compensation cost not yet recognized, excluding those shares described below that were issued for agreements, that related to nonvested awards was $1.7 million, which was expected to be recognized over a weighted-average period of 1.33 years. At March 31, 2013 total compensation cost not yet recognized, excluding those shares described below that were issued for agreements, that related to nonvested awards was $1.5 million, which was expected to be recognized over a weighted-average period of 1.24 years.

Stock options issued in exchange for non-competition agreement and licenses
In October 2010, the Company's stock option grant included 128,206 stock options issued to a scientific founder of the Company who also serves on the board of directors and as a scientific advisor. The options were issued in exchange for:

1)
A four-year non-competition agreement under which the grantee agreed not to (i) serve as an officer, director, employee of or consultant to a competing firm of the Company; or (ii) assign, license or otherwise transfer, directly or indirectly, any right title or interest in, to or under any intellectual property to a competing firm of the Company.

2)
An employment agreement that would take effect at (i) such time when the grantee would work for any for-profit stem cell business and (ii) such time when less than 20% of the grantee's time is spent working in academia or for nonprofit research institutions.

3)	Assignment of patent applications covering different approaches and technologies to iPSC applications.
The key components of the options were:

1)	Strike price of $6.73 per share

2)
Monthly vesting of 1/48th of the shares over a period of four years, provided the participant is still in the employ of or in service as a consultant to the Company on, and has not violated the non-compete agreement at any time after the vesting start date and prior to or as of, each vesting date

3)	Ten-year expiration
The Company valued the stock options using the Black-Scholes option pricing model with inputs of: 1) expected term of six years; 2) risk-free interest rate of 2%; 3) expected volatility of 72%; and 4) forfeiture rate and dividend assumptions of zero. The calculation resulted in a value of $556,000 or $4.29 per share.
In December of 2011, the Company issued an additional 61,539 stock options in exchange for extending the non-competition agreement through December of 2015.
The key components of the additional options are:

1)	Strike price of $12.68 per share

2)
One-fourth of the options vesting on the first anniversary of the grant with the remaining shares vesting monthly in years two through four provided the participant is still in the employ of or in service as a consultant to the Company on, and has not violated the non-compete agreement at any time after the vesting start date and prior to or as of, each vesting date

3)	Ten-year expiration
The Company valued the stock options using the Black-Scholes option pricing model with inputs of: 1) expected term of six years; 2) risk-free interest rate of 1.12%; 3) expected volatility of 68%; and 4) forfeiture rate and dividend assumptions of zero. The calculation resulted in a value of $215,000 or $3.51 per share.
As of the grant date, the Company increased the value of the non-competition agreement by $215,000 and began amortizing the remaining balance through December of 2015.

7.	Income taxes
The Company recognizes deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. Deferred tax balances primarily relate to net operating losses. The Company also established a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.
As of December 31, 2012, the Company has net operating loss carryforwards for tax purposes of approximately $79.0 million for federal and $75.0 million for state. These federal net operating losses begin to expire in 2024 and the state net operating losses begin to expire in 2019. The carryforwards are subject to the Internal Revenue Code Section 382, which places a limitation on the amount of taxable income that can be offset by net operating losses after a change in ownership. In addition, the Company has federal tax credit carryforwards of $1.6 million and state tax credits of $1.0 million. The credits begin to expire in 2025 and 2020, respectively.
The components of the net deferred tax asset with the approximate income tax effect of each type of carryforward, credit and temporary differences are as follows.

	December 31,
(Dollars in thousands)	2011	2012
Deferred tax assets
Operating loss carryforwards	$23,783	$31,800
Tax credit carryforwards	2,203	2,203
Other temporary differences	1,071	1,816
Tax assets before valuation allowance	27,057	35,819
Less: valuation allowance	(27,057)	(35,819)
Net deferred taxes	$—	$—

A valuation allowance to reduce the deferred tax assets is reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has incurred significant losses since its inception and due to the uncertainty of the amount and timing of future taxable income, management has determined that a $27.1 million and $35.8 million valuation allowance at December 31, 2011 and 2012 is necessary to reduce the tax assets to the amount that is more likely than not to be realized. For the three months ended March 31, 2012 and 2013, the Company did not generate taxable income and, therefore, no tax liability or expense was recorded in either of those periods.
The effective tax rate differs from the statutory tax rate due to the following:

	December 31,
	2011	2012
U.S. Federal statutory rate	35.0%	35.0%
State taxes	5.1	5.0
Research credits	3.4	—
Stock-based compensation	(0.4)	(0.5)
Other	(0.1)	(0.2)
Valuation allowance	(43.0)	(39.3)
	—%	—%

The Company has evaluated uncertain tax positions as of December 31, 2011 and 2012 and determined a reserve for such positions and any associated interest and penalties is not necessary.
All of the Company's tax years are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses.
The Company does not expect there will be a change in the unrecognized tax benefits within the 12 months following December 31, 2012.

8.	401(k) savings plan
The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the plan). The plan covers substantially all employees. Under the plan, employees may make elective salary deferrals. In 2011 and 2012, the Company matched $43,000 and $48,000, respectively, of employee contributions. The Company did not match any deferrals in the three months ended March 31, 2012 or March 31, 2013.
9.    Commitments and contingencies
Operating leases – The Company leases corporate office space, office equipment and production facilities under operating leases. Total annual payments under the office leases are scheduled to decrease over the remaining term, and therefore, due to recording rent expense on a straight-line basis, have resulted in prepaid expense of $71,000 and $42,000 as of December 31, 2011 and 2012 and $29,000 as of March 31, 2013. Total rent payments were $573,000 for 2011 and $577,000 for 2012; and were $151,000 and $182,000 for the three months ended March 31, 2012 and 2013.
Future minimum lease payments at December 31, 2012, under operating leases with initial or remaining terms in excess of one year were as follows (dollars in thousands):

Years ending December 31,
2013	$678
2014	15
2015	6
Total	$699

Contingencies – From time to time, the Company may be subject to various legal proceedings and claims arising in the ordinary course of business. The Company assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its financial statements. An estimated loss contingency is accrued in the financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No such amounts were accrued at December 31, 2011, December 31, 2012 or March 31, 2013.

10.	Related-party transactions
Robert J. Palay, a director and the Company's Chairman of the Board and Chief Executive Officer, and Dr. Thomas M. Palay, a director and the Company's Vice Chairman of the Board and President, directly or indirectly manage and control shareholder entities which collectively own 56% of the Company's outstanding stock as of December 31, 2012 and March 31, 2013.
The Company granted stock options in exchange for certain licenses and agreements to a scientific founder of the Company who also serves on the board of directors and as a scientific advisor and who collectively owns 7% of the Company's outstanding stock as of December 31, 2012 and March 31, 2013 (see Note 6).
The Company has consulting agreements with scientific advisors who are also shareholders. The total expense recorded to general and administrative expenses for these agreements was $302,000 in both 2011 and 2012 and $ 76,000 for both the three months ended March 31, 2012 and 2013.

11.	Subsequent events
The Company evaluated subsequent events through February 25, 2013, the date on which the December 31, 2012 financial statements were available to be issued.
For the three months ended March 31, 2013, the Company evaluated subsequent events through June 28, 2013.
On June 27, 2013, the Company entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors LP, as administrative agent, and the other lenders party thereto (the “Lenders”). Under the Credit Agreement, on June 28, 2013, the Company borrowed $12.0 million ("Tranche 1") and may borrow the remaining $8.0 million ("Tranche 2") at any time until December 31, 2013, subject to the completion of a public equity offering of over $40.0 million (a “Qualifying Equity Offering”). While the Company expects that this offering will be a Qualifying Equity Offering, it is not obligated to borrow the Tranche 2 funds.
The term of the Credit Agreement is four years. Outstanding loans bear interest at 6.5% per annum plus the greater of 2% or one-month LIBOR. Interest payments will be made monthly in arrears. If the Company completes a Qualifying Equity Offering prior to August of 2014, principal will be payable in 30 monthly installments, beginning in February 2015. However, if the Company does not complete a Qualifying Equity Offering prior to August of 2014, principal will be payable in 36 monthly installments, beginning in September 2014. The Credit Agreement provides for an exit fee of 5.0% of the total amount borrowed under the facility, due upon final repayment; a 0.5% facility fee, which was paid upon execution of the Credit Agreement; a quarterly administrative fee of $2,500; and the reimbursement of certain fees and expenses of the Lenders. In the event of prepayment, a premium of 1.0% to 3.0% of the then-outstanding balance, dependent upon the timing of the prepayment, would be incurred.
The Credit Agreement does not allow the Company to incur or permit to exist additional debt, except for liabilities arising with respect to customary indemnification contracts entered into in the ordinary course of business. The Company used a portion of the proceeds of the Tranche 1 loans to repay the remaining balances, totaling approximately $875,000, due to the Wisconsin Economic Development Corporation under two existing promissory notes. See Note 4.
The Credit Agreement contains customary affirmative and negative covenants and events of default, but does not include financial covenants. The Credit Agreement could restrict the Company's ability to, among other things, sell certain assets, engage in a merger or change in control transaction, incur debt, pay cash dividends, enter into transactions with affiliates and make investments. The Credit Agreement also contains events of default that are customary for credit facilities of this type, including payment defaults, covenant defaults, defaults related to insolvency and events of default relating to liens, judgments, material misrepresentations and the occurrence of certain material adverse events.
In connection with the Tranche 1 loans, the Lenders were issued detachable warrants to purchase shares of our Series B preferred stock. A total of 28,406 warrants were issued in respect of the Tranche 1 loans, each with an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013. The number of warrants to be issued if the Company borrows the Tranche 2 funds will equal 3.0% of the Tranche 2 amount divided by the average 30-day closing price of its common stock. The warrants have a 10 year term. The warrants contain no mandatory redemption features and no repurchase obligations requiring the transferring of assets and, once issued, will relate to a fixed number of shares, except for customary anti-dilution adjustments.

******

shares

Common stock

Sole book–running manager
J.P. Morgan

Co-managers
Cowen and Company	Leerink Swann

Through and including , 2013 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in the prospectus
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee		$7,809.00
FINRA filing fee		$9,087.50
NASDAQ Global Market listing fee		*
Federal taxes		–
State taxes and fees		–
Trustees' fees		–
Transfer agents' fees		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Directors and officers insurance premium		*
Miscellaneous		*

TOTAL	$	*
*To be completed by amendment
Item 14. Indemnification of Directors and Officers.
Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law (the WBCL) require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and that is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses, including fees, costs, charges, disbursements, attorney’s and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty that the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.
An officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by a majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by an affirmative vote of disinterested shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.
Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.
The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or bylaws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation’s voting shares then issued and outstanding.
As permitted by Section 180.0858 of the WBCL, CDI has adopted indemnification provisions in its amended and restated bylaws that closely track the statutory indemnification provisions with a limited exception. In particular, Article V of CDI’s bylaws provides that the Company shall also indemnify its employees and may also indemnify its authorized agents acting within the scope of their duties. Additionally, CDI has entered into indemnification agreements with each of its directors and has purchased director and officer liability insurance.
CDI may choose to further indemnify its officers, directors and employees by purchasing additional insurance on their behalf or by entering into individual or group indemnification agreements with such officer or employee.
The underwriting agreement for this offering provides that the Registrant has agreed to indemnify the underwriters and the underwriters have agreed to indemnify the registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.
Item 15. Recent sales of unregistered securities.

Since January 1, 2009, we have made the following sales of unregistered securities:

(a)	Plan-related issuances

(1)
Since January 1, 2009, we have granted options to purchase 1,363,745 shares of our common stock at an exercise price ranging from $6.14 to $12.68 per share to our employees, consultants and directors under our 2008 Equity Incentive Plan.

(2)
From January 1, 2009 to December 31, 2012, our employees, directors, consultants and former employees have exercised options to purchase 27,003 shares for cash consideration in the aggregate amount of $191,658.

(b)	Preferred stock issuances

(1)	On July 14, 2009, we issued 1051,282 shares of our Series A preferred stock at a purchase price of $9.75 per share.

(2)	On January 21, 2010, we issued 3,205,133 shares of our Series B preferred stock at a purchase price of $12.68 per share.

(3)	On April 5, 2011, we issued 2,366,867 shares of our Series B preferred stock at a purchase price of $12.68 per share.

(4)	On November 1, 2012 we issued 1,660,094 shares of our Series B preferred stock at a purchase price of $12.68 per share.

(c)    Warrant issuances

(1)
On June 28, 2013, we issued warrants to purchase 28,406 shares of our Series B preferred stock at an exercise price per share equal to the initial public offering price per share in this offering or $12.68 if this offering is not completed before August 1, 2013.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

•
with respect to the transactions described in paragraphs (a)(1) and (2), Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Registrant's board of directors; and

•
with respect to the transactions described in paragraphs (b)(1) through (4) and (c)(1), Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. Each recipient of the securities in this transaction represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his or her relationship with the registrant, to information about the registrant.

Item 16. Exhibits and financial statement schedules.

(a)	Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Articles of Incorporation of Registrant, to be effective upon the closing of Registrant’s initial public offering.
3.2	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of Registrant’s initial public offering.(1)
4.1	Form of Registrant’s common stock certificate.(1)
4.2	Fourth Amended and Restated Registration Rights Agreement, dated November 1, 2012, by and among Registrant and certain security holders of Registrant.(1)
4.3	Form of First Amendment to Fourth Amended and Restated Registration Rights Agreement by and among Registrant and certain security holders of Registrant.(1)
4.4	Amended and Restated Equity Agreement dated November 22, 2006 by and between Registrant and WiCell.(1)
4.5	Amended and Restated Equity Agreement dated July 15, 2008 by and between Registrant and WARF.(1)
4.6	Form of Tranche 1 warrant to purchase shares of Series B preferred stock (included in Exhibit 10.55).
4.7	Form of Note (included in Exhibit 10.55).
5.1*	Opinion of Godfrey & Kahn, S.C.
10.1	Form of Executive Officer Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.2	Form of Director Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.3	Form of Consultant Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.4	Form of Employee Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.5	2008 Equity Incentive Plan.(1)
10.6	2013 Equity Incentive Plan.(1)
10.7	Consulting Agreement dated December 19, 2008 by and between Registrant and James A. Thomson.(1)
10.8	Consulting Agreement dated December 19, 2008 by and between Registrant and Dr. Craig T. January.(1)
10.9	Employment Agreement dated December 11, 2008 by and between Registrant and Robert J. Palay.(1)
10.10	Employment Agreement dated December 12, 2008 by and between Registrant and Dr. Thomas M. Palay.(1)
10.11	Employment Agreement dated December 12, 2008 by and between Registrant and Christopher Parker.(1)
10.12	Employment Agreement dated December 19, 2008 by and between Registrant and Dr. Emile F. Nuwaysir.(1)
10.13	Form of Indemnification Agreement by and between Registrant and each of its directors.(1)
10.14	Grant Agreement dated February 28, 2008 between Wisconsin Department of Commerce and Registrant.(1)
10.15	Grant Agreement dated June 3, 2008 between Wisconsin Department of Commerce and Stem Cell Products, Inc.(1)
10.16	Lease Agreement dated April 25, 2006 by and between Registrant and University Research Park, Incorporated.(1)

10.17	Amendment to Lease dated April 25, 2006 by and between Registrant and University Research Park, Incorporated.(1)
10.18	Amendment to Lease dated August 1, 2006 by and between Registrant and University Research Park, Incorporated.(1)
10.19	Amendment to Lease dated June 1, 2007 by and between Registrant and University Research Park, Incorporated.(1)
10.20	Amendment to Lease dated June 1, 2008 by and between Registrant and University Research Park, Incorporated.(1)
10.21	Amendment to Lease dated May 15, 2010 by and between Registrant and University Research Park, Incorporated.(1)
10.22	License and Services Agreement dated September 27, 2012 by and between Registrant and The Buck Institute for Research on Aging.(1)
10.23†	Supply Agreement effective as of May 18, 2010 by and between Registrant and SmithKline Beecham d/b/a GlaxoSmithKline.(1)
10.24†	Supply Agreement effective as of July 6, 2010 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.25(a)	First Amendment to Supply Agreement dated June 13, 2012 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.25(b)†	Second Amendment to Supply Agreement dated April 24, 2013 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.26†	Distributor Agreement dated April 29, 2011 by and between Registrant and iPS Academia Japan, Inc.(1)
10.27†	First Amendment to Distributor Agreement dated April 29, 2011 by and between Registrant and iPS Academia Japan, Inc.(1)
10.28	Consulting Agreement dated October 18, 2010 by and between Registrant and Dr. Stanley D. Rose.(1)
10.29	Promissory Note dated November 21, 2005 by and between Registrant and the Wisconsin Department of Commerce.(1)
10.30	Promissory Note dated April 27, 2007 by and between Registrant and the Wisconsin Department of Commerce.(1)
10.31	Nonstatutory Stock Option Agreement dated October 18, 2010 by and between Registrant and James Thomson.(1)
10.32	Letter Agreement dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.33	Employment Agreement dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.34	Patent Assignment dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.35	Nonstatutory Stock Option Agreement dated December 20, 2011 by and between Registrant and James Thomson.(1)
10.36	Amendment to Letter Agreement dated December 20, 2011 by and between Registrant and James A. Thomson.(1)
10.37†	Supply and Distribution Agreement dated June 12, 2012 by and between Registrant and Life Technologies Corporation.(1)
10.38†	First Amendment to Supply and Distribution Agreement dated February 27, 2013 by and between Registrant and Life Technologies Corporation.(1)
10.39†	Non-Exclusive License Agreement dated May 6, 2010 by and between Registrant and iPS Academia Japan, Inc.(1)
10.40†	Exclusive License Agreement dated March 23, 2009 by and between Registrant and Indiana University Research and Technology Corporation.(1)

10.41†	License Agreement dated June 6, 2012 by and between Registrant and Wisconsin Alumni Research Foundation.(1)
10.42†	Master Laboratory Services Agreement dated November 22, 2010 by and between Registrant and Eli Lilly and Company.(1)
10.43†	Addendum to Master Laboratory Services Agreement dated June 21, 2012 by and between Registrant and Eli Lilly and Company.(1)
10.44†	Hepatocyte Collaborative Research Agreement dated May 16, 2011 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.45†	Centre of Excellence Agreement dated December 3, 2012 by and between Registrant and AstraZeneca UK Limited.(1)
10.46	Annual Incentive Cash Compensation Plan.(1)
10.47	Non-employee Director Compensation Policy.(1)
10.48	Form of Amendment to Letter Agreement and Consulting Agreement between Registrant and James A. Thomson dated May 7, 2013.(1)
10.49	Form of Employment Agreement by and between Registrant and Chief Executive Officer and Chairman and President and Vice Chairman.(1)
10.50	Form of Stock Option Agreement between Registrant and Chief Executive Officer and Chairman and President and Vice Chairman (2013 Equity Incentive Plan).(1)
10.51	Form of Executive Officer Stock Option Agreement (2013 Equity Incentive Plan).(1)
10.52	Form of Director Stock Option Agreement (2013 Equity Incentive Plan).(1)
10.53	Form of Stock Option Agreement between Registrant and James A. Thomson (2013 Equity Incentive Plan).(1)
10.54	Amendment to Lease dated May 6, 2013 by and between Registrant and University Research Park, Incorporated.(1)
10.55
Credit Agreement dated as of June 27, 2013 among Cellular Dynamics International, Inc., as the Company, the various lenders party thereto, as Lenders, and Sixth Floor Investors LP, as the Administrative Agent.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1).
24.1	Power of Attorney.(1)

*	To be filed by amendment.
†
Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

(1)	Previously filed on June 3, 2013.

(b)	Financial Statement Schedules.

All financial schedules have been omitted because they are not applicable or the information is included in the Registrant’s financial statements or related notes.

Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Madison, State of Wisconsin, on July 1, 2013.

CELLULAR DYNAMICS INTERNATIONAL, INC.

By:	/s/ Robert J. Palay
Robert J. Palay
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Robert J. Palay	Chief Executive Officer (Principal Executive Officer)	July 1, 2013
Robert J. Palay

/s/ David S. Snyder	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 1, 2013
David S. Snyder

*Directors:
Robert J. Palay, Thomas M. Palay, Michael E. Falk, Kenneth C. Hunt, Craig T. January, Leonard Loventhal, Gregory J. Lynch, Stanley D. Rose, Sheli Z. Rosenberg, James A. Thomson and Michael J. Van Handel

*By:	/s/ Robert J. Palay	July 1, 2013
Robert J. Palay
Attorney-In-Fact

Exhibit index

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Articles of Incorporation of Registrant, to be effective upon the closing of Registrant’s initial public offering.
3.2	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of Registrant’s initial public offering.(1)
4.1	Form of Registrant’s common stock certificate.(1)
4.2	Fourth Amended and Restated Registration Rights Agreement, dated November 1, 2012, by and among Registrant and certain security holders of Registrant.(1)
4.3	Form of First Amendment to Fourth Amended and Restated Registration Rights Agreement by and among Registrant and certain security holders of Registrant.(1)
4.4	Amended and Restated Equity Agreement dated November 22, 2006 by and between Registrant and WiCell.(1)
4.5	Amended and Restated Equity Agreement dated July 15, 2008 by and between Registrant and WARF.(1)
4.6	Form of Tranche 1 warrant to purchase shares of Series B preferred stock (included in Exhibit 10.55).
4.7	Form of Note (included in Exhibit 10.55).
5.1*	Opinion of Godfrey & Kahn, S.C.
10.1	Form of Executive Officer Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.2	Form of Director Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.3	Form of Consultant Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.4	Form of Employee Stock Option Agreements (2008 Equity Incentive Plan).(1)
10.5	2008 Equity Incentive Plan.(1)
10.6	2013 Equity Incentive Plan.(1)
10.7	Consulting Agreement dated December 19, 2008 by and between Registrant and James A. Thomson.(1)
10.8	Consulting Agreement dated December 19, 2008 by and between Registrant and Dr. Craig T. January.(1)
10.9	Employment Agreement dated December 11, 2008 by and between Registrant and Robert J. Palay.(1)
10.10	Employment Agreement dated December 12, 2008 by and between Registrant and Dr. Thomas M. Palay.(1)
10.11	Employment Agreement dated December 12, 2008 by and between Registrant and Christopher Parker.(1)
10.12	Employment Agreement dated December 19, 2008 by and between Registrant and Dr. Emile F. Nuwaysir.(1)
10.13	Form of Indemnification Agreement by and between Registrant and each of its directors.(1)
10.14	Grant Agreement dated February 28, 2008 between Wisconsin Department of Commerce and Registrant.(1)
10.15	Grant Agreement dated June 3, 2008 between Wisconsin Department of Commerce and Registrant and Stem Cell Products, Inc.(1)
10.16	Lease Agreement dated April 25, 2006 by and between Registrant and University Research Park, Incorporated.(1)

10.17	Amendment to Lease dated April 25, 2006 by and between Registrant and University Research Park, Incorporated.(1)
10.18	Amendment to Lease dated August 1, 2006 by and between Registrant and University Research Park, Incorporated.(1)
10.19	Amendment to Lease dated June 1, 2007 by and between Registrant and University Research Park, Incorporated.(1)
10.20	Amendment to Lease dated June 1, 2008 by and between Registrant and University Research Park, Incorporated.(1)
10.21	Amendment to Lease dated May 15, 2010 by and between Registrant and University Research Park, Incorporated.(1)
10.22	License and Services Agreement dated September 27, 2012 by and between Registrant and The Buck Institute for Research on Aging.(1)
10.23†	Supply Agreement effective as of May 18, 2010 by and between Registrant and SmithKline Beecham d/b/a GlaxoSmithKline.(1)
10.24†	Supply Agreement effective as of July 6, 2010 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.25(a)	First Amendment to Supply Agreement dated June 13, 2012 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.25(b)†	Second Amendment to Supply Agreement dated April 24, 2013 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.26†	Distributor Agreement dated April 29, 2011 by and between Registrant and iPS Academia Japan, Inc.(1)
10.27†	First Amendment to Distributor Agreement dated April 29, 2011 by and between Registrant and iPS Academia Japan, Inc.(1)
10.28	Consulting Agreement dated October 18, 2010 by and between Registrant and Dr. Stanley D. Rose.(1)
10.29	Promissory Note dated November 21, 2005 by and between Registrant and the Wisconsin Department of Commerce.(1)
10.30	Promissory Note dated April 27, 2007 by and between Registrant and the Wisconsin Department of Commerce.(1)
10.31	Nonstatutory Stock Option Agreement dated October 18, 2010 by and between Registrant and James Thomson.(1)
10.32	Letter Agreement dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.33	Employment Agreement dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.34	Patent Assignment dated October 18, 2010 by and between Registrant and James A. Thomson.(1)
10.35	Nonstatutory Stock Option Agreement dated December 20, 2011 by and between Registrant and James Thomson.(1)
10.36	Amendment to Letter Agreement dated December 20, 2011 by and between Registrant and James A. Thomson.(1)
10.37†	Supply and Distribution Agreement dated June 12, 2012 by and between Registrant and Life Technologies Corporation.(1)
10.38†	First Amendment to Supply and Distribution Agreement dated February 27, 2013 by and between Registrant and Life Technologies Corporation.(1)
10.39†	Non-Exclusive License Agreement dated May 6, 2010 by and between Registrant and iPS Academia Japan, Inc.(1)
10.40†	Exclusive License Agreement dated March 23, 2009 by and between Registrant and Indiana University Research and Technology Corporation.(1)

10.41†	License Agreement dated June 6, 2012 by and between Registrant and Wisconsin Alumni Research Foundation.(1)
10.42†	Master Laboratory Services Agreement dated November 22, 2010 by and between Registrant and Eli Lilly and Company.(1)
10.43†	Addendum to Master Laboratory Services Agreement dated June 21, 2012 by and between Registrant and Eli Lilly and Company.(1)
10.44†	Hepatocyte Collaborative Research Agreement dated May 16, 2011 by and between Registrant and Hoffmann-La Roche Inc.(1)
10.45†	Centre of Excellence Agreement dated December 3, 2012 by and between Registrant and AstraZeneca UK Limited.(1)
10.46	Annual Incentive Cash Compensation Plan.(1)
10.47	Non-employee Director Compensation Policy.(1)
10.48	Form of Amendment to Letter Agreement and Consulting Agreement between Registrant and James A. Thomson dated May 7, 2013.(1)
10.49	Form of Employment Agreement by and between Registrant and Chief Executive Officer and Chairman and President and Vice Chairman.(1)
10.50	Form of Stock Option Agreement between Registrant and Chief Executive Officer and Chairman and President and Vice Chairman (2013 Equity Incentive Plan).(1)
10.51	Form of Executive Officer Stock Option Agreement (2013 Equity Incentive Plan).(1)
10.52	Form of Director Stock Option Agreement (2013 Equity Incentive Plan).(1)
10.53	Form of Stock Option Agreement between Registrant and James A. Thomson (2013 Equity Incentive Plan).(1)
10.54	Amendment to Lease dated May 6, 2013 by and between Registrant and University Research Park, Incorporated.(1)
10.55
Credit Agreement dated as of June 27, 2013 among Cellular Dynamics International, Inc., as the Company, the various lenders party thereto, as Lenders, and Sixth Floor Investors LP, as the Administrative Agent.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1).
24.1	Power of Attorney.(1)

*	To be filed by amendment.
†
Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

(1)	Previously filed on June 3, 2013.